Form 20-F
period 2024-06-30
Global Engine Group Holding Ltd
filed 2024-10-31
CIK 1908705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________ to ____________

Commission file number: 001-42277

GLOBAL ENGINE GROUP HOLDING LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Mr. Andrew, LEE Yat Lung

Tel: +852 3955 2300

Email: andrew.lee@globalengine.com.hk
Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares $0.0000625 par value per share	GLE	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2024, the issuer had 16,000,000 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the Hong Kong naming convention of last name followed by first name, regardless of whether an individual’s name is Chinese or English. This Annual Report includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“BVI Sub” are to Global Engine Holdings Limited, a BVI company;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of Annual Report only;;

●	the “Company” or “GE Group” are to Global Engine Group Holding Limited, a BVI company;

●	“mainland China” are to the mainland of the People’s Republic of China;

●	“GEL” are to Global Engine Limited, a Hong Kong company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“ICT” are to information communication technologies;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of Global Engine Group Holding Limited, par value $0.0000625 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this Annual Report are to Global Engine Group Holding Limited, a BVI company and its subsidiaries, unless the context otherwise indicates.

This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00=HKD 7.8083 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate. We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary GEL, using Hong Kong dollars, the currency of Hong Kong. Global Engine Group Holding Limited’s reporting currency is Hong Kong dollars.

ii

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business” starting on page 6 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

●	Our revenues, operating income and cash flows are likely to fluctuate.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

●	We are exposed to the credit risks of our customers.

●	We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

●	A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

●	We may not be able to protect our intellectual property rights.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

Risks Related to Our People. See “Item 3. Key Information — Risk Factors — Risks Related to Our People” starting on page 20 of this Annual Report.

We are also subject to risks and uncertainties related to our people, including, but not limited to, the following:

●	Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

●	Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

●	Employees may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Risks Related to Acquisitions. See “Item 3. Key Information — Risk Factors — Risks Related to Acquisitions” starting on page 21 of this Annual Report.

We are also subject to risks and uncertainties related to our potential acquisitions, including, but not limited to, the following:

●	We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

●	An acquisition may not be accretive in the near term or at all.

●	We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

●	Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our ordinary shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

Risks Related to Our Corporate Structure. See “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure” starting on page 22 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	Although we currently have no operations in mainland China and we believe that we are not subject to the Chinese government’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China, there is no guarantee that the PRC government will not seek to intervene or influence GEL’s operations at any time. If GEL were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in GEL’s operations, significantly limit or completely hinder GE Group’s ability to offer or continue to offer securities to investors and cause the value of GE Group’s securities to significantly decline or be worthless, which would materially affect the interests of the investors. There also can be no assurance that the PRC government will not intervene or impose restrictions on GE Group’s ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect its business.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 25 of this Annual Report.

Substantially all of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	A substantial part of GEL’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

●	There are political risks associated with conducting business in Hong Kong.

●	We may be affected by the currency peg system in Hong Kong.

Risks Related to Our Ordinary Shares. See “Item 3. Key Information — Risk Factors — Risks Related to Our Ordinary Shares” starting on page 33 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Ordinary Shares to raise money or otherwise desire to liquidate your shares.

●	The market price for our shares may be volatile.

●	Volatility in the price of our Ordinary Shares may subject us to securities litigation.

●	Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

●	We do not intend to pay dividends for the foreseeable future.

●	The market price for our Ordinary Shares may be volatile.

●	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for investors to assess the rapidly changing value of our Ordinary Shares.

RISK FACTORS

Risks Related to Our Business

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	merger and acquisition activity;

●	frequency and complexity of significant commercial litigation;

●	over expansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offerings.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the geographic locations of our clients or the locations where services are rendered; (v) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) the length of billing and collection cycles and changes in amounts that may become uncollectible; (vii) changes in the frequency and complexity of government regulatory and enforcement activities; (viii) business and asset acquisitions; (ix) fluctuations in the exchange rates of various currencies against the U.S. dollar; (x) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy; and (xi) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors.  The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. For the year ended June 30, 2024, three major third-party customers, (i) Intellino Tech Sdn Bhd; (ii) VNET Group, Inc.; and (iii) Aisly Global Inc., accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues. For the year ended June 30, 2023, three major third-party customers, (i) VNET Group, Inc.; (ii) Teligent International Limited; and (iii) Aisly Global Inc., accounted for 33.9%, 15.5% and 13.2%, respectively, of the Company’s total revenues, and one related-party customer, China Information Technology Development Limited (the Company has entered into separate agreements with each of Macro Systems Limited and DataCube Research Centre Limited and the revenues derived from these two entities have been consolidated and reported under their parent company China Information Technology Development Limited), accounted for 19.0% of the Company’s total revenues. For the year ended June 30, 2022, two major third-party customers, (i) VNET Group, Inc.; and (ii) Aisly Global Inc., accounted for 33.1% and 23.8%, respectively, of the Company’s total revenues, and one related-party customer, China Information Technology Development Limited, accounted for 21.9% of the Company’s total revenues. The contract with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended, has a term of twelve months and expired on May 31, 2024 and the second contract, dated August 9, 2024 has a term of 3 months and will expire on November 14, 2024. The contract with 21Vianet Group Limited, dated October 4, 2019, has a term of approximately seven years and six months and will expire on March 31, 2027. The contract with Diyixian.com Limited, dated January 1, 2020, has a term of one year and expired on December 31, 2020, after which we continue to provide services to the customer without a written agreement on a periodic basis. The contract with Teligent International Limited, dated June 1, 2023, has a term of one month and expired on June 30, 2023. We have entered into two (2) contacts with Aisly Global Inc. The first contract, originally dated January 1, 2021, as amended, has a term of 23 months and expired on November 30, 2022 and the second contract, dated August 30, 2023, has a term of 8 months and expired on April 30, 2024. We had four (4) contracts with Macro Systems Limited including one contract dated September 1, 2020 (expired June 30, 2021), one contract dated March 19, 2021 (expired on December 31, 2021), one contract dated March 19, 2021 (expired on June 30, 2022) and one contract dated March 1, 2021 (expired on December 31, 2022). The contract with DataCube Research Center Limited, originally dated August 27, 2021, as amended, had a term of 24 months, was originally set to expire on March 31, 2024, but said contract was terminated on September 30, 2023.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products and services that will be generated by these customers or the future demand for our products by these customers in the marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products and services, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any of our largest customers terminates the purchase of our products and services, such termination would materially negatively affect our revenues, results of operations and financial condition.

Many of our customers have entered into short-term contracts, with terms of one year or less, which do not provide for automatic renewal and require the customer to opt-in to extend the term. Our customers have no obligation to renew, upgrade, or expand their agreements with us after the terms of their existing agreements have expired. If one or more of our customers terminate their contracts with us, whether for convenience, for default in the event of a breach by us, or for other reasons specified in our contracts, as applicable; if our customers elect not to renew their contracts with us; or if our customers renew their contractual arrangements with us for shorter contract lengths or for a reduced scope; our business and results of operations could be adversely affected. This adverse impact would be even more pronounced for customers that represent a material portion of our revenue or business operations.

We are exposed to the credit risks of our customers.

Our financial position and profitability are dependent on our customers’ creditworthiness. Thus, we are exposed to our customers’ credit risks. There is no assurance that we will not encounter doubtful or bad debts in the future. Due to economic conditions in Hong Kong, in particular the risk of monetary and fiscal policies to address inflation, businesses in Hong Kong are generally conserving cash or under increased financial and credit stress. As a result, we could experience slower payments from our customers and borrowers, an increase in accounts receivable aging and/or an increase in bad debts. If we were to experience any unexpected delay or difficulty in collections from our customers or borrowers, our cash flows and financial results would be adversely affected.

We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business.

We rely on a limited number of vendors. For the year ended June 30, 2024, two vendors, (i) Nexsen Limited; and (ii) MDT Innovations (Labuan) Ltd.  accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases. For the year ended June 30, 2023, two vendors, (i) Nexsen Limited; and (ii) MDT Innovations (Labuan) Ltd. accounted for 73.0% and 17.2%, respectively, of the Company’s total purchases. For the year ended June 30, 2022, three vendors, (i) MDT Innovations Sdn Bdh and MDT Innovations (Labuan) Ltd.; (ii) Nexsen Limited; and (iii) FlexStream Asia Limited, accounted for 40.2%, 34.9% and 12.5%, respectively, of the Company’s total purchases. The contracts with Logic Network Limited for different services, dated November 1, 2019, May 1, 2020 and November 15, 2021 will expire or expired on March 31, 2027 (for a term of seven years and four months), December 31, 2020 (for a term of eight months) and November 14, 2022 (for a term of one year), respectively. We had four contracts with Nexsen Limited including one dated January 2, 2020 (expired on December 31, 2020); one dated July 2, 2021 (expired on June 30, 2022); one dated April 1, 2022 (expired on March 31, 2024) and one dated September 25, 2023 (expired on March 31, 2024).. The contract with Flexstream Asia Limited, dated June 1, 2021, had a term of 13 months and expired on June 30, 2022, after which Flexstream Asia Limited continues to provide services to us on a monthly basis. We had entered into five contracts with MDT Innovations Sdn Bdh for different services: one dated September 1, 2020 for ten months (expired on June 30, 2021), one dated December 15, 2020 for six months (expired on June 30, 2021), one dated April 17, 2021 for eight and a half months (expired on December 31, 2021), one on July 2, 2021 for twelve months (expired on June 30, 2022), and one on September 29, 2021 (for a term from July 1, 2021 to December 31, 2021). We previously had a contract with Intelino Sdn Bhd, dated November 16, 2020, with a term of approximately seven and a half months which expired on June 30, 2021. We entered into two (2) contracts with MDT Innovation (Labuan) Ltd: one contract dated August 30, 2023, which has a term of 8 months and will expire on April 30, 2024, and one contract dated January 2, 2022, which has a term of 12 months and expired on December 31, 2022.  This reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternatives or replacement vendors beyond these key vendors. If we experience a significant increase in demand of our products, or if we need to replace an existing vendor, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor would have an adverse effect on our business, financial condition and results of operations. In addition, our vendors may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins.

Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions.

Our financial forecasts are dependent on estimates and assumptions regarding budget and planning data, market growth, foreign exchange rates and our ability to generate sufficient cash flow to reinvest in the business, fund internal growth, and meet our debt obligations. Our financial projections are based on historical experience and on various other assumptions that our management believes to be reasonable under the circumstances and at the time they are made. However, if our external and internal information is inadequate, our actual results may differ materially from our forecasts and cause us to make inappropriate financial decisions. Any material variation between our financial forecasts and our actual results may also adversely affect our future profitability, stock price and stockholder confidence.

We may fail to innovate or create new solutions which align with changing market and customer demand.

As a provider of integrated solutions, which involve the offering of products and services consisting of (i) providing comprehensive services to telecom operators, (ii) offering business planning, development, technical and operations consulting programs to cloud and data center providers, and (iii) offering system design, planning, development and operation services to technology companies, we expect to encounter some of the challenges, risks, difficulties, and uncertainties frequently encountered by companies providing such products and services in rapidly evolving markets. Some of these challenges include our ability to increase the total number of users of our services or adapt to meet changes in our markets and competitive developments. Our personnel must continually stay current with vendor and marketplace technology advancements, create solutions which may integrate evolving vendor products and services as well as services and solutions we provide, to meet changing marketplace and customer demand. Our failure to innovate and provide value to our customers may erode our competitive position and market share and may lead to a decrease in revenue and financial performance.

In all of our markets, some of our competitors have greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, and adopt more aggressive pricing and credit policies than we do. We may not be successful in achieving revenue growth, which may have a material adverse effect on our future operating results as a whole.

Our business may face risks of clients’ default on payment.

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recessions caused by COVID-19. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive retainers before we begin performing services. In the cases where we have received retainers, we cannot assure that the retainers will adequately cover our fees for the services we perform.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and clients.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in an industry which is subject to regulation and may requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

Our business involves the storage and transmission of proprietary information and sensitive or confidential data, including personal information of its employees, customers and others. In addition, we operate data centers for its customers that host their technology infrastructure and may store and transmit both business-critical data and confidential information. In connection with our services business, some of our employees also have access to its customers’ confidential data and other information.

We have privacy and data security policies in place that are designed to prevent security breaches and we have employed significant resources to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may not be able to protect our intellectual property rights.

We cannot make assurances that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property rights laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders

Andrew, LEE Yat Lung (“Mr. Lee”) is currently the beneficial owner of 6,960,000 Ordinary Shares or 38.0% of our outstanding shares. Mr. Lee will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Although our business operations so far have not been materially and adversely affected by the outbreak of the coronavirus (COVID-19) due to our business nature, there can be no assurance that our business operations will not be materially and adversely affected by the continuous effect of the COVID-19 pandemic in the future.

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. These actions may continue to expand in scope, type and impact. These measures, while intended to protect human life, are expected to have significant adverse impacts on domestic and foreign economies of uncertain severity and duration. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, which may result in a global recession. The effectiveness of economic stabilization efforts being taken to mitigate the effects of the COVID-19 outbreak is currently uncertain.

A public health pandemic, including COVID-19, potentially poses the risk that the Company or its affiliates, employees, suppliers, customers and others may be prevented from conducting business activities for an indefinite period of time, including as a result of shutdowns, travel restrictions and other actions that may be requested or mandated by governmental authorities. Such actions may prevent the Company from accessing the facilities of its customers to deliver products and provide services. In addition, our customers may choose to delay or abandon projects on which we provide products and/or services as a result of such actions.

Although the COVID-19 outbreak so far has not materially disrupted our business operations due to the nature of our business being based on technical platform and resources (unlike the manufacturing industry, for example), there can be no assurance that it will not materially and adversely affect us, our employees, suppliers, or customers in the future. For example, if a significant number of our employees, or employees and third parties performing key functions, including our CEO and members of our board of directors, become ill, our business may be further adversely impacted. In addition, we have modified our business practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners, and suppliers. Such modified business practices (including the extension of remote work arrangements) could pose challenges to our employees and our IT systems and increase operational risk, including cyber security and IT systems management risks, and impair our ability to manage our business. An increase in operational challenges could have a material and adverse effect on our business, financial conditions, and results of operations.

Our liquidity could be negatively impacted if these conditions continue for a significant period of time and we may be required to pursue additional sources of financing to obtain working capital, maintain appropriate inventory levels and meet our financial obligations. Our ability to obtain any required financing is not guaranteed and largely dependent upon evolving market conditions and other factors. Depending on the continued impact of the COVID-19 outbreak, further actions may be required to improve our cash position and capital structure. We cannot assure you that we would be able to take any of these actions on terms that are favorable to us or at all, that these actions would be successful and permit us to meet our scheduled debt service obligations or satisfy our capital requirements, or that these actions would be permitted under the terms of our existing or future debt agreements.

We may also experience impacts from market downturns and changes in demand for our products and services related to pandemic fears and impacts on our workforce as a result of COVID-19. If the COVID-19 outbreak becomes more pronounced in our markets, or if another significant natural disaster or pandemic were to occur in the future, our operations in areas impacted by such events could experience further adverse financial impacts due to market changes and other resulting events and circumstances. The extent to which the COVID-19 outbreak impacts our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19, the longevity of COVID-19 and the actions to contain COVID-19 or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Although it is difficult to predict the effect and ultimate impact of the COVID-19 outbreak on our business in the future, it is likely that the impact of COVID-19 may adversely affect our results of operations, financial conditions and cash flows in the next fiscal year.

The effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of slowing our sales in Hong Kong.

Furthermore, even after the COVID-19 outbreak has subsided, we may experience impacts to our business as a result of the global economic impact of the COVID-19 outbreak, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and vendors in the future.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese Companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. Although substantially all of our operations are based in Hong Kong and none of our customers and suppliers are based in mainland China, if we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

We may be required to recognize impairment charges for our long-lived assets and other intangible assets, which could materially affect our financial results.

We assess our long-lived assets and other intangible assets as and when required by U.S. GAAP to determine whether they are impaired and, if they are, to record appropriate impairment charges. Factors we consider include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. It is possible that we may be required to record significant impairment charges in the future. Such charges have had and could have an adverse impact on our results of operations.

If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested services and the location of the client or delivery of the services. Our operations are highly competitive.

Our competitors include large organizations, such as the global IT consulting and software companies, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

Risks Related to Our People

Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining qualified and experienced professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Despite fixed terms or renewal provisions, we could face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will enter into new or extend employment agreements with our professionals. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years as we expand our business, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

During periods of reduced demand for our services, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

Employees may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual employees, in the event that an employee leaves, such clients may decide that they prefer to continue working with a specific person rather than with our Company. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Risks Related to Acquisitions

We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable.

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as:

●	difficulties in integrating diverse corporate cultures and management styles;

●	disparate policies and practices;

●	client relationship issues;

●	decreased utilization during the integration process;

●	loss of key existing or acquired personnel;

●	increased costs to improve or coordinate managerial, operational, financial and administrative systems;

●	dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions;

●	the assumption of legal liabilities;

●	future earn-out payments or other price adjustments;

●	potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets;

●	difficulty or inability to collect receivables; and

●	undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S., which we have addressed elsewhere in these Risk Factors.

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

We may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join us to compete and work on client engagements. In addition, we may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that we will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. We could also face litigation risks from group hires.

An acquisition may not be accretive in the near term or at all.

Competitive market conditions may require us to pay a price that represents a higher multiple of revenues or profits for an acquisition. As a result of these competitive dynamics, cost of the acquisition or other factors, certain acquisitions may not be accretive to our overall financial results at the time of the acquisition or at all.

We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join our Company. Some professionals may choose not to join our Company or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in our Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per Ordinary Share for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the British Virgin Islands, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10 – Additional Information – E. Taxation — Hong Kong Profits Taxation” on page 84 of this Annual Report. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2024 and 2023, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; iv) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the Information Technology General Controls (“ITGCs”) on privileged access and system changes; and v) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

In connection with our IPO, we have appointed independent directors, established an audit committee and strengthened corporate governance. In addition, we intend to implement other measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; iii) appointed independent directors, established an audit committee and strengthened corporate governance; and iv) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities.

As a public company, we are subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. However, we may cease to qualify as a foreign private issuer in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering (the “IPO”), whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we are required to have independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur as a public company or the timing of such costs.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong

Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in GEL’s operations, significantly limit or completely hinder GE Group’s ability to offer or continue to offer securities to investors and cause the value of GE Group’s securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. Furthermore, none of our clients and suppliers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the years ended June 30, 2024 and June 30, 2023, we generated approximately 21.0% and 78.1% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or become worthless.

There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland-China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in mainland China must be stored in mainland China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. In addition, for critical information infrastructure operators, or the “CIIOs”, that purchase network-related products and services, the CIIOs shall declare any network-related product or service that affects or may affect national security to the Office of Cybersecurity Review of the CAC for cybersecurity review. Due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. In addition, the Review Measures stipulates that any online platform operators holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiary, GEL, because (i) GEL is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this Annual Report, GEL has not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date of this Annual Report, GEL has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for our IPO. Based on laws and regulations currently in effect in the PRC as of the date of this Annual Report, we believe GEL is not required to pass the cybersecurity review of the CAC in order to list our Ordinary Shares in the U.S.

In addition, on December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, all mainland-China-based companies shall file with the CSRC within three working days.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Filing Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date of this Annual Report, we believe GEL is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S in the future because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, and the Company’s main places of business are not located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

As of the date of this Annual Report, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiaries do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (iv) none of the clients and suppliers of the Company and its subsidiaries are located in mainland China and, (v) the Company and its subsidiaries possess personal information of less than 1 million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our subsidiaries (i) do not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on GE Group’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless.

All of GEL’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

GE Group is a holding company, and we conduct our operations in Hong Kong through GEL, our wholly-owned subsidiary, formed in Hong Kong. Substantially all of our operations are located in Hong Kong and none of our clients or suppliers are located in mainland China. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland-China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between GE Group, the ultimate holding company, and GEL, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from GEL. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

While we operate our business in Hong Kong and the South East Asian region, our operations are principally based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this Annual Report, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The Hong Kong protests that began in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Ordinary Shares

Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, each of our former and current auditors, Friedman LLP and Marcum Asia CPAs LLP, respectively, is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Friedman LLP had been subject to PCAOB inspections on a regular basis prior to September 1, 2022 when Friedman LLP combined with Marcum LLP. Marcum Asia CPAs LLP is subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from Accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in the United States, and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or the Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in Hong Kong or China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Hong Kong or Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong or Chinese companies listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Hong Kong or Chinese companies may also negatively affect the attitudes of investors towards Hong Kong or Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ordinary shares. In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our product and service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

GEL has distributed dividends to our shareholders as follows: On September 28, 2020, GEL declared a per share dividend of HKD10,000 (US$1,280) to its shareholders (the “FYE June 30, 2020 Dividend”), which was paid in full in a total amount of HKD1.0 million (US$128,069) to shareholders on October 6, 2020. On November 2, 2020 and February 22, 2021, GEL declared a per share dividend of HKD30,000 (US$3,842) and HKD35,000 (US$4,482), respectively, to its shareholders (the “FYE June 30, 2021 Dividend”), which was paid in full in a total amount of HKD6.5 million (US$832,448) to shareholders on June 29, 2021. On September 1, 2021, GEL declared a per share dividend of HKD15,000 (US$1,921) to its shareholders, which was paid in full in a total amount of HKD1.5 million (US$192,103) to shareholders on January 14, 2022.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Volatility in the price of our Ordinary Shares may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Our Ordinary Shares – As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.” on page 39 of this Annual Report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

If we cannot continue to satisfy the continuous listing requirements and other rules of the Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Even though our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Although we have initially met the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although our listed Ordinary Shares are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the cash proceeds and the market capitalization following the IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company.” Beginning on page 82 of this Annual Report.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

GEL is an operating company incorporated in Hong Kong on May 3, 2018 and Mr. Lee was its sole shareholder until March 30, 2021. In order to prepare for the IPO of the Company, Mr. Lee, through his fully owned entity, formed BVI Sub on March 5, 2021. Subsequently, on March 30, 2021, Mr. Lee sold his equity interest in GEL to BVI Sub for nominal cash consideration resulting in BVI Sub being the sole shareholder of GEL.  On September 7, 2021, GE Group was incorporated under the laws of the British Virgin Islands for the purpose of being a public company after the IPO and the holding company of BVI Sub. On January 5, 2022, then-existing shareholders of BVI Sub transferred their equity interests in BVI Sub to GE Group resulting in GE Group being the parent company of BVI Sub and the indirect parent company of GEL.

On October 18, 2022, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to 800,000,000 Ordinary Shares, par value of $0.0000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 16,000-for-1.

On September 23, 2024, we consummated the IPO of 2,000,000 Ordinary Shares (the “IPO Shares”). The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-266919) (the “F-1”), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 16, 2024. The IPO Shares were priced at a price of $4.00 per share. The Company has also granted the underwriters a 45-day option to purchase up to an additional 300,000 Ordinary Shares to cover over-allotments, if any (the “Over-Allotment Option”). The Ordinary Shares were approved for listing on The Nasdaq Capital Market on September 19, 2024 and commenced trading under the symbol “GLE” on September 20, 2024.

On October 18, 2024, upon the underwriters’ full exercise of the Over-Allotment Option, the Company sold 300,000 Ordinary Shares at a price of $4.00 per share accordingly. As a result, the Company has raised gross proceeds of $9,200,000 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Name	Background	Ownership	Principal activities
Global Engine Group Holding Limited (“GE Group”)	● A BVI company ● Incorporated on September 7, 2021	-	Investment holding
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

GE Group is permitted under the laws of British Virgin Islands to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on GE Group’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., GE Group, directly controls BVI Sub, which holds 100% of shares of GEL, our Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from GE Group, the holding company incorporated in the British Virgin Islands to GEL through BVI Sub in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by GEL to GE Group through BVI Sub. GEL is permitted under the laws of Hong Kong to provide funding to GE Group through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If GE Group intends to distribute dividends to its shareholders, it will depend on payment of dividends from GEL to BVI Sub in accordance with the laws and regulations of Hong Kong, and BVI Sub will transfer the dividends to GE Group, and the dividends will be distributed by the GE Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If GEL incurs debt on its own in the future, the instruments governing such debt may restrict GEL’s ability to pay dividends, make distribution or transfer funds to GEL Group. As of the date of this Annual Report, none of our subsidiaries have made any dividends or distributions to GE Group. As of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. Both GE Group and GEL currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, can be directly transferred to BVI Sub, and then transferred to subordinate operating entity GEL via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from GE Group to GEL or from GEL to GE Group and the investors in the U.S.

Subject to the BVI Act and our amended and restated memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this Annual Report, GEL has distributed dividends to our shareholders as follows: On September 28, 2020, GEL declared a per share dividend of HKD10,000 (US$1,280) to its shareholders (the “FYE June 30, 2020 Dividend”), which was paid in full in a total amount of HKD1.0 million (US$128,069) to shareholders on October 6, 2020. On November 2, 2020 and February 22, 2021, GEL declared a per share dividend of HKD30,000 (US$3,842) and HKD35,000 (US$4,482), respectively, to its shareholders (the “FYE June 30, 2021 Dividend”), which was paid in full in a total amount of HKD6.5 million (US$832,448) to shareholders on June 29, 2021. On September 1, 2021, GEL declared a per share dividend of HKD15,000 (US$1,921) to its shareholders, which was paid in full in a total amount of HKD1.5 million (US$192,103) to shareholders on January 14, 2022. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary GEL. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 78 and “Risk Factors – Risks Related to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 22 for more information.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive offices are located at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong, and our telephone number is +852 3955 2300. Our registered office in the British Virgin Islands is at Vista Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a website at: www.globalengine.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.

B. Business Overview

Business Overview

We are an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. Leveraging our business development and consulting talent, we assess, design, deliver, secure, and manage solutions comprised of leading technologies aligned with our customers’ needs.

GE Group is a holding company incorporated in the BVI with no material operations. Our operations are conducted in Hong Kong by our indirect wholly-owned subsidiary, GEL, a Hong Kong company, which is wholly-owned by our direct wholly-owned subsidiary, BVI Sub, a BVI company.

Our target customer groups include, but are not limited to, the following:

●	“Telecom Operators”—providing comprehensive services to telecom operators, including the one-stop shop purchase from telecom license application service to turnkey network setup as well as service outsourcing that adapted to each client’s specific needs. We especially target the clients that are small to medium-sized telecom operators and ICT service providers seeking growth and expansion in Hong Kong and the South East Asian market;

●	“Data Center and Cloud Computing Services Providers”—offering business planning, development, technical and operations consulting programs structured to target the cloud computing and data center providers. Our current consultancy projects include the technical and regulatory feasibility study for establishing and acquiring data center facilities in Hong Kong and the South East Asian region; and

●	“Internet-of-things (“IoT”) Solutions Providers, Resellers, and Users”—offering system design, planning, development and operation services to technology companies who seek to transform their service offerings through adoption of the IoT technology and platform.

We offer a number of products and services to our customers to fit their specific ICT needs, as we strive to be their primary ICT solutions and services provider. Some of our offerings include:

●	“ICT Solution Services” include the cloud platform deployment, IT system design and configuration services, maintenance services, data center colocation service and cloud service. We believe that our services view technology purchases as integrated solutions, rather than discrete product and service categories, and most of our sales are derived from integrated solutions involving our customers’ data centers, network and collaboration infrastructure;

●	“Technical Services” include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects;

●	“Project Management Services” enhance productivity and collaboration management and enables successful implementations and adoption of solutions for customers.

Our primary focus in delivering comprehensive ICT solutions is to deliver custom tailored solutions that address our customers’ business and financial needs while leveraging the expertise of our experienced team, as well as our strong ties with telecom carriers, vendors, and regulators. We begin with a consultation with our clients to better understand their business needs and then design, deploy and manage solutions aligned to such needs. In order to provide custom tailored solutions, we leverage the broader areas of cloud, security, networking, data center, collaboration and specific skills in orchestration and automation, data management, data visualization, analytics, network modernization, edge computing and other innovative and emerging technologies. We possess extensive engineering and operational experience and relationships with a broad range of leading ICT service providers  that enable us to offer tailored multi-vendor ICT solutions that are optimized for each of our customers’ specific requirements.

Moreover, our technical resources have enabled us to continue investing in engineering and technology resources to stay on the forefront of technology trends. Our expertise in the ICT industry, fortified by our robust portfolio of consulting, professional, and managed services, has enabled us to remain a trusted advisor for our customers. This broad portfolio of expertise enables us to deliver a wide range of services to our customers that spans from fast delivery of competitively priced products and services, to subsequent operations and maintenance services. This approach permits us to deploy ever-more-sophisticated solutions enabling our customers to achieve their business goals.

For the year ended June 30, 2024, we generated revenues of HKD49.5 million ($6.3 million), an increase of HKD4.8 million ($0.6 million) over the HKD44.7 million of revenues generated for the year ended June 30, 2023. For the year ended June 30, 2024, we had net income of HKD2.6 million ($0.3 million), a decrease of HKD0.07 million ($0.009 million) over the HKD2.7 million for the year ended June 30, 2023. For the year ended June 30, 2023, we generated revenues of HKD44.7 million, a decrease of HKD9.9 million over the HKD54.6 million of revenues generated for the year ended June 30, 2022. For the year ended June 30, 2023, we had a net income of HKD2.7 million, a decrease of HKD5.5 million over the HKD8.2 million for the year ended June 30, 2022.

For the year ended June 30, 2024, we generated approximately 63.3% of our revenues from Malaysia, 21.0% from Hong Kong and 15.7% from Taiwan.

Industry Overview

Our target customer groups include: (1) telecom operators; (2) data center and cloud computing services providers; and (3) IoT solutions providers, resellers, and users.

For telecom operators, we specially target the clients that are small to medium-sized operators seeking growth and expansion in Hong Kong and the South East Asian market. Despite the social and economic challenges brought by the COVID-19 pandemic, the Hong Kong telecommunications market remained vibrant and maintained a strong momentum for growth. Hong Kong is among the most advanced telecommunications markets of the world with one of the highest local mobile and fixed broadband penetration rates. As of March 2023, 5G network coverage in Hong Kong reached over 90% of the Hong Kong population and reached as high as 99% in core business districts, covering major locations in urban areas and mass transit railway (MTR) lines. Hong Kong’s fixed-broadband network has achieved over 99% household penetration rate, among which 85% of households enjoyed high-speed broadband services via optical fibre. (Source: P.6, “OFCA Trading Fund Report 2022/23,” Hong Kong Office of Communications Authority, September 2023.)

For data center and cloud computing services providers, we offer them business planning, development, technical and operations consulting programs. The global cloud managed services market size was USD88.86 billion in 2023 and is projected to reach USD154.56 billion by 2028, exhibiting a CAGR of 12.0% from 2024. (Source: “Cloud Managed Services Global Market Report 2024 – By Service Type (Managed Business Services, Managed Network Services, Managed Security Services, Managed Infrastructure Services, Managed Mobility Services, Managed Communication and Collaboration Services), By Deployment (Public Cloud, Private Cloud), By Organization Size (Large Enterprises, Small and Medium-Sized Enterprises (SMEs)), By End-User (Government, Retail, IT and Telecommunication, Manufacturing, BFSI, Healthcare, Energy and Utilities) - Market Size, Trends, and Global Forecast 2024-2033, The Business Research Company, January 2024). The South East Asia cloud computing market revenue is estimated to reach USD 40.32 billion by 2025, at a CAGR of 12.3% between 2018 and 2025, driven by the increasing demand for the cloud computing among the emerging small and medium size business organizations in this region. (Source: “Southeast Asia Cloud Computing Market Size 2017 by Deployment (Public Cloud, Private Cloud, Hybrid Cloud) by Product (IaaS, PaaS, SaaS) by Organization (Small, Medium, Large) by Application (IT & Telecom, BFSI, Aerospace & Defense, Healthcare, Manufacturing, Government & Utilities, Retail, Consumer Electronics, Others), by Region, Trends and Forecast 2018 to 2025”, Adroit Market Research, December 2018).

For IoT solutions providers, resellers and users, our target customers include providers offering system design, planning, development and operation services to technology companies who seek to transform their services offerings through adoption of the IoT technology and platform in Hong Kong and the South East Asian region. The spending on IoT in Asia Pacific is expected to reach USD437 billion by 2025 with a CAGR of 12.1% from 2021. (Source: “IDC Expects Internet of Things Spending in Asia Pacific to Reach $437 Billion in 2025”, International Data Corporation (IDC), January 2022).

The following are key trends we believe are impacting the ICT market in the Hong Kong and South East Asia markets:

●	Increasing acceleration of migration to the cloud. We expect the COVID-19 pandemic to accelerate cloud adoption not just as a technological shift, but also as an operating model as companies recognize the limitations of their current environments and struggle with the impact of the pandemic on their businesses today. We expect this shift to be dramatic and compress the adoption curve from decades to just a few years as a result. The most immediate impact we believe is the massive shift to remote working as millions of companies globally are transitioning to this new stay-at-home reality.

●	Multi-cloud strategy. Over the past several years, cloud architectures and cloud-enabled frameworks, whether public, private, or hybrid, have become the core foundation of modern ICT. In order to take advantage of this trend, we focus on assisting our customers in assessing, defining, deploying, and managing private and hybrid clouds that align with their business needs. This strategy leverages our strength in deploying private clouds, while also incorporating elements of the public cloud. By assessing our clients’ applications, workloads, business requirements, etc., we deploy solutions that leverage the best available technology platforms and consumption models. For example, we may build a private cloud solution to host mission critical applications, while utilizing a public cloud solution for development, collaboration, or disaster recovery. Our cloud strategy is tightly aligned with all our key strategic initiatives, including security, and digital workspace.

●	Need for third-party services. We believe that customers are becoming increasingly reliant upon third-party service providers, such as us, to manage significant aspects of their technical environment, from design, implementation, pre- and post-sales support, to maintenance, engineering, cloud management, security operations, and other services.

●	Reduction in the number of ICT solutions providers. Our view is that customers are seeking to reduce the number of solutions providers with whom they do business to improve supply chain and internal efficiencies, enhance accountability, improve supplier management practices, and reduce costs. As a result, customers are looking to find ICT solutions providers that can provide a whole suite of solutions for their ICT needs.

●	Lack of sufficient internal ICT resources at mid-sized and large enterprises, and scarcity of ICT personnel in certain high-demand disciplines. We believe that ICT departments at small, mid-sized, and large enterprises are facing pressure to deliver emerging technologies and business outcomes but lack the properly trained staff and the ability to hire personnel with high in-demand disciplines such as security and data analytics. At the same time the prevalence of security threats; increased use of cloud computing, software-defined networking, new architectures, and rapid software development frameworks; the proliferation of mobile devices and bring-your-own-device (BYOD) policies; and complexity of multi-vendor solutions, have made it difficult for these departments to implement high-quality ICT solutions.

●	Disruptive technologies are creating complexity and challenges for customers and vendors. The rapid evolution of disruptive technologies, and the speed by which they impact an organization’s technology platforms, has made it difficult for customers to effectively design, procure, implement and manage their own ICT systems. Moreover, increased budget pressures, fewer internal resources, a fragmented vendor landscape and fast time-to-value expectations make it challenging for customers to design, implement and manage secure, efficient and cost-effective ICT environments. Customers are increasingly turning to ICT solution providers to implement complex service offerings, including cloud computing, converged and hyper-converged infrastructures, big data analytics, and flash storage.

●	Increasing sophistication and incidences of IT security breaches and cyber-attacks. Over the last several years, cyber-attacks have become more sophisticated, numerous, and pervasive. Organizations are finding it increasingly difficult to effectively safeguard their confidential and personal information from a constant stream of advanced threats, both internal and external. Moreover, cyber-threats have shifted from uncoordinated individual efforts to highly coordinated and well-funded attacks by criminal organizations and nation-state actors. For most organizations, it is no longer a matter of if a cyber-attack will occur; the question is when and what impact it will have on the organization. We believe our customers are focused on all aspects of cyber security, including information and physical security, intellectual property, and compliance requirements related to industry and government regulations. To meet current and future security threats, enterprises must implement security controls and technology solutions that leverage integrated services and products to help monitor, mitigate, and remediate security threats and attacks.

●	Customer ICT decision-making is shifting from ICT departments to line-of-business personnel. As ICT consumption shifts from legacy, on-premise infrastructure to agile “on-demand” and “as-a-service” solutions, customer procurement decisions are shifting from traditional ICT personnel to lines-of-business personnel, which is changing the customer engagement model and types of consultative services required to fulfill customer needs. In addition, many of the services create recurring revenue streams paid over time, rather than upfront revenue.

Competitive Strengths

We possess certain attributes that differentiate us as a provider of ICT solutions from Hong Kong. Our key competitive strengths include:

Large Addressable Market with Substantial Growth Opportunities Driven by Increasing ICT Complexity

We participate in the large ICT market with a specific focus on the data center, network, cloud, security, virtualization, and emerging segments of the industry, facilitated by our professional and managed service solutions. We believe we are well-positioned in the complex high-growth IT solutions segment by offering services related to private, hybrid and public datacenter implementations, cybersecurity management, incident response and remediation, software-defined wide area network (SD-Wan), IoT and complex network projects.

Our services target smaller and medium-sized enterprise companies and telecommunications service providers. Based on our experience, ICT departments within these companies and organizations are unable to provide the ever-increasing range of services to their end users, leading to an increased dependence on third-parties who can provide complex consulting services, such as our Company.

In the small to medium-sized business segment, we believe there is a large demand for our services. We believe we will be able to use our other competitive advantages to capture a significant portion of this new ICT spend through our services.

Business Model Serving Entire ICT Lifecycle—Assessment, Design and Architecture Solutions, Procurement, Implementation Solutions, Professional and Managed Services and Security

We believe we are a trusted ICT advisor to our clients by delivering differentiated products and services to enable our customers to meet increasingly complex ICT requirements. We can provide complete, turn-key solutions aligned to the entire ICT lifecycle starting with assessment of the ICT problems, designing and creating architecture solutions, helping with procurement of the required ICT solutions, assisting with implementation of such solutions and providing on-going professional and consulting services.

Deep Expertise in Advanced Technology to Address Cloud, Security, Digital Infrastructure and other Emerging IT Trends

We believe our customers choose us for their complex ICT services needs based on our track record of delivering top-tier solutions, offering value-added services, and our close relationships with both established and emerging companies in the industry, such as China Information Technology Development Limited (“CITD”), VNET Group, Inc., and Nexsen Limited.

Location Advantages

GEL is located in Hong Kong, which is one of the major ICT hubs in the PRC and South East Asia regions. Hong Kong provides a pro-business environment backed by a legal system that fosters a vibrant startup ecosystem for the ICT sector. Hong Kong’s geographic proximity to mainland China and South East Asian region makes it a strategic location that accommodates doing business with booming markets. As a leading digital economy, Hong Kong possesses a robust ICT infrastructure sustained by the continued investment into telecommunications technology and online security technology. Hong Kong is also home to a talented pool of ICT professionals, who possess scientific and business expertise, in addition to the ability to speak English, Mandarin, and Cantonese.

Strategic Ability to Design and Integrate Cloud Solutions Across Multiple Partners

We believe our expertise in architecting data center and cloud environments allows us to provide differentiated offerings that help our customers transition significant portions of their business—and sometimes all of their critical business workloads—to the cloud. Combined with our strong foundations in networking and security, we are uniquely poised to help customers adopt a multi-cloud strategy that utilizes our cloud cost management framework to help overcome the inherent challenges. We also leverage our strategic business relationships with companies such as CITD, VNET Group, Inc., and Nexsen Limited in conjunction with our professional, managed, and lifecycle services to help our customers achieve their desired business outcomes.

Growth Strategy

Our growth strategies include:

Growth in the area of IoT and Cloud Computing

GEL will further develop its business in the South East Asian region, with a strategic focus on IoT and Cloud Computing, by partnering with fast-growing technologies companies in the domestic markets.

Merger &Acquisition and Investment in New Business Ventures

Our goal is to become a leading international ICT consulting services enterprise that provides a full range of ICT consulting and project management services to telecom carriers, data center operators, ICT solution providers, and multi-national corporations in Hong Kong and South East Asia regions. To this end, we intend to invest in new business ventures to facilitate the growth of our business and create more sources of revenue.

Build Our Geographic Footprint

We seek to expand our customer base and geographic reach and improve our technology and consulting services offerings. We intend to expand our business from Hong Kong to the South East Asian region.

Recruit, Retain, and Develop Employees

Due to the nature of our business, we have been able to make strategic costing-sharing arrangement with related entity to utilize experienced professionals to satisfy the needs of our operation while reduce employment costs. GEL entered into a cost assignment agreement with Boxasone Limited, a related entity associated with Mr. Lee on June 30, 2019 pursuant to which GEL shares 50% of salaries expense of an employee of Boxasone Limited from July 1, 2019 based on the estimated services and hours that such employee would provide to GEL. With the growth of our business, on January 1, 2020, GEL entered into a new cost assignment agreement with Boxasone Limited to have two additional employees of Boxasone Limited to work for GEL, for whom GEL shares one-fourth (1/4) of their staff expenses with Boxasone Limited (the “Boxasone Cost Agreement”) based on the estimated services and hours that these employee would provide to GEL from January 1, 2020. On July 1, 2022 we amended the Boxasone Cost Agreement, pursuant to which we agreed to share the portion of staff expenses with Boxasone Limited, at a rate of HKD20,000 per month for three Boxasone Limited employees, based on the estimated services and hours these employees would provide to us from July 1, 2022 to January 31, 2023.

In addition to the staffs GEL shares with Boxasone Limited, Mr. Lee is the CEO of GEL and GE Group. GE Group has a chief financial officer. With the continuous growth of our business and expanded customer base, we plan to allocate 25% of the proceeds of the IPO for recruiting additional experienced staff, including administrative, executive and accounting personnel, with solid industry backgrounds that can support the operation of our multiple lines of business.

Inorganic Growth

We actively seek and plan to selectively pursue acquisitions that complement our strategy. We routinely evaluate acquisition opportunities aligned with our strategic expansion goals and will continue to target and pursue such acquisitions that expand our service offerings and capabilities, add differentiated talent and expand our client base.

Competition

The market for ICT solutions is highly competitive and fragmented, subject to macro-economic cycles and the entry of new competitors. Additionally, the consolidation of existing market participants can create significantly larger competitors and is also affected by disruptive technologies and other market activities of industry participants. We expect to continue to compete in all areas of our business against any vendors and service providers. Some of our competitors are direct marketers, which can place downward pressure on product pricing. In addition, many ICT vendors may sell or lease equipment directly to our customers, and our continued ability to compete effectively may be affected by such vendors. We face indirect competition from potential customers’ internal development efforts and must overcome potential customers’ reluctance to move away from legacy systems, processes, and solution providers.

Some of our competitors have greater financial, technical, marketing, and other resources than we do. In addition, some of these competitors may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors also engage in more extensive promotional marketing and advertising activities, offer more attractive terms to customers, and adopt more aggressive pricing policies than we do.

Intellectual Property

We regard our copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in Hong Kong, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

Global Engine Limited registered the domain name of “www.globalengine.com.hk”.

Employees

As of June 30, 2024, we have 4 full-time employees. In addition, we entered into a cost assignment agreement with Boxasone Limited, a related entity associated with Mr. Lee on June 30, 2019 pursuant to which we share 50% of salary expense of an employee of Boxasone Limited from July 1, 2019 based on the estimated services and hours such employee would provide to us. With the growth of our business, on January 1, 2020, we entered into a new cost assignment agreement with Boxasone Limited (the “Boxasone Cost Agreement”) to have two additional employees of Boxasone Limited work for us, for whom, we share one-fourth (1/4) of their staff expenses with Boxasone Limited based on the estimated services and hours these employees would provide to us from January 1, 2020. On July 1, 2022 we amended the Boxasone Cost Agreement, pursuant to which we agreed to share the portion of staff expenses with Boxasone Limited, at a rate of HKD20,000 per month for three Boxasone Limited employees, based on the estimated services and hours these employees would provide to us from July 1, 2022 to January 31, 2023.

No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is located at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. GEL leased an aggregate of 1,414 square feet of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for two years, from June 2022 until June 2024. We cannot terminate the lease early during this two-year lease period. The Company renewed the lease arrangement in May 2024. The new lease started on June 4, 2024 and will expire on June 3, 2025.

The operating lease expenses amounted to HKD388,807 (US$49,794) and HKD402,063 for the years ended June 30, 2024 and 2023, respectively.

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2024 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2025	$385,000	$49,307

We believe our facilities are sufficient for our business operations.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. We have implemented policies and procedures designed to help comply with applicable laws and regulations. We strive to stay up to date on any new laws or regulations that affect the Company or our customers in order to provide custom IT solutions that comply with such laws and regulations.

Regulations Related to our Business Operations in Hong Kong

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of the right to request correction of any data they consider to be inaccurate.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Regulations Related to the British Virgin Islands

Regulations related to the British Virgin Islands Data Protection Act, 2021

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on 9 July 2021. The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require among other things that:

●	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the British Virgin Islands, unless there is proof of adequate data protection safeguards or consent from the data subject;

●	where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

●	processing sensitive personal data in contravention of the BVI DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the BVI DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the BVI DPA may institute civil proceedings in the British Virgin Islands courts.

C. Organizational Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. For the year ended June 30, 2024, the conversion from HKD into US$ are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.8083 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024.

Overview

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the BVI Business Companies Act (Law Revision 2020) (the “BVI Act”). The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”), which was incorporated under the BVI Act on March 5, 2021. BVI Sub is also a holding company holding of all the equity interest of Global Engine Limited (“GEL”), a Hong Kong company incorporated on May 3, 2018. The Company, through GEL, is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The Group offers: (i) “ICT Solution Services” which include the cloud platform deployment, IT system design and configuration services maintenance services, data center colocation service and cloud service; (ii) “Technical Services” which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China. The “Company” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section refers to GE Group and its subsidiaries, to reflect the applicable information on a consolidated basis, unless the context otherwise indicates.

Each of GE Group and BVI Sub, our intermediate BVI holding entity, has no operations or activity other than being the holding company of their respective immediate subsidiary. The consolidated financial statements reflect the activities of GEL, our operating entity:

Name	Background	Ownership	Principal activities
Global Engine Group Holding Limited (“GE Group”)	● A BVI company ● Incorporated on September 7, 2021	-	Investment holding
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Global Engine Limited (“GEL”),	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	integrated solutions provider in ICT, system integration and other technical consultation services

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The above does not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the section titled “Risk Factors” elsewhere in this annual report.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition. See Note 3—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Estimated provision for credit losses

We carry accounts receivable at the face amounts less a reserve for estimated credit losses. As of June 30, 2023, we recorded an allowance for doubtful accounts related to accounts receivable of HKDnil. We estimated our reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Consequently, to reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the reserve for credit losses of HKDnil as of July 1, 2023. During the year ended June 30, 2024, we recorded adjustments for credit losses of HKD99,775 (US$12,778) in the consolidated financial statements related to accounts receivable. As of June 30, 2024, the reserve for credit losses was HKD99,775 (US$12,778).

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended June 30
	2022		2023		2024
Revenues	HKD	% of Revenue	HKD	% of Revenue	HKD	US$	% of Revenue

Cloud services and data center managed services
Third parties’ revenue	$35,636,864	65.2%	$15,112,472	33.8%	$39,604,258	$5,072,072	80.1%
Related parties’ revenue	11,975,000	21.9%	8,475,000	19%	1,800,000	230,524	3.6%
Telecommunication, consultancy and related services
Third parties’ revenue	4,507,677	8.3%	21,096,677	47.2%	8,046,176	1,030,464	16.3%
Related parties’ revenue	2,500,000	4.6%		-%			-%
Total revenues	54,619,541	100.0%	44,684,149	100.0%	49,450,434	6,333,060	100.0%
Cost of revenues
Third parties’ cost of revenues	37,694,232	69.0%	36,097,137	80.8%	40,980,168	5,248,283	82.9%
Related parties’ cost of revenues	2,991,456	5.5%	1,198,545	2.7%	1,140,000	145,998	2.3%
Total cost of revenues	40,685,688	74.5%	37,295,682	83.5%	42,120,168	5,394,281	85.2%
Gross profit	13,933,853	25.5%	7,388,467	16.5%	7,330,266	938,779	14.8%
Operating expenses
General and administrative expenses	4,468,484	8.2%	4,244,637	9.5%	4,480,135	573,766	9.1%
Total operating expenses	4,468,484	8.2%	4,244,637	9.5%	4,480,135	573,766	9.1%
Income from operations	9,465,369	17.3%	3,143,830	7.0%	2,850,131	365,013	5.7%
Interest expense	(1,550)	0.0%	(34,551)	0.0%	(10,367)	(1,328)	0.0%
Other income	39,974	0.1%	23,403	0.0%	52,807	6,763	0.1%
Income before income taxes	9,503,793	17.4%	3,132,682	7.0%	2,892,571	370,448	5.8%
Income tax expense	1,342,379	2.5%	467,592	1.0%	297,067	38,045	0.6%
Net income	$8,161,414	14.9%	$2,665,090	6.0%	$2,595,504	$332,403	5.2%

Year ended June 30, 2024 compared to year ended June 30, 2023

Revenues

For the years ended June 30, 2024 and 2023, the Company generated its revenues through two revenue streams by the Company’s wholly-owned subsidiary, GEL: (i) cloud services and data center managed services and (ii) telecommunication, consultancy and related services.

The following table presented GEL’s revenues disaggregated by service lines for the years ended June 30, 2024 and 2023:

	For the years ended June 30
	2023	2024	2024	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Cloud services and data center managed services	$23,587,472	$41,404,258	$5,302,596	17,816,786	75.5%
Telecommunication, consultancy and related services	21,096,677	8,046,176	1,030,464	(13,050,501)	(61.9)%
Total revenues	$44,684,149	$49,450,434	$6,333,060	4,766,285	10.7%

The following table presented GEL’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2024 and 2023:

	For the years ended June 30
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	$44,684,149	$49,450,434	$6,333,060	$4,766,285	10.7%

Revenue increased by HKD4.8 million, or 10.7%, to HKD49.5 million (US$6.3 million) for the year ended June 30, 2024 compared to $44.7 million for the year ended June 30, 2023.

Cloud services and data center services include offering business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region. The Company also offers complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring to customers. The significant increase in cloud services and data center managed services was due to increase in revenue in Malaysia and Taiwan.

The decrease in revenue from telecommunication, consultancy and related services was mainly driven by the completion of performance obligations of certain consultancy projects in Hong Kong in the prior period and no similar project completed for the year ended June 30, 2024.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the year ended June 30, 2024, cost of revenues was HKD42.1 million (US$5.4 million), increased by HKD4.8 million from HKD37.3 million for the year ended June 30, 2023. The increase was due to the increase in subcontracting expenses as a result of the increase in number of projects.

Gross profit

As a result of the foregoing, gross profit for the year ended June 30, 2024 was HKD7.3 million (US$0.9 million), a decrease of 0.8% from HKD7.4 million for the year ended June 30, 2023. The gross profit margin for the year ended June 30, 2024 was 14.8%, a decrease of 1.7% from 16.5% for the year ended June 30, 2023 due to the offering of competitive pricing package to open new markets.

General and administrative expenses

General and administrative expenses consisted primarily of motor car expenses, IT expenses, depreciation, legal and professional fees, accounting fee, director’s fee, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended June 30
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	(%)
Motor car expenses	$33,918	$6,373	$816	$(27,545)	(81.2)%
Depreciation of property and equipment	326,261	325,944	41,743	(317)	(0.1)%
Amortization of right-of-use assets	402,063	353,807	45,312	(48,256)	(12.0)%
IT Expenses	664,107	664,366	85,085	259	0.0%
Accounting Fee	120,000	120,000	15,368	-	-%
Director’s Fee	240,000	240,000	30,737	-	-%
Salaries and employee benefits	500,325	751,106	96,193	250,781	50.1%
Legal and professional fees	1,782,289	1,649,878	211,298	(132,411)	(7.4)%
Insurance	38,938	55,220	7,072	16,282	41.8%
Exchange loss, net	2,664	17,092	2,189	14,428	541.6%
Others	134,072	296,349	37,953	162,277	121.0%
Total	$4,244,637	$4,480,135	$573,766	$235,498	5.5%

General and administrative expenses increased by HKD235,498 or 5.5% from HKD4.2 million in the year ended June 30, 2023 to HKD4.5 million (US$573,766) in the year ended June 30, 2024. The increase mainly driven by increase in salaries and employee benefits for the increase in headcount during the year and was partially offset by the decrease in legal and professional fee by HKD132,411 (US$16,958) in relation to the preparation of Company’s initial public offering in the United States.

IT expenses

IT expenses primarily consisted of domain fee and server rental expenses for the Company’s information storage, processing and back up. The amount is comparable with prior year.

Others

Other expenses mainly included bank charges, transportation costs, travelling expenses, government licensing fee, company secretary expenses, entertainment expenses, sundry expenses and provision of credit losses. The increase in mainly due to the increase of provision of credit losses of HKD99,775 (US$12,778) during the year.

Allowance for credit losses

On July 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of June 30, 2023. Results for reporting periods beginning July 1, 2023 are presented under ASC 326. The Company concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of June 30, 2023.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events such as aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forecasts.

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2024 (US$)	$1,665,752	$515,912	$9,605	$6,403	$9,000	$2,206,672
June 30, 2024 (HKD)	13,006,692	4,028,397	75,000	50,000	70,273	17,230,362
June 30, 2023 (HKD)	6,116,962	94,000	2,505,205	-	-	8,716,167
Change (HKD)	$6,889,730	$3,934,397	$(2,430,205)	$50,000	$70,273	$8,514,195

The table below sets forth the subsequent settlements related to Company’s accounts receivable as of June 30, 2024:

Year Ended June 30	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
2024 (US$)	$-	$456,177	$-	$-	$2,635	$458,812
2024 (HKD)	-	3,561,966	-	-	20,573	3,582,539

The table below sets forth the accounts receivable balance net of subsequent settlements:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2024 (US$)	$1,665,752	$59,735	$9,605	$6,403	$6,365	$1,747,860
June 30, 2024 (HKD)	13,006,692	466,431	75,000	50,000	49,700	13,647,823

For the years ended June 30, 2024 and 2023, the Company provided provision for expected credit losses of HKD99,775 (US$12,778) and HKDNil, respectively. As of June 30, 2024 and 2023, provision for credit losses were HKD99,775 (US$12,778) and HKDNil, respectively.

Interest expense

Interest expense represented the bank overdraft interest. For the years ended June 30, 2024 and 2023, its interest expense was HKD10,367 (US$1,328) and HKD34,551, respectively.

Other income

Other income was primarily comprised of the interest income and government grants. For the year ended June 30, 2024, we recognized interest income of HKD52,807 (US$6,763). For the year ended June 30, 2023, we recognized interest income of HKD15,403 and government grants of HKD8,000.

Income tax expense

Income tax expense was HKD297,067 (US$38,045) for the year ended June 30, 2024, as compared to HKD467,592 for the year ended June 30, 2023. The decrease in its income tax expense by HKD170,525 due to the decrease in income from operations as discussed aforementioned.

Net income

As a result of the above discussed, the Company recorded a net income of HKD2,595,504(US$332,403) for the year ended June 30, 2024, representing a decrease of HKD69,586 or 2.6% from a net income of HKD2,665,090 for the year ended June 30, 2023.

Year ended June 30, 2023 compared to year ended June 30, 2022

Revenues

For the years ended June 30, 2023 and 2022, the Company generated its revenues through two revenue streams by the Company’s wholly-owned subsidiary, GEL: (i) cloud services and data center managed services and (ii) telecommunication, consultancy and related services.

The following table presented GEL’s revenues disaggregated by service lines for the years ended June 30, 2023 and 2022:

	For the years ended June 30
	2022	2023	Change	Change
Revenues	HKD	HKD	HKD	%
Cloud services and data center managed services	$47,611,864	$23,587,472	$(24,024,392)	(50.5)%
Telecommunication, consultancy and related services	7,007,677	21,096,677	14,089,000	201.1%
Total revenues	$54,619,541	$44,684,149	$(9,935,392)	(18.2)%

The following table presented GEL’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2023 and 2022:

	For the years ended June 30
	2022	2023	Change	Change
	HKD	HKD	HKD	%
Services transferred over time	$54,619,541	$44,684,149	$(9,935,392)	(18.2)%

Revenue decreased by HKD9.9 million, or 18.2%, to HKD44.7 million for the year ended June 30, 2023 compared to $54.6 million for the year ended June 30, 2022.

Cloud services and data center services include offering business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region. The Company also offers complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring to customers. The significant decrease in cloud services and data center managed services was due to the sluggish demand in the services as a result of slow recovery of the domestic economy in China and tightening of credit control to customers in face of the uncertainties in the global economy.

The significant increase in revenue from telecommunication, consultancy and related services was mainly driven by the completion of performance obligations of certain consultancy projects during the year.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the year ended June 30, 2023, cost of revenues was HKD37.3 million, decreased by HKD3.4 million from HKD40.7 million for the year ended June 30, 2022. The decrease was due to the decrease in subcontracting expenses as a result of the decrease in number of projects.

Gross profit

As a result of the foregoing, gross profit for the year ended June 30, 2023 was HKD7.4 million, a decrease of HKD6.5 million from HKD13.9 million for the for the year ended June 30, 2022. The gross profit margin for the year ended June 30, 2023 was 16.5%, a decrease of 9.0% from 25.5% for the year ended June 30, 2022 due to the offering of competitive pricing package to maintain the market share under the ongoing difficult market conditions.

General and administrative expenses

General and administrative expenses consisted primarily of motor car expenses, IT expenses, depreciation, legal and professional fees, rental expense, accounting fee, consultancy fee, director’s fee, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended June 30
	2022	2023	Change	Change
	HKD	HKD	HKD	(%)
Motor car expenses	$-	$33,918	$33,918	100.0%
Depreciation of property and equipment	188,753	326,261	137,508	72.9%
Amortization of right-of-use assets	325,651	402,063	76,412	23.5%
IT Expenses	616,162	664,107	47,945	7.8%
Accounting Fee	120,000	120,000	-	-%
Director’s Fee	240,000	240,000	-	-%
Salaries and employee benefits	512,700	500,325	(12,375)	(2.4)%
Legal and professional fees	2,380,875	1,782,289	(598,586)	(25.1)%
Insurance	16,636	38,938	22,302	134.1%
Others	67,707	136,736	69,029	101.9%
Total	$4,468,484	$4,244,637	$(223,847)	(5.0)%

General and administrative expenses decreased by HKD223,847 from HKD4.5 million in the year ended June 30, 2022 to HKD4.2 million in the year ended June 30, 2023. The decrease mainly driven by decrease in legal and professional fees by HKD598,586 in relation to the preparation of Company’s initial public offering in the United States and was partially offset by the increase in depreciation of property and equipment of HKD137,508.

IT expenses

IT expenses primarily consisted of domain fee and server rental expenses for the Company’s information storage, processing and back up.

Others

Other expenses mainly included bank charges, transportation costs, travelling expenses, government licensing fee, company secretary expenses, entertainment expenses and sundry expenses. The increase in expenses for the year ended June 30, 2023 was attributable to the increase in the company secretary expenses during the year.

Interest expense

Interest expense represented the bank overdraft interest. For the years ended June 30, 2023 and 2022, its interest expense was HKD34,551 and HKD1,550, respectively.

Other income

Other income was primarily comprised of the interest income, foreign currency exchange gain and government grants. For the year ended June 30, 2023, we recognized interest income of HKD15,403 (US$1,966) and government grants of HKD8,000 (US$1,021). For the year ended June 30, 2022, we recognized interest income of HKD59, government grants of HKD16,000 and gain on foreign currency of HKD23,915. The government grant is related to a COVID-19 subsidy from the government of Hong Kong SAR for employment.

Income tax expense

Income tax expense was HKD467,592 (US$59,670) for the year ended June 30, 2023, as compared to HKD1,342,379 for the year ended June 30, 2022. The decrease in its income tax expense by HKD874,787 or 65.2% due to the decrease in our revenues and gross profit margin as discussed aforementioned.

Net income

As a result of the above discussed, the Company recorded a net income of HKD2,665,090 (US$340,095) for the year ended June 30, 2023, representing a decline of HKD5,496,324 or 67.3% from a net income of HKD8,161,414 for the year ended June 30, 2022. A decrease in its net income in the year ended June 30, 2023 was due to decrease in gross profit as previously discussed.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of GEL. As of June 30, 2024, 2023 and 2022, its cash balance was HKD8,406,293(US$1,076,584), HKD6,245,104 and HKD6,011,035, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the years ended June 30,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Net cash provided by operating activities	$7,107,540	$670,536	$1,810	$231
Net cash used in investing activities	(1,483,088)	(28,397)	-	-
Net cash (used in) provided by financing activities	$(1,357,771)	$(408,070)	$2,159,379	$276,550

Cash provided by operating activities:

For the year ended June 30, 2024, net cash provided by operating activities of HKD1,810 (US$231) was primarily resulted from the net income of HKD2,595,504 (US$332,403) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD325,944 (US$41,743), amortization of right-of-use assets of HKD353,807 (US$45,312) and provision for expected credit losses of HKD99,775 (US$12,778). Change in operating activities included decrease in prepaid tax of HKD553,941 (US$70,943), increase in account payables of HKD7,253,390 (US$928,933) due to the increase in projects for sub-contracting and partially offset by increase in accounts receivable of HKD8,514,195 (US$1,090,403) due to less settlement from our customers, increase in prepayment and deposits of HKD143,218 (US$18,342), decrease in contract liabilities of HKD2,152,957 (US$275,727) and payment to our lessor, HKD370,181 (US$47,409).

For the year ended June 30, 2023, net cash provided by operating activities of HKD670,536 was primarily resulted from the net income of HKD2,665,090 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD326,261, amortization of right-of-use assets of HKD402,063 and deferred offering costs of HKD277,759 for change of underwriter. Change in operating activities included decrease in prepayment, deposits and other receivables of HKD3,556,643 due to the decrease in advance payment to our vendors, increase in account payables of HKD4,437,252 due to the increase in order near the year end and partially offset by increase in accounts receivable of HKD7,539,058 due to sales were made near the year end, increase in prepaid income tax of HKD722,140 due to the payment of provisional income tax during the year, decrease in contract liabilities of HKD2,106,124 and payment to our lessor, HKD384,985.

For the year ended June 30, 2022, net cash provided by operating activities of HKD7,107,540 was primarily resulted from the net income of HKD8,164,414) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD188,753 and depreciation of right-of-use assets of HKD325,651. Change in operating activities included decrease in accounts receivable of HKD1,957,627 due to settlement from our customers, increase in account payables of HKD1,147,675 as a result of an increase in cost of revenue during the year, decrease in contract assets of HKD955,105 and partially offset by increase in prepayment, deposits and other receivables of HKD3,317,058 due to the increase in advance payment to our vendors, decrease in income tax payable of HKD1,347,483 due to the payment of income tax during the year, decrease in contract liabilities of HKD637,789 and payment to our lessor, HKD326,355.

Cash used in investing activities:

For the year ended June 30, 2023, net cash used in investing activities was HKD28,397 for the purchases of property and equipment.

For the year ended June 30, 2022, net cash used in investing activities was HKD1,483,088 for the purchases of property and equipment.

Cash (used in) provided by financing activities:

For the year ended June 30, 2024, net cash provided by financing activities of HKD2,159,379 (US$276,550) consisted of decrease in balance with related parties of HKD16,201 (US$2,075), proceed of amount due to a director of HKD7,140 (US$914), collection of payment on behalf of a customer of HKD3,530,000 (US$452,083) and payments for deferred IPO costs of HKD1,361,560 (US$174,372).

For the year ended June 30, 2023, net cash used in financing activities of HKD408,070 consisted of decrease in balance with related parties of HKD1,049,199, repayment of amount due to a director of HKD158,277 and payments for deferred IPO costs of HKD1,298,992.

For the year ended June 30, 2022, net cash used in financing activities of HKD1,357,771 consisted of, decrease in balance with related parties of HKD3,706,968, repayment of amount due to a director of HKD359,910, payments for deferred IPO costs of HKD3,204,829 and dividend payments of HKD1,500,000.

The following table set forth a summary of the Company’s working capital as of June 30, 2024 and 2023:

	As of June 30,
	2023	2024	2024
	HKD	HKD	US$
Current assets	$15,885,949	$26,050,835	$3,336,300
Current liabilities	9,910,269	18,161,460	2,325,917
Working capital	$5,975,680	$7,889,375	$1,010,383

Current assets as of June 30, 2024 was HKD26,050,835 (US$3,336,300). Out of this balance, the Company had cash in an amount of HKD8,406,293 (US$1,076,584) of which approximately HKD5,947,009 was denominated in Hong Kong Dollar and approximately HKD2,459,284 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD17,130,587 (US$2,193,894), prepayment, deposits and other receivables of HKD345,756 (US$44,281) and prepaid tax of HKD168,199 (US$21,541).

Current liabilities as of June 30, 2024 was HKD18,161,460 (US$2,325,917). This amount was composed of account payables of HKD12,838,317 (US$1,644,189), accrued expenses and other payables of HKD3,542,000 (US$453,620), amount due to a director of HKD39,591 (US$5,070), amount due to a related party of HKD2,422 (US$310) and contract liabilities of HKD1,739,130 (US$222,728).

Current assets as of June 30, 2023 was HKD15,885,949. Out of this balance, the Company had cash in an amount of HKD6,245,104 of which approximately HKD5,657,524 was denominated in Hong Kong Dollar and approximately HKD587,580 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD8,716,167, prepayment, deposits and other receivables of HKD202,538 and prepaid tax of HKD722,140.

Current liabilities as of June 30, 2023 was HKD9,910,269. This amount was composed of account payables of HKD5,584,927, accrued expenses and other payables of HKD12,000, amount due to a director of HKD32,451, amount due to a related party of HKD18,623, current portion of operating lease obligation of HKD370,181 and contract liabilities of HKD3,892,087.

We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this Annual Report.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its common shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

Name	Age	Position(s)
Andrew, LEE Yat Lung	55	Chief Executive Officer, Chairman and Director
SUNG Pui Hei	39	Chief Financial Officer and Director
CHAN Kin Wah	52	Independent Director
HUNG Man Ching	51	Independent Director
CHEUNG Chi Hung	58	Independent Director

The following is a brief biography of each of our executive officers and directors:

Andrew, LEE Yat Lung, Chief Executive Officer, Chairman and Director. Mr. Lee is the founder of the Company and he currently serves as the Chief Executive Officer, Chairman of the Board of the Company and Director. Mr. Lee has served as Chief Executive Officer of GEL since May 2018. Mr. Lee has over 25 years of experience in the information and communication technologies industry. In this regard, Mr. Lee worked at 21Vianet Group Limited, a Nasdaq-listed company (Nasdaq: VNET), from September 2015 to March 2018 as managing director. From October 2002 to March 2014, Mr. Lee worked at Hutchison Telecom Hong Kong Limited, a main board listed company in Hong Kong (stock code: 215), serving in various positions with his last position being commercial director. Mr. Lee has extensive experience in sales, marketing, business development, project management, and merger and acquisition activities. Mr. Lee obtained his Master of Business Administration from the University of Surrey in October 1998.

SUNG Pui Hei, Chief Financial Officer and Director. Mr. Sung has served as Chief Financial Officer and a Director of the Company since September 16, 2024. Mr. Sung has over 15 years of experience in professional auditing, corporate accounting and financial management. In this regard, Mr. Sung worked at Ernst & Young Hong Kong from September 2008 to July 2015, with his last position being a manager. Mr. Sung was the chief financial officer and the company secretary of Shenglong Splendecor International Limited, a company listed on GEM of The Stock Exchange of Hong Kong Limited (stock code: 8481), from September 2015 to July 2018. He then worked at EFT Solutions Holdings Limited, a company listed on GEM of The Stock Exchange of Hong Kong limited (stock code: 8062), from August 2018 to March 2019, with his last position being the chairman assistant. Mr. Sung is currently the chief financial officer of Maxgrand Limited, a company specialising in the supply of lighting fittings, since April 2019. Mr. Sung obtained his Bachelor of Business Administration degree with a major in accountancy and a minor in finance from The Hong Kong Polytechnic University in October 2008, and he is currently a practicing and fellow member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”). He was admitted as a member and was advanced as a fellow of HKICPA in September 2012 and October 2019, respectively.

CHAN Kin Wah, Independent Director. Mr. Chan has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Chan currently serves as a general manager in NWS Holdings Limited, a main board listed company in Hong Kong (stock code: 659) and a director of certain subsidiaries of its group. Mr. Chan is primarily responsible for various businesses in its group including logistics facilities, retail business and healthcare services. Before joining the listed public company, Mr. Chan worked in several major corporations in Hong Kong including Hutchison Global Communications Limited, a telecom conglomerate, Modern Terminals Limited, a container terminal operator and Kowloon-Canton Railway Corporation, a railway operator. Mr. Chan has extensive experience in accounting, corporate governance, finance and project management, project development, investment, and merger and acquisition activities. Mr. Chan obtained his Bachelor of Commerce degree, majoring in accountancy, from the University of Wollongong in Australia. He was admitted as a member of the Hong Kong Society of Accountants (now known as HKICPA) and the Australian Society of Certified Practicing Accountants (now known as CPA Australia).

HUNG Man Ching, Independent Director.  Mr. Hung has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Hung has over 20 years of experience in the information technology and software development spaces. Mr. Hung currently serves as the Chief Executive Officer of Crossover International Co. Ltd., a company engaged in information technology consulting, business consulting, due diligence, advisory for tech start-up, software development, web and apps development, event management and training, and has served in such capacity since August 2002. In addition, Mr. Hung has been serving as Charter President of the Rotary Club of Peninsula East, Ltd., a non-profit organization since April 2019. From September 1994 to April 1997, Mr. Hung was employed as an IT consultant with HSBC Asset Management, a global asset management company. From May 1997 to October 1998, Mr. Hung was employed as a system analyst with Wilco International, a software development company, in its London, U.K. office working in the settlement system division. From November 1998 to November 2001, Mr. Hung worked as a Senior Consultant with HSBC Asset Management, in its Hong Kong office. From December 2001 to August 2002, Mr. Hung worked as a project manager with UBS Private Bank, a private banking financial institution, in its Hong Kong office. Mr. Hung obtained a Bachelor of Science degree with a major in computer science from The University of Hong Kong in 1994. Mr. Hung obtained Master of Business Administration and Master of Science in Information Systems Management degrees from the Hong Kong University of Science & Technology in 2001. Mr. Hung currently serves as a part-time lecturer at The Hong Kong Polytechnic University in Hong Kong.

CHEUNG Chi Hung, Independent Director. Mr. Cheung has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Cheung has over 30 years in the telecommunication and technologies spaces with extensive experience in business development, product marketing, and corporate management. Mr. Cheung is an entrepreneur for numbers of start-ups in the technology, media, and telecom (“TMT”) market across the Asia Pacific region. Mr. Cheung is the founder and currently serves as executive director and chief executive officer of ARDGO Labs Limited, an investment firm specialized in high-technologies incubation and investments. Mr. Cheung has been employed by ARDGO Labs Limited since September 2021. Mr. Cheung is also the co-founder and currently serves as executive director of M800 Group Limited, which included M800 Limited, a TMT infrastructure service provider to global carriers, and Cinnox Limited, a customer engagement SaaS service provider to global enterprises. Mr. Cheung has served as executive director of M800 Limited and Cinnox Limited since August 2008 and October 2021, respectively. From 2004 to 2007, Mr. Cheung was the business development director for China at a public-listed telecom infrastructure company in Hong Kong. Mr. Cheung obtained his Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University in 1988.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Executive Officers

For the year ended June 30, 2024, we paid an aggregate of HKD240,000 (US$30,736)   in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Andrew, LEE Yat Lung Employment Agreement

On September 16, 2024, we entered into an executive employment agreement with Mr. Andrew, LEE Yat Lung as Chief Executive Officer which is filed as Exhibit 4.1 to this Annual Report. Pursuant to the employment agreement, the term of the employment shall commence on September 16, 2024 and shall end on September 16, 2026, unless terminated earlier pursuant to the terms of the employment agreement. Upon expiration of this initial term of employment, the employment shall be automatically extended for successive 12-month periods unless terminated earlier pursuant to the terms of the employment agreement. Mr. Lee’s shall receive annual cash compensation of HKD1,458,000. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for six (6) months following termination of the employment.

SUNG Pui Hei Employment Agreement

On September 16, 2024, we entered into an executive employment agreement with Mr. SUNG Pui Hei as Chief Financial Officer which is filed as Exhibit 4.2 to this Annual Report. Pursuant to the employment agreement, the term of the employment shall commence on September 16, 2024 and shall end on September 16, 2026, unless terminated earlier pursuant to the terms of the employment agreement. Upon expiration of this initial term of employment, the employment shall be automatically extended for successive 12-month periods unless terminated earlier pursuant to the terms of the employment agreement. Mr. Sung’s shall receive annual cash compensation of HKD1,338,000. The executive’s salary, remuneration and benefits shall be reviewed by the board (or its designated compensation committee) and/or the management of the Company in accordance with the relevant policies adopted by the Company from time to time. We may terminate the employment for cause, at any time, by summary notice in writing with immediate effect without payment in lieu of notice, for certain acts of the executive, including but not limited to: (i) commission of any act of fraud or gross negligence by in the course of his employment; (ii) willful material misrepresentation at any time by the executive to the board; (iii) the willful failure or refusal to comply with any of the executive’s material obligations or to comply with a reasonable and lawful instruction of the board; or (iv) engagement by the executive in any misconduct or the commission by the executive of any act that is materially injurious or detrimental to the substantial interest of the Company and/or its subsidiaries and affiliated entities, as determined by the board. The executive has agreed, throughout the term of the employment and at all times thereafter, that the executive shall keep in strict confidence and not to use all non-public information relating to the technology, business, financial condition and other aspects of the Company. In addition, the executive has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for six (6) months following termination of the employment.

Compensation of Directors

For the fiscal year ended June 30, 2024, we did not compensate our directors. However, after the IPO, each independent director would be entitled to receive an annual cash compensation in the amount of US$12,000, payable quarterly.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors has determined that our three independent directors, CHAN Kin Wah, HUNG Man Ching and CHEUNG Chi Hung satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the BVI Act. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

Our Board of Directors, which consists of five members, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

We have stablished three committees under the board of directors: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of CHAN Kin Wah, HUNG Man Ching, and CHEUNG Chi Hung. CHAN Kin Wah is the chairman of our audit committee. We have determined that CHAN Kin Wah, HUNG Man Ching, and CHEUNG Chi Hung will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that CHAN Kin Wah qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of CHAN Kin Wah, HUNG Man Ching, and CHEUNG Chi Hung. CHEUNG Chi Hung is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of CHAN Kin Wah, HUNG Man Ching, and CHEUNG Chi Hung. HUNG Man Ching is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the Company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this Annual Report, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 99.1 to the F-1 filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Clawback Policy

We have adopted a Clawback Policy (the “Clawback Policy”) providing that in connection with an accounting restatement of our previously issued financial statements, we have the discretion to recover from current and former executive officers of the Company of certain incentive-based compensation that otherwise would not have been paid had it been determined based on the restated financial statements. A copy of the Clawback Policy is filed as Exhibit 99.1 to this Annual Report.

Board Diversity Matrix

Board Diversity Matrix (As of June 30, 2024)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of the date of this Annual Report, we have a total of 4 full-time employees.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,100 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Ordinary Shares as of the date of this Annual Report for:

●	each of the Company’s directors, and executive officers who beneficially own the Company’s Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to the initial public offering of the Company is based on 18,300,000 Ordinary Shares outstanding as of the date of this Annual Report.

The number and percentage of Ordinary Shares beneficially owned after the initial public offering of the Company are based on 18,300,000 Ordinary Shares outstanding as of the date hereof. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the Annual Report, the Company had 11 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Andrew, LEE Yat Lung (2)	6,960,000	38.0%
SUNG Pui Hei (3)	960,000	5.3%
CHAN Kin Wah	-	-%
HUNG Man Ching	-	-%
CHEUNG Chi Hung	-	-%
All directors and executive officers as a group	7,920,000	43.3%

5% Principal Shareholders:
Valuable Fortune Limited (2)	6,960,000	38.0%
Cosmic Solution Group Limited (3)	960,000	5.3%
Rosy Depot Limited (4)	1,600,000	8.7%
Best Digital Developments Limited (5)	960,000	5.3%
Elite Trade Developments Limited (6)	960,000	5.3%
Excel Elite Developments Limited (7)	960,000	5.3%

(1)	Unless otherwise indicated, the business address of each of the individuals is Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(2)	Includes 6,960,000 Ordinary Shares owned through Valuable Fortune Limited, a BVI company of which Mr. Lee is the sole owner and a director. Mr. Lee has the voting, dispositive or investment powers over such Ordinary Shares. The address of Valuable Fortune Limited is Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(3)	Includes 960,000 Ordinary Shares owned through Cosmic Solution Group Limited, a BVI company of which Mr. Sung is the sole owner and a director. Mr. Sung has the voting, dispositive or investment powers over such Ordinary Shares. The address of Cosmic Solution Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Rosy Depot Limited (“Rosy Depot”) is a BVI company wholly-owned by a Hong Kong listed company, China Information Technology Development Limited. Mr. WONG King Chiu Daniel is a director of Rosy Depot and is deemed to have the voting, dispositive or investment powers over such Ordinary Shares. The address of Rosy Depot is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Best Digital Developments Limited (“Best Digital”) is a BVI company, of which Mr. CHAN Chun Ying is the sole owner and a director. Mr. Chan has the voting, dispositive or investment powers over such Ordinary Shares. The address of Best Digital is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Elite Trade Developments Limited (“Elite Trade”) is a BVI company, of which Ms. SIN Ka Ka is the sole owner and a director. Ms. Sin has the voting, dispositive or investment powers over such Ordinary Shares. The address of Elite Trade is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Excel Elite Developments Limited (“Excel Elite”) is a BVI company, of which Mr. AU Wai Yin is the sole owner and a director. Mr. Au has the voting, dispositive or investment powers over such Ordinary Shares. The address of Excel Elite is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

As of the date of this Annual Report, there were 11 holders of record entered in our ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

The Group has commercial arrangements with related entities to provide or receive technical support and other services. For the years ended June 30, 2024 and 2023, no revenue was generated from Boxasone Limited (“BAO”) (Mr. Lee is the sole director and a shareholder). For the year ended June 30, 2022, the revenue generated from BAO amounted to HKD2,500,000. For the year ended June 30, 2022, the Group received services from BAO and reflected in cost of revenue amounted to HKD615,000.

For the years ended June 30, 2024 and 2023, the Group purchased no computer equipment from BAO. For the year ended June 30, 2022, the Group purchased computer equipment from BAO amounted to HKD250,000. The Group also remits management fees for the human resource services provided by BAO. During the year ended June 30, 2024, the Group remitted no fees for human resource services provided by BAO. During the years ended June 30, 2023 and 2022, the Group recorded HKD119,000 and HKD204,000, respectively, for the human resource services fee, which are reflected in general and administrative expenses and HKD35,000 and HKD60,000, respectively, for the human resource services fee, which are reflected in cost of revenue on the consolidated statement of income.

For the year ended June 30, 2024, the Company generated revenue from DataCube Research Centre Limited, a subsidiary of China Information Technology Development Limited (“CITD”), amounting to HKD1,800,000 (US$230,524).   For the year ended June 30, 2023, the revenue generated from Macro Systems Limited and DataCube Research Centre Limited, both are subsidiaries of CITD, amounted to HKD1,275,000 and HKD7,200,000, respectively. For the year ended June 30, 2022, the revenue generated from Macro Systems Limited and DataCube Research Centre Limited amounted to HKD6,175,000 and HKD5,800,000, respectively. For the year ended June 30, 2024, the Group received services from Logic Network Limited (a subsidiary of CITD) and reflected in cost of revenue amounting to HKD1,140,000 (US$145,998). For the year ended June 30, 2023, the Group received services from Logic Network Limited and reflected in cost of revenue amounting to HKD1,198,545. For the year ended June 30, 2022, the Group received services from Logic Network Limited and reflected in cost of revenue amounting to HKD2,316,456. CITD currently indirectly owns 10% of shares of the Group.

The following was a summary of related party’s balances as of June 30, 2024, 2023 and 2022:

Mr. Lee, Yat Lung Andrew (“Mr. Lee”), a director and Chief Executive Officer of the Company.

As of June 30, 2023, the Company has contract liabilities of HKD1,800,000 with DataCube Research Centre Limited. As of June 30, 2023, the Company has prepayment with Logic Network Limited amounted to HKD100,000.

As of June 30, 2022, the Company has contract liabilities of HKD1,275,000 and HKD1,200,000 with Macro Systems Limited and DataCube Research Centre Limited, respectively. The Company has prepayment with Logic Network Limited amounted to HKD1,098,545.

Amount due from related parties

			As of June 30,
Name of related parties	Relationship	Nature of transactions	2022	2023	2024
			HKD	HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	The Company provided an interest free loan to BAO, which was repayable on demand. The amount was fully settled by October 2022.	$1,030,576	$-	$-	$-

Amount due to a related party

			As of June 30,
Name of related parties	Relationship	Nature of transactions	2022	2023	2024
			HKD	HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	BAO provides management services (human resources and consultation) to the Company. BAO is also reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$-	$18,623	$2,422	$310

Amount to a director

		As of June 30,
Name of related parties	Nature of transactions	2022	2023	2024
		HKD	HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$190,728	$32,451	$39,591	$5,070

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation of Executive Officers”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclose above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “GLE” since September 20, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “GLE.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our F-1, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2 to the F-1 in connection with our IPO and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Related Party Transactions,” and “Underwriting” in our F-1 in connection with the IPO, which sections are incorporated herein by reference.

D. Exchange Controls

Under the British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of the Final Prospectus, all of which are subject to change. Unless otherwise noted in the following discussion, this section is the opinion of Messina Madrid Law PA, our U.S. tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of the Final Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of the Final Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is No income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States provided they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of the Final Prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company (“PFIC”)

Based on our current and anticipated operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022 and the taxable year ended December 31, 2023. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending December 31, 2024 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be No assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under No obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Our subsidiary, GEL, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

GEL elected the two-tier profits tax rate for its tax years of 2021/2022; 2022/2023 and 2023/24.

Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

British Virgin Islands Taxation

The disclosure relating to tax consequences under British Virgin Islands law is the opinion of Forbes Hare, our counsel as to BVI law.

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the F-1 and the Final Prospectus in connection with our IPO and the Resale Prospectus with the SEC.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes, and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

Our exposure on exposure on cash flow interest rate risk mainly arises from our deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign Currency Risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our IPO of 2,300,000 Ordinary Shares, which included the full exercise of the underwriter’s over-allotment option to purchase 300,000 Ordinary Shares. The Ordinary Shares were sold at an offering price of $4.00 per share. We received aggregate gross proceeds of $9.2 million from the IPO, before deducting underwriting discounts and other related expenses.

We have earmarked and have been using the proceeds of the IPO as follows: 25% on brand promotion and marketing; 25% on recruitment of talented personnel; 25% on strategic investments and acquisitions; and 25% on general working capital.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of June 30, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended June 30, 2024 and 2023, we identified five material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of June 30, 2024. The material weaknesses identified relate to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; iv) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the Information Technology General Controls on privileged access and system changes; and v) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; iii) appointed independent directors, established an audit committee and strengthened corporate governance; and iv) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. See “Item 3. Key Information — D. Risk Factors— Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this Annual Report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that CHAN Kin Wah is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code was filed as Exhibit 99.1 to the registration statement filed in connection with our IPO, which is incorporate by reference to this Annual Report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP. On January 20, 2023, our Board of Directors approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia CPAs LLP.

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP and Friedman LLP for the years ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
	US$	US$
Audit Fees*	$200,850	$211,450

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted the insider trading policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. A copy of the insider trading policy is filed as an exhibit to this Annual Report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

Governance

Our cybersecurity program is managed by our Chief Financial Officer, SUNG Pui Hei, for implementing company-wide cybersecurity policies, protocols, and procedures. Our Audit Committee is responsible for overseeing our cybersecurity program. The Chief Financial Officer reports to our board of directors and our Chief Executive Officer.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Global Engine Group Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association
2.1*	Specimen Certificate for Ordinary Shares
2.2	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Executive Employment Agreement between Registrant and CEO, dated as of September 16, 2024.
4.2	Executive Employment Agreement between Registrant and CFO, dated as of September 16, 2024.
4.3	Underwriting Agreement (Previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on September 24, 2024)
4.4*	Agreement with Aisly Global Inc, dated January 1, 2021, as amended by that two Supplementary Agreements, dated September 30, 2021 and June 22, 2022, respectively
4.5*	Cost Assignment Agreement with Boxasone Limited, dated January 1, 2020, as amended by that certain Cost Assignment Agreement, dated July 1, 2022.
4.6*	Agreement with Teligent International Limited, dated June 1, 2023
4.7*	Agreement with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended by that certain Amendment to the Agreement, dated June 20, 2023
4.8*	Agreement with Nexsen Limited, dated September 25, 2023
4.9*	Agreement with MDT Innovation (Labuan) Ltd, dated August 30, 2023
4.10*	Agreement with Aisly Global Inc., dated August 30, 2023
8.1	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy of the Registrant
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-266919).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Global Engine Group Holding Limited

By:	/s/ Andrew, LEE Yat Lung
Name:	Andrew, LEE Yat Lung
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 31, 2024

GLOBAL ENGINE GROUP HOLDING LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Engine Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Engine Group Holding Limited (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
October 31, 2024

NEW YORK OFFICE   ●   7 Penn Plaza   ●   Suite 830   ●   New York, New York   ●   10001

Phone 646.442.4845   ●   Fax 646.349.5200   ●   www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Engine Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Global Engine Group Holding Limited (the “Company”) for the year ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2021 through 2022.

New York, New York
December 6, 2022

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2023	2024	2024
	HKD	HKD	US$
Assets
Current assets
Cash	$6,245,104	$8,406,293	$1,076,584
Accounts receivable, net	8,716,167	17,130,587	2,193,894
Prepayment and deposits	202,538	345,756	44,281
Prepaid tax	722,140	168,199	21,541
Total current assets	15,885,949	26,050,835	3,336,300

Property and equipment, net	1,003,038	677,094	86,715
Right-of-use assets	353,807	-	-
Deferred IPO costs	4,226,062	5,587,622	715,600
Total non-current assets	5,582,907	6,264,716	802,315
Total assets	$21,468,856	$32,315,551	$4,138,615

Liabilities and shareholders’ equity
Current liabilities
Account payables	$5,584,927	$12,838,317	$1,644,189
Accrued expenses and other payables	12,000	3,542,000	453,620
Amount due to a related party	18,623	2,422	310
Amount due to a director	32,451	39,591	5,070
Operating lease obligation, current portion	370,181	-	-
Contract liabilities	3,892,087	1,739,130	222,728
Total current liabilities	9,910,269	18,161,460	2,325,917

Total liabilities	9,910,269	18,161,460	2,325,917

Commitment and contingencies

Shareholders’ equity
Ordinary shares, US$0.0000625 par value, authorized 800,000,000 shares as of June 30, 2024 and 2023; 16,000,000 shares issued and outstanding as of June 30, 2024 and 2023, respectively*	7,766	7,766	1,000
Shares subscription receivable	(7,666)	(7,666)	(987)
Retained earnings	11,558,487	14,153,991	1,812,685
Total shareholders’ equity	11,558,587	14,154,091	1,812,698
Total liabilities and shareholders’ equity	$21,468,856	$32,315,551	$4,138,615

*	Giving retroactive effect to the 16,000-for-1 share split effected on October 18, 2022.

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended June 30,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Revenues
Cloud services and data center managed services
Third parties’ revenue	$35,636,864	$15,112,472	$39,604,258	$5,072,072
Related parties’ revenue	11,975,000	8,475,000	1,800,000	230,524
Telecommunication, consultancy and related services
Third parties’ revenue	4,507,677	21,096,677	8,046,176	1,030,464
Related parties’ revenue	2,500,000	-	-	-
Total revenues	54,619,541	44,684,149	49,450,434	6,333,060

Cost of revenues
Third parties’ cost of revenues	37,694,232	36,097,137	40,980,168	5,248,283
Related parties’ cost of revenues	2,991,456	1,198,545	1,140,000	145,998
	40,685,688	37,295,682	42,120,168	5,394,281

Gross profit	13,933,853	7,388,467	7,330,266	938,779

Operating expenses
General and administrative expenses	4,468,484	4,244,637	4,480,135	573,766
Total operating expenses	4,468,484	4,244,637	4,480,135	573,766

Income from operations	9,465,369	3,143,830	2,850,131	365,013

Other income (expenses)
Interest expense	(1,550)	(34,551)	(10,367)	(1,328)
Other income	39,974	23,403	52,807	6,763
Total other income (expenses), net	38,424	(11,148)	42,440	5,435
Income before income tax	9,503,793	3,132,682	2,892,571	370,448

Income tax expense	1,342,379	467,592	297,067	38,045
Net income	$8,161,414	$2,665,090	$2,595,504	$332,403

Weighted average number of ordinary shares
Basic and diluted*	16,000,000	16,000,000	16,000,000	16,000,000

Earnings per share
Basic and diluted*	$0.510	$0.167	$0.162	$0.021

*	Giving retroactive effect to the 16,000-for-1 share split effected on October 18, 2022.

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Shares
	Ordinary Shares				subscription	Retained
	Shares*	Par Value			receivable	Earnings		Total
		HKD			HKD	HKD		HKD
Balance, July 1, 2021	16,000,000		$7,766		$(7,666)		$2,231,983		$2,232,083
Dividend paid	-		-		-		(1,500,000)		(1,500,000)
Net income	-		-		-		8,161,414		8,161,414
Balance, June 30, 2022	16,000,000		$7,766		$(7,666)		$8,893,397		$8,893,497
Net income	-		-		-		2,665,090		2,665,090
Balance, June 30, 2023	16,000,000		7,766		$(7,666)		$11,558,487		11,558,587
Net income	-		-		-		2,595,504		2,595,504
Balance, June 30, 2024	16,000,000		7,766		(7,666)		14,153,991		14,154,091
		US$	1,000	US$	(987)	US$	1,812,685	US$	1,812,698

*	Giving retroactive effect to the 16,000-for-1 share split effected on October 18, 2022.

The accompany notes are an integral part of these consolidated financial statements.

 GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income	$8,161,414	$2,665,090	$2,595,504	$332,403
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	188,753	326,261	325,944	41,743
Amortization of right-of-use assets	325,651	402,063	353,807	45,312
Provision for expected credit losses	-	-	99,775	12,778
Deferred offering costs	-	277,759	-	-
Change in operation assets and liabilities
Accounts receivable	1,957,627	(7,539,058)	(8,514,195)	(1,090,403)
Prepayment and deposits	(3,317,058)	3,556,643	(143,218)	(18,342)
Contract assets	955,105	-	-	-
Prepaid tax	-	(722,140)	553,941	70,943
Account payables	1,147,675	4,437,252	7,253,390	928,933
Income tax payable	(1,347,483)	(242,225)	-	-
Contract liabilities	(637,789)	(2,106,124)	(2,152,957)	(275,727)
Operating lease obligation	(326,355)	(384,985)	(370,181)	(47,409)
Net cash provided by operating activities	7,107,540	670,536	1,810	231

Cash flow from investing activities:
Purchases of property and equipment	(1,483,088)	(28,397)	-	-
Net cash used in investing activities	(1,483,088)	(28,397)	-	-

Cash flow from financing activities:
Payments of IPO costs	(3,204,829)	(1,298,992)	(1,361,560)	(174,372)
Proceeds (repayment) of amount due to a director	(359,910)	(158,277)	7,140	914
Proceeds (repayment) of amount due from/to related parties	3,706,968	1,049,199	(16,201)	(2,075)
Collection of payment on behalf of a customer	-	-	3,530,000	452,083
Dividend payments	(1,500,000)	-	-	-
Net cash (used in) provided by financing activities	(1,357,771)	(408,070)	2,159,379	276,550

Change in cash	4,266,681	234,069	2,161,189	276,781

Cash, beginning of the year	1,744,354	6,011,035	6,245,104	799,803

Cash, end of the year	$6,011,035	$6,245,104	$8,406,293	$1,076,584

Supplemental cash flow information
Cash paid for income tax	$2,689,863	$1,431,957	$-	$-
Cash received from tax refund	$-	$-	$256,874	$32,898
Cash paid for interest expense	$1,550	$5,535	$1,049	$134
Non-cash activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,084,738	$-	$-	$-

The accompany notes are an integral part of these consolidated financial statements

GLOBAL ENGINE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”) which was incorporated under BVI law on March 5, 2021. BVI Sub is also a holding company holding of all the equity interest of Global Engine Limited (“GEL”), a Hong Kong Company incorporated on May 3, 2018. The Company, through GEL, is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The Group offers: (i) “ICT Solution Services” provides cloud platform deployment, IT system design and configuration services, maintenance services, data center colocation service and cloud service; (ii) “Technical Services” include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China. All of the Company’s business activities are carried out by GEL.

On March 30, 2021, GEL’s initial shareholder, Andrew Lee sold his equity interest in GEL to BVI Sub for nominal cash consideration resulting in BVI Sub being the sole shareholder of GEL.  On January 5, 2022, then-existing shareholders of BVI Sub transferred their equity interests in BVI Sub to GE Group, resulting in GE Group being the parent company of BVI Sub and the indirect parent company of GEL.  GE Group, BVI Sub and GEL are under common control which results in the consolidation of BVI Sub and GEL at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Global Engine Group Holding Limited (“GE Group”)	● A BVI company ● Incorporated on September 7, 2021	-	Investment holding
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	integrated solutions provider in ICT, system integration and other technical consultation services

Note 2 — Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of June 30, 2024, the Company had cash in an amount of HKD 8,406,293 (US$1,076,584) and net working capital of HKD 7,889,375 (US$1,010,383). To continue to sustain its ability to support the Company’s operation, the Company considered supplementing its sources of funding through the following:

-	cash generated from operations;

-	the Company seeks financing from banks and other financial institutions; and

-	financial support from the Company’s shareholders.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) changes in the demand for the Company’s services, (ii) government policies, and (iii) economic conditions in Hong Kong and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

Note 3 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the estimates of provision for credit losses.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”) and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of June 30, 2024 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.8083 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Related Parties

The Company accounts for related party transactions in accordance with FASB Accounting Standards Codification (ASC) Topic 850 (Related Party Disclosures). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

The Company generates revenues from fees charged for the professional services, including cloud services and data center managed services, and telecommunication, consultancy and related services provided to its clients.

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, for all periods presented. The five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Cloud services and data center managed services

Cloud services and data center managed services include offering system and software development, business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region.

The revenues generated from cloud services and data center managed services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of services.

For the project development services, the Company designs systems based on clients’ specific needs which require the Company to perform services including design, development, and integration. The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company concludes there is only one performance obligation as a series of tasks within the contract are interrelated and are not separable or distinct, and the client cannot benefit from any standalone task. The Company recognizes revenue for this type of services over time by applying the input method.

For the recurring services, the Company delivers cloud services and data center managed services, and related maintenance service on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly cloud services and data center managed services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices are allocated to the single performance obligation. The Company recognizes revenue on a straight-line basis since the customer receives value as the services are rendered continuously during the term of the contract.

There is no variable consideration, significant financing components or noncash consideration in the contracts.

Telecommunication, consultancy and related services

The Company provides consultancy services to telecom operators, including one-stop telecom license application services adapted to each client’s specific needs. In these arrangements, the fees are based on the attainment of contractually defined objectives with the customers, such as completing a business transaction or assisting the client in obtaining a telecom license. There is only one performance obligation of the services as a series of tasks within the contract are interrelated and are not separable or distinct, and the client cannot benefit from any standalone task. The Company recognizes revenues over time by applying the input method.

The Company also provides maintenance services to telecom operators to assist them to fulfil the statutory requirements. The revenues generated from these services tendered on an annual basis and other agreed-upon services on non-recurring basis.

For the Company’s services rendered on an annual basis, the Company concludes that the services provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same services to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly telecommunication maintenance services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The Company recognizes revenue on a straight-line basis since the customer receives value as the services are rendered continuously during the term of the contract .

There is no variable consideration, significant financing components or noncash consideration in the contracts.

Cost of Revenues

Cost of revenues consists of cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to the Company’s revenue-generating activities.

Cash

Cash primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in Hong Kong.

Deposit accounts denominated in Hong Kong Dollars, or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD 500,000 (approximately US$64,034) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of June 30, 2024 and 2023, cash balances, HKD 7,406,293 (US$948,515) and HKD 5,629,509, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

On July 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of June 30, 2023. Results for reporting periods beginning July 1, 2023 are presented under ASC 326. The Company concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on accumulated deficits as of June 30, 2023.

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events such as aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current conditions and reasonable and supportable forecasts.

As of June 30, 2024 and 2023, the Company recognized provision for credit losses of HKD 99,775 (US$12,778) and HKDNil, respectively.

Prepayment and deposits

Prepayments are cash deposited or advanced to suppliers for the purchase of goods or services that have not been received or provided. This amount is refundable and bears no interest. Deposits consist of (i) security payments made to utilities companies and are refundable upon termination of services; (ii) security payments made to a lessor for the Company’s office lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company; and (iii) deposit to suppliers for providing the services, which are refundable. Other receivables include out of pocket expenses to be collected from the clients.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of June 30, 2024 and 2023, the accumulated deferred IPO cost was HKD 5,587,622 (US$715,600) and HKD 4,226,062, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Estimated Useful Life
Leasehold improvements	Shorter of 2 years or the remaining lease term
Computer equipment	4 years
Furniture and fixtures	4 years
Motor Vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets with an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. As of June 30, 2024 and 2023, no impairment of long-lived assets was recognized.

Contract assets and contract liabilities

Billing practices for the Company’s contracts are governed by the contract terms of each project and are typically based on (i) progress toward completion approved by customers, (ii) achievement of milestones or (iii) pre-agreed schedules. Billings do not necessarily correlate with revenues recognized under the cost-to-cost input method (formerly known as the percentage-of-completion method). The Company records contract assets and contract liabilities to account for these differences in timing.

The contract asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” arises when the Company recognizes revenues for services performed, but the Company is not yet entitled to bill the customer under the terms of the contract.

The contract liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents the Company’s obligation to transfer to a customer goods or services for which the Company has been paid by the customer or for which the Company has billed the customer under the terms of the contract. Revenue for future services reflected in this account are recognized, and the liability is reduced, as the Company subsequently satisfies the performance obligation under the contract.

Employee benefits

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD 7,100 and HKD 30,000 and HKD 1,500 of the employee’s monthly income over HKD 30,000.

Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The Company’s CODM assess the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

Leases

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use assets and lease liabilities for most leases on the balance sheets. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases.

The Company adopted ASC Topic 842 using the modified retrospective transition method effective July 1, 2021. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease expedient for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term. For the years ended June 30, 2024, 2023 and 2022, the Company’s operating lease expense was HKD 388,807 (US$49,794), HKD 402,063 and HKD 325,651, respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024, 2023 and 2022, the Company did not have any impairment loss against its operating lease ROU assets.

Income taxes

Global Engine Group Holding Limited and Global Engine Holdings Limited are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Global Engine Holdings Limited and the Company’s subsidiary in Hong Kong, Global Engine Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Global Engine Limited is incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

No taxable income was generated outside Hong Kong for the years ended June 30, 2024, 2023 and 2022. The Company accounts for income tax in accordance with U.S. GAAP. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position as of June 30, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality. The Company’s credit risk with respect to cash is discussed under “Cash” in this section.

Accounts receivable primarily comprise of amounts receivable from the clients serviced. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other relevant information.

Concentration of customers

As of June 30, 2024, a customer accounted for 90.0% of the Company’s total accounts receivable. As of June 30, 2023, three customers accounted for 45%, 28.7% and 22.5%, respectively, of the Company’s total accounts receivable.

For the year ended June 30, 2024, three major third-party customers accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues. For the year ended June 30, 2023, three third-party customers accounted for 33.9%, 15.5% and 13.2%, respectively, of the Company’s total revenues, and one related-party customer accounted for 19.0% of the Company’s total revenues. For the year ended June 30, 2022, two major third-party customers accounted for 33.1% and 23.8%, respectively, of the Company’s total revenues, and one related-party customer accounted for 21.9% of the Company’s total revenues.

Concentration of vendors

As of June 30, 2024, a vendor accounted for 91.5% of the Company’s total accounts payable. As of June 30, 2023, two vendors accounted for 63.5% and 36.5%, respectively, of the Company’s total accounts payable.

For the year ended June 30, 2024, two vendors accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases. For the year ended June 30, 2023, two vendors accounted for 73.0% and 17.2%, respectively, of the Company’s total purchases. For the year ended June 30, 2022, three vendors accounted for 40.2%, 34.9% and 12.5%, respectively, of the Company’s total purchases.

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 are intended to improve reportable segment disclosure primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The amendments ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the disclosure impact that ASU 2023-07 may have on its condensed consolidated financial statement presentation and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The amendments in ASU 2023-09 are intended to increase transparency through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the disclosure impact that ASU 2023-09 may have on its condensed consolidated financial statement presentation and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows.

Note 4 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the considerations the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the fiscal years ended June 30, 2024, 2023 and 2022:

	For the years ended June 30,
	2022	2023	2024
	HKD	HKD	HKD	US$
Cloud services and data center managed services	$47,611,864	$23,587,472	$41,404,258	$5,302,596
Telecommunication, consultancy and related services	7,007,677	21,096,677	8,046,176	1,030,464
Total revenues	$54,619,541	$44,684,149	$49,450,434	$6,333,060

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2024, 2023 and 2022:

	For the years ended June 30,
	2022	2023	2024
	HKD	HKD	HKD	US$
Service transferred over time	$54,619,541	$44,684,149	$49,450,434	$6,333,060

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30 are as follows:

	As of June 30,
	2023	2024
	HKD	HKD	US$
Amounts expected to be recognized as revenue:
Within one year	$7,486,957	$2,086,957	$267,274
After one year	5,739,130	3,652,174	467,730
	$13,226,087	$5,739,131	$735,004

The Company expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur within four years for a long-term telecommunication maintenance service. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

The following table shows the amounts of revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period:

	For the years ended June 30,
	2022	2023	2024
	HKD	HKD	HKD	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Cloud services and data center managed services	$4,446,000	$3,895,168	$1,876,000	$240,257
Telecommunication, consultancy and related services	2,000,000	1,913,043	1,911,587	244,815
Total revenues	$6,446,000	$5,808,211	$3,787,587	$485,072

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30,
	2023	2024
	HKD	HKD	US$
Accounts receivable	$8,716,167	$17,230,362	$2,206,672
Less: provision for credit losses	-	(99,775)	(12,778)
Accounts receivable, net	$8,716,167	$17,130,587	$2,193,894

Movement of provision for credit losses is as follows:

	For the years ended June 30,
	2023	2024
	HKD	HKD	US$
Beginning balance	$-	$-	$-
Provision	-	99,775	12,778
Ending balance	$-	$99,775	$12,778

For the years ended June 30, 2024, 2023 and 2022, provision for credit losses were HKD 99,775 (US$12,778), HKDNil and HKDNil, respectively.

Note 6 — Prepayment and deposits

Prepayment and deposits, net included the following:

	As of June 30,
	2023	2024
	HKD	HKD	US$
Prepayment	$125,938	$268,156	$34,343
Deposits	76,600	77,600	9,938
Total prepayment and deposits	$202,538	$345,756	$44,281

Deposits include deposits to utilities companies such as telecommunication and electricity companies and to landlord for the office. Prepayment represented the advance payment to suppliers and vendors.

Note 7 — Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2023	2024
	HKD	HKD	US$
Leasehold improvements	$36,000	$36,000	$4,610
Computer equipment	289,958	289,958	37,135
Furniture and fixtures	28,096	28,096	3,598
Motor Vehicles	1,188,538	1,188,538	152,215
Subtotal	1,542,592	1,542,592	197,558
Less: accumulated depreciation	(539,554)	(865,498)	(110,843)
Total	$1,003,038	$677,094	$86,715

Depreciation expense for property and equipment for the years ended June 30, 2024, 2023 and 2022 amounted to HKD 325,944 (US$41,743), HKD 326,261 and HKD 188,753, respectively.

Note 8 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of June 30,
	2023	2024
	HKD	HKD	US$
Accrued professional fees	$12,000	$12,000	$1,537
Other payables	-	3,530,000	452,083
Total	$12,000	$3,542,000	$453,620

Other payables represented the collection of payment on behalf of a customer, which HKD 3.15 million (US$403,417) has been paid to the customer on July 12, 2024 and the remaining collection would be paid off to the customer in the near future.

Note 9 — Taxes

British Virgin Islands

Global Engine Group Holding Limited and Global Engine Holdings Limited are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiary in Hong Kong, Global Engine Limited. Under the current laws of the British Virgin Islands, Global Engine Group Holding Limited and Global Engine Holdings Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Global Engine Holdings Limited and the Company’s subsidiary in Hong Kong, Global Engine Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

GEL is incorporated in Hong Kong and is subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

GEL elected the two-tier profits tax rate for its tax years of 2022, 2023 and 2024. GEL applies the two-tier profits tax rate for its provision for current income and deferred taxes.

For the tax years of 2022, 2023 and 2024, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD 10,000, HKD 6,000 and HKD 3,000, respectively, per case.

Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation. As of June 30, 2024 and 2023, the Company did not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	For the years ended June 30,
	2022	2023	2024
	HKD	HKD	HKD	US$
Current:
Hong Kong	$1,342,379	$467,592	$297,067	$38,045
Total provision for income taxes	$1,342,379	$467,592	$297,067	$38,045

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended June 30
	2022	2023	2024
	HKD	HKD	HKD	US$
Income before income tax	$9,503,793	$3,132,682	$2,892,571	$370,448
Hong Kong income tax rate	16.5%	16.5%	16.5%	16.5%
Income tax expense computed at statutory rate	1,568,456	516,893	477,274	61,124
Preferential rate	(165,000)	(165,000)	(165,000)	(21,131)
Reconciling items:
Non-taxable items in Hong Kong	(82,221)	(9,975)	(30,394)	(3,893)
Expenses not deductible for tax	31,144	131,674	18,187	2,329
Tax credit	(10,000)	(6,000)	(3,000)	(384)
Total income tax expense	$1,342,379	$467,592	$297,067	$38,045
Effective tax rate	14.1%	14.9%	10.3%	10.3%

No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of June 30, 2024 and 2023.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of and for the years ended June 30, 2024, 2023 and 2022, the Company did not have any unrecognized tax benefits. As of June 30, 2024 and 2023, the Company had prepaid tax of HKD 168,199 (US$21,541) and HKD 722,140, respectively. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Note 10 — Related party transactions and balances

The Group has commercial arrangements with related entities to provide or receive technical support and other services.

Mr. Lee, Yat Lung Andrew (“Mr. Lee”), a director and Chief Executive Officer of the Company.

China Information Technology Development Limited (“CITD”) currently indirectly owns 10% of shares of the Group. For the year ended June 30, 2024, the revenue generated from DataCube Research Centre Limited, which is a subsidiary of CITD, amounted to HKD 1,800,000 (US$230,524). For the year ended June 30, 2024, the Group received services from Logic Network Limited (a subsidiary of CITD) and reflected in cost of revenue amounted to HKD 1,140,000 (US$145,998).

For the year ended June 30, 2023, the revenue generated from Macro Systems Limited and DataCube Research Centre Limited, both are subsidiaries of CITD, amounted to HKD 1,275,000 and HKD 7,200,000, respectively. For the year ended June 30, 2023, the Group received services from Logic Network Limited and reflected in cost of revenue amounted to HKD 1,198,545.

The Group remits management fees for the human resource services provided by Boxasone Limited (“BAO”) (Mr. Lee is the sole director and a shareholder). During the year ended June 30, 2023, the Group recorded HKD 119,000 for the human resource services fee, which are reflected in general and administrative expenses and HKD 35,000, which are reflected in cost of revenue on the consolidated statement of income.

For the year ended June 30, 2022, the Group generated revenue from Macro Systems Limited and DataCube Research Centre Limited, both are subsidiaries of CITD, amounted to HKD6,175,000 and HKD5,800,000, respectively. For the year ended June 30, 2022, the Group received services from Logic Network Limited (a subsidiary of CITD) and reflected in cost of revenue amounted to HKD2,316,456.

For the year ended June 30, 2022, the Group generated revenue from BAO amounted to HKD2,500,000; and the Group received services from BAO and reflected in cost of revenue amounted to HKD 615,000.

For the year ended June 30, 2022, the Group purchased computer equipment from BAO amounted to HKD 250,000. The Group also remits management fees for the human resource services provided by BAO. During the year ended June 30, 2022, the Group recorded HKD 204,000, for the human resource services fee, which are reflected in general and administrative expenses and HKD 60,000, for the human resource services fee, which are reflected in cost of revenue on the consolidated statement of income.

The following was a summary of related party’s balances as of June 30, 2024 and 2023:

As of June 30, 2023, the Company has contract liabilities of HKD 1,800,000 with DataCube Research Centre Limited. The Company has prepayment with Logic Network Limited amounted to HKD 100,000.

Amount due to related parties

Name of			As of June 30,
related parties	Relationship	Nature of transactions	2023	2024
			HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	BAO provides management services (human resources and consultation) to the Company. BAO is also reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$18,623	$2,422	$310

Amount due to a director

Name of		As of June 30,
related parties	Nature of transactions	2023	2024
		HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$32,451	$39,591	$5,070

Note 11 — Lease

Non-cancellable Operating Lease

The Company entered into a lease arrangement for its office facility in May 2022. The lease started on May 20, 2022 and expired on June 3, 2024. The Company renewed the lease arrangement in May 2024. The new lease started on June 4, 2024 and will expire on June 3, 2025. The Company applied the short-term lease expedient for lease arrangements with a lease term of 12 months or less at commencement under ASC 842-20-25-2, and accordingly, no operating lease right-of-use assets and liabilities are recognized for the new lease.

The component of lease expense was as follows:

	For the years ended June 30,
	2022	2023	2024
	HKD	HKD	HKD	US$
Operating lease cost	$325,651	$402,063	$388,807	$49,794

Supplemental balance sheet information related to leases was as follows:

	As of June 30,
	2023	2023	2024
	HKD	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$755,870	$353,807	$-	$-

Current operating lease obligation	$384,985	$370,181	$-	$-
Noncurrent operating lease obligation	370,181	-	-	-
Total operating lease obligation	$755,166	$370,181	$-	$-
Weighted average remaining lease term (in years):
Operating lease	1.9	0.93	-
Weighted average discount rate:
Operating lease	5.0%	5.0%	-%

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2024 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2025	$385,000	$49,307

Note 12 — Equity

Ordinary shares

The authorized number of shares was 50,000 shares with a par value of US$1.00 per share. On October 18, 2022, the company completed a share split. This share split increase the authorized shares from 50,000 Ordinary Shares, par value of US$1.00 per share, to 800,000,000 Ordinary Shares, par value of US$0.0000625 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 16,000-for-1. All per share amounts and number of shares in the consolidated financial statements and related notes have been retrospectively adjusted to reflect the share split. As of June 30, 2023 and 2024, 16,000,000 shares were issued and outstanding.

Dividends

The Company declared a dividend of HKD 0.09375 per share totaling HKD 1,500,000 to its shareholders on September 1, 2021, which was paid in full to shareholders on January 14, 2022.

Note 13 — Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2024, the Company had no material outstanding lawsuits nor claims.

Note 14 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2024 up through the date the Company issued the consolidated financial statements. Other than the event disclosed below, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On September 20, 2024, the Company announced pricing of its initial public offering of 2,000,000 ordinary shares at a public offering price of US$4.00 per share for aggregate gross proceeds of US$8.0 million, prior to deducting underwriting discounts, commissions, and other offering expenses. The ordinary shares have been approved for listing on The Nasdaq Capital Market under the stock code “GLE”. The offering closed on September 23, 2024.

On October 18, 2024, the over-allotment option was fully exercised and the Company issued additional 300,000 ordinary shares at a public offering price of US$4.00 per share for aggregate gross proceeds of US$1.2 million, prior to deducting underwriting discounts, commissions, and other offering expenses.