Form 20-F
period 2025-06-30
Global Engine Group Holding Ltd
filed 2025-10-21
CIK 1908705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Mr. Andrew, LEE Yat Lung

Tel: +852 3955 2300

Email: andrew.lee@globalengine.com.hk

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary Shares $0.0000625 par value per share	GLE	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2025, the issuer had 13,660,000 Class A ordinary shares and 4,640,000 Class B ordinary shares outstanding.

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

●	“Ace Vision Investment” are to Ace Vision Technology Investment Limited, a BVI company;

●	“Ace Vision” are to Ace Vision Technology Limited, a Hong Kong company;

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“BVI Sub” are to Global Engine Holdings Limited, a BVI company;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of Annual Report only;;

●	the “Company” or “GE Group” are to Global Engine Group Holding Limited, a BVI company;

●	“mainland China” are to the mainland of the People’s Republic of China;

●	“GEL” are to Global Engine Limited, a Hong Kong company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“ICT” are to information communication technologies;

●	“IT” are to information technology;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Global Engine Group Holding Limited, par value $0.0000625 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Global Engine Group Holding Limited, par value $0.0000625 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this Annual Report are to Global Engine Group Holding Limited, a BVI company and its subsidiaries, unless the context otherwise indicates.

This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00=HKD 7.8499 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate. We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries, GEL and Ace Vision, using Hong Kong dollars, the currency of Hong Kong. Global Engine Group Holding Limited’s reporting currency is Hong Kong dollars.

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

Risks Related to Our Business. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business” starting on page 6 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline. See a more detailed discussion of this risk factor on page 6 of this Annual Report.

●	Our revenues, operating income and cash flows are likely to fluctuate. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. See a more detailed discussion of this risk factor on page 7 of this Annual Report.

●	We are exposed to the credit risks of our customers. See a more detailed discussion of this risk factor on page 8 of this Annual Report.

●	We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business. See a more detailed discussion of this risk factor on page 8 of this Annual Report.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	We may fail to innovate or create new solutions which align with changing market and customer demand. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	We may not manage our growth effectively, and our profitability may suffer. See a more detailed discussion of this risk factor on page 10 of this Annual Report.

●	Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations. See a more detailed discussion of this risk factor on page 11 of this Annual Report.

●	A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses. See a more detailed discussion of this risk factor on page 12 of this Annual Report.

●	We may not be able to protect our intellectual property rights. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably. See a more detailed discussion of this risk factor on page 17 of this Annual Report.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline. See a more detailed discussion of this risk factor on page 18 of this Annual Report.

Risks Related to Our People. See “Item 3. Key Information — Risk Factors — Risks Related to Our People” starting on page 19 of this Annual Report.

We are also subject to risks and uncertainties related to our people, including, but not limited to, the following:

●	Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

●	Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

●	Employees may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

Risks Related to Acquisitions. See “Item 3. Key Information — Risk Factors — Risks Related to Acquisitions” starting on page 20 of this Annual Report.

We are also subject to risks and uncertainties related to our potential acquisitions, including, but not limited to, the following:

●	We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	An acquisition may not be accretive in the near term or at all. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Class A ordinary shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

Risks Related to Our Corporate Structure. See “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure” starting on page 21 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 26 of this Annual Report.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 25 of this Annual Report.

Substantially all of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 26 of this Annual Report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	A substantial part of GEL and Ace Vision’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See a more detailed discussion of this risk factor on page 29 of this Annual Report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	There are political risks associated with conducting business in Hong Kong. See a more detailed discussion of this risk factor on page 32 of this Annual Report.

●	We may be affected by the currency peg system in Hong Kong. See a more detailed discussion of this risk factor on page 33 of this Annual Report.

Risks Related to Our Class A Ordinary Shares. See “Item 3. Key Information — Risk Factors — Risks Related to Our Class A Ordinary Shares” starting on page 33 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Class A Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See a more detailed discussion of this risk factor on page 33 of this Annual Report.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. See a more detailed discussion of this risk factor on page 35 of this Annual Report.

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Class A Ordinary Shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page 36 of this Annual Report.

●	Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation. See a more detailed discussion of this risk factor on page 38 of this Annual Report.

●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

●	We do not intend to pay dividends for the foreseeable future. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

●	The market price for our Class A Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

●	As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares. See a more detailed discussion of this risk factor on page 39 of this Annual Report.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 41 of this Annual Report.

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

We derive a significant portion of our revenues from a few major customers. For the year ended June 30, 2025, three major third-party customers, (i) Intellino Tech Sdn Bhd; (ii) VNET Group, Inc.; and (iii) Teligent International Limited , accounted for 53.1%, 18.2% and 14.3%, respectively, of the Company’s total revenues. For the year ended June 30, 2024, three major third-party customers, (i) Intellino Tech Sdn Bhd; (ii) VNET Group, Inc.; and (iii) Aisly Global Inc., accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues. For the year ended June 30, 2023, three major third-party customers, (i) VNET Group, Inc.; (ii) Teligent International Limited; and (iii) Aisly Global Inc., accounted for 33.9%, 15.5% and 13.2%, respectively, of the Company’s total revenues, and one related-party customer, China Information Technology Development Limited (the Company has entered into separate agreements with each of Macro Systems Limited and DataCube Research Centre Limited and the revenues derived from these two entities have been consolidated and reported under their parent company China Information Technology Development Limited), accounted for 19.0% of the Company’s total revenues. The contract with VNET Group Limited, dated March 9, 2025, has a term of twelve months and will expire on December 31, 2025. The contract with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended, has a term of twelve months and expired on May 31, 2024, and the second contract, dated August 9, 2024, has a term of 3 months and expired on November 14, 2024, the March 28, 2025 amendment provided for an additional three-month term and expired on June 30, 2025, and the July 7, 2025 amendment provided for an additional three-month term which expires on September 30, 2025. The contract with VNET Group Limited (formerly known as 21Vianet Group Limited), dated October 4, 2019, has a term of approximately seven years and six months and will expire on March 31, 2027. The contract with Diyixian.com Limited, dated January 1, 2020, has a term of one year and expired on December 31, 2020, after which we continue to provide services to the customer without a written agreement on a periodic basis. There are two contracts with Teligent International Limited. The first contract dated June 1, 2023, has a term of one month and expired on June 30, 2023. The second contract dated October 1, 2024, has a term of two months and expired on November 30, 2024. We have entered into three (3) contracts with Aisly Global Inc. The first contract, originally dated January 1, 2021, as amended, has a term of 23 months and expired on November 30, 2022, the second contract, dated August 30, 2023, has a term of 8 months and expired on April 30, 2024 and the third contract, dated April 30, 2024, has a term of 5 months and expired on September 30, 2024.  We had four (4) contracts with Macro Systems Limited including one contract dated September 1, 2020 (expired June 30, 2021), one contract dated March 19, 2021 (expired on December 31, 2021), one contract dated March 19, 2021 (expired on June 30, 2022) and one contract dated March 1, 2021 (expired on December 31, 2022). The contract with DataCube Research Center Limited, originally dated August 27, 2021, as amended, had a term of 24 months, was originally set to expire on March 31, 2024, but said contract was terminated on September 30, 2023.

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

We rely on a limited number of vendors. For the year ended June 30, 2025, two vendors, (i) Nexsen Limited; and (ii) Corpotech Limited accounted for 66.2% and 16.8%, respectively, of the Company’s total purchases. For the year ended June 30, 2024, two vendors, (i) Nexsen Limited; and (ii) MDT Innovations (Labuan) Ltd. accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases. For the year ended June 30, 2023, two vendors, (i) Nexsen Limited; and (ii) MDT Innovations (Labuan) Ltd. accounted for 73.0% and 17.2%, respectively, of the Company’s total purchases. The contracts with Logic Network Limited for different services, dated November 1, 2019, May 1, 2020 and November 15, 2021 will expire or expired on March 31, 2027 (for a term of seven years and four months), December 31, 2020 (for a term of eight months) and November 14, 2022 (for a term of one year), respectively. We had five contracts with Nexsen Limited including one dated March 28, 2025 (expired on June 30, 2025); one dated January 2, 2020 (expired on December 31, 2020); one dated July 2, 2021 (expired on June 30, 2022); one dated April 1, 2022 (expired on March 31, 2024) and one dated September 25, 2023 (expired on March 31, 2024). The contract with Flexstream Asia Limited, dated June 1, 2021, had a term of 13 months and expired on June 30, 2022, after which Flexstream Asia Limited continues to provide services to us on a monthly basis. We had entered into five contracts with MDT Innovations Sdn Bhd for different services: one dated September 1, 2020 for ten months (expired on June 30, 2021), one dated December 15, 2020 for six months (expired on June 30, 2021), one dated April 17, 2021 for eight and a half months (expired on December 31, 2021), one on July 2, 2021 for twelve months (expired on June 30, 2022), and one on September 29, 2021 (for a term from July 1, 2021 to December 31, 2021). We previously had a contract with Intelino Sdn Bhd, dated November 16, 2020, with a term of approximately seven and a half months which expired on June 30, 2021. We entered into three (3) contracts with MDT Innovation (Labuan) Ltd: one contract dated August 30, 2023, which has a term of 8 months and expired on April 30, 2024, one contract dated January 2, 2022, which has a term of 12 months and expired on December 31, 2022, and one contract dated April 30, 2024, which has a term of five months and expired on September 30, 2024. This reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternatives or replacement vendors beyond these key vendors. If we experience a significant increase in demand of our products, or if we need to replace an existing vendor, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor would have an adverse effect on our business, financial condition and results of operations. In addition, our vendors may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins. Further, we indirectly own a 22.5% equity interest in Corpotech Limited, one of our significant vendors for the year ended June 30, 2025. While our ownership may help align interests and provide some influence over Corpotech Limited, we continue to rely on Corpotech Limited, and there can be no assurance that our ownership interest will ensure continued supply on commercially acceptable terms.

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

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recessions. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive retainers before we begin performing services. In the cases where we have received retainers, we cannot assure that the retainers will adequately cover our fees for the services we perform.

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

Our Chairman and Chief Executive Officer, Mr. Andrew, LEE Yat Lung, has other business commitments that could divert his time and attention from our business, which may negatively impact our business.

Our Chairman and Chief Executive Officer, Mr. Andrew, LEE Yat Lung, also currently serves as Chairman of the board of directors of BAO Holding Limited, a British Virgin Islands company that has submitted an application for listing on Nasdaq. Although, Mr. Lee devotes substantial time and attention to our business, his responsibilities with BAO Holding Limited and any other outside commitments may result in his time and resources being diverted from our operations. If Mr. Lee is unable to devote sufficient time to the management of our business, our operations and prospects could be adversely affected. Additionally, Mr. Lee’s involvement with another company seeking a U.S. public listing could present potential conflicts of interest, which may not always be resolved in favor of our shareholders.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders

Andrew, LEE Yat Lung (“Mr. Lee”) is currently the beneficial owner of 2,320,000 Class A Ordinary Shares and 4,640,000 Class B Ordinary Shares, or approximately 38.0% of our outstanding shares. Mr. Lee will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Class A Ordinary Shares.

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

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably.

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

Our employees typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with any individual employees, in the event that an employee leaves, such clients may decide that they prefer to continue working with a specific person rather than with our Company. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

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

Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Class A Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in our Class A Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per Class A Ordinary Share for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

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

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to the IPO, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of June 30, 2025 and 2024, we identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified as of June 30, 2025 related to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. The material weaknesses identified as of June 30, 2024 related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; iv) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the Information Technology General Controls (“ITGCs”) on privileged access and system changes; and v) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

We have appointed independent directors, established an audit committee and strengthened corporate governance. We also set up a financial and system control framework with formal documentation of polices and controls in place; and restricted and managed types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. In addition, we intend to implement other measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including hiring more qualified staff to fill up the key roles in the operations.

As a public company, we are subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this Annual Report, our largest shareholder, Mr. Andrew, LEE Yat Lung, our Chairman and Chief Executive Officer, beneficially owns approximately 89.4% of the aggregate voting power of our outstanding ordinary shares. As a result, Mr. Lee has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The holders of Class B Ordinary Shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Class A Ordinary Shares within their class of ordinary shares.

Mr. Andrew, LEE Yat Lung, our chairman of the board of directors and chief executive officer, beneficially owns all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 25.4% of our total issued and outstanding share capital and 87.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

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

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Risks Related to Doing Business in Hong Kong

Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. It may result in a material adverse change in GEL and Ace Vision’s operations, significantly limit or completely hinder GE Group’s ability to offer or continue to offer securities to investors and cause the value of GE Group’s securities to significantly decline or become worthless, which would materially affect the interests of the investors.

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. Furthermore, none of our clients and suppliers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the years ended June 30, 2025 and June 30, 2024, we generated approximately 39.1% and 21.0% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, CAC published the Regulations on the Data Security Administration Draft, or the “Data Security Regulations Draft”, to solicit public opinion and comments. Under the Data Security Regulations Draft, an overseas initial public offering to be conducted by a data processor processing the personal information of more than one million individuals shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. Currently we do not expect the Review Measures to have an impact on the business and operations of our Hong Kong subsidiaries, GEL and Ace Vision, because (i) GEL and Ace Vision are incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this Annual Report, GEL and Ace Vision have not collected or stored personal information of any individual clients of mainland China; and (iii) as of the date of this Annual Report, GEL and Ace Vision have not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review for our IPO. Based on laws and regulations currently in effect in the PRC as of the date of this Annual Report, we believe GEL and Ace Vision are not required to pass the cybersecurity review of the CAC in order to list our Class A Ordinary Shares in the U.S.

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

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC as of the date of this Annual Report, we believe GEL and Ace Vision are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Class A Ordinary Shares can be listed or offered in the U.S in the future because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, and the Company’s main places of business are not located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

Since these proposed rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

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

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on GE Group’s daily business operations, its ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

All of GEL and Ace Vision’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

GE Group is a holding company, and we conduct our operations in Hong Kong through GEL and Ace Vision, our wholly-owned subsidiaries, formed in Hong Kong. Substantially all of our operations are located in Hong Kong and none of our clients or suppliers are located in mainland China. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland- China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between GE Group, the ultimate holding company, GEL and Ace Vision, the wholly-owned operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from GEL and Ace Vision. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless.

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

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Risks Related to Our Class A Ordinary Shares

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

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, each of our former and current auditors, Marcum Asia CPAs LLP and J&S Associate PLT, respectively, is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Marcum Asia CPAs LLP and J&S Associate PLT are subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from Accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our current auditor is based in Malaysia, and has been inspected by the PCAOB on a regular basis. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our current auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

The market price for our Class A Ordinary Shares may be volatile.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of companies based in Hong Kong or China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Hong Kong or Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong or Chinese companies listed in the United States, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Hong Kong or Chinese companies may also negatively affect the attitudes of investors towards Hong Kong or Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our Class A Ordinary Shares. In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our product and service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions to our expected results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar;

●	Release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

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

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Our Class A Ordinary Shares – As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.” On page 39 of this Annual Report.

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

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	A determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although our listed Class A Ordinary Shares are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the cash proceeds and the market capitalization following the IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company.” Beginning on page 82 of this Annual Report.

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

On September 23, 2024, we consummated the IPO of 2,000,000 ordinary shares (the “IPO Shares”). The Company completed the IPO on a firm commitment basis pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-266919) (the “F-1”), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 16, 2024. The IPO Shares were priced at a price of $4.00 per share. The Company also granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares to cover over-allotments, if any (the “Over-Allotment Option”). The ordinary shares were approved for listing on The Nasdaq Capital Market on September 19, 2024 and commenced trading under the symbol “GLE” on September 20, 2024.

On October 18, 2024, upon the underwriters’ full exercise of the Over-Allotment Option, the Company sold 300,000 ordinary shares at a price of $4.00 per share accordingly. As a result, the Company raised gross proceeds of $9,200,000 in the IPO, including the exercise of the Over-Allotment Option, before deducting underwriting discounts and offering expenses.

On December 2, 2024, we completed, through BVI Sub, the acquisition of 100% of the issued share capital of Ace Vision Investment for total consideration of US$0.8 million. Ace Vision Investment, through its wholly owned subsidiary, Ace Vision, provides IT consultancy services in Hong Kong.

On December 30, 2024, we completed, through BVI Sub, the acquisition of a 22.5% equity interest in Corpotech Holdings Limited (“Corpotech Holdings”), which, through its wholly owned subsidiary Corpotech Limited, owns a 9,627 square foot data center in Tsing Yi, Hong Kong, for total consideration of US$2.25 million. Corpotech Holdings is not a subsidiary of the Company and is accounted for using the equity method.

On March 27, 2025, we held an extraordinary general shareholder meeting at which our shareholder approved the following:

i.	the redesignation and reclassification of all 18,300,000 issued and outstanding ordinary shares of par value of US$0.0000625 each into Class A ordinary shares of par value US$0.0000625 each, carrying 1 vote per share, on a one for one basis;

ii.	the redesignation and reclassification of our authorized but unissued ordinary shares of par value US$0.0000625 each into (a) 581,700,000 Class A Ordinary Shares on a one-for-one basis, and (b) 200,000,000 Class B Ordinary Shares of par value US$0.0000625 each, carrying 20 votes per share;

iii.	the adoption of our Second Amended and Restated Memorandum and Articles of Association, replacing our prior amended and restated memorandum and articles of association, to reflect our dual-class share structure and set forth the respective rights and privileges of our Class A Ordinary Shares and Class B Ordinary Shares; and

iv.	the repurchase of 4,640,000 Class A Ordinary Shares held by Valuable Fortune Limited, out of the proceeds from the issuance of 4,640,000 Class B Ordinary Shares to Valuable Fortune Limited for this purpose, and the approval of such issuance of Class B Ordinary Shares.

Following these actions, our issued and share capital consisted of 13,660,000 Class A Ordinary Shares and 4,640,000 Class B Ordinary Shares.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Note: The Company also holds a 22.5% equity interest in Corpotech Holdings Limited, which is not a subsidiary and therefore not included in the corporate structure chart.

Name	Background	Ownership	Principal activities
Global Engine Group Holding Limited (“GE Group”)	● A BVI company ● Incorporated on September 7, 2021	-	Investment holding
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● A BVI company ● Incorporated on May 3, 2022 ● Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Ace Vision Technology Limited (“Ace Vision”)	● A Hong Kong company ● Incorporated on October 30, 2017 ● Became an indirect subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultancy services

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries

GE Group is permitted under the laws of British Virgin Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on GE Group’s ability to distribute earnings from its businesses, including subsidiaries, to the U.S. investors.

Our equity structure is a direct holding structure, that is, the overseas entity listed in the U.S., GE Group, directly controls BVI Sub, which holds 100% of shares of GEL and indirectly hold 100% of shares of Ace Vision, our Hong Kong operating entities (collectively, the “Hong Kong Operating Subsidiaries”). Cash is transferred through our organization in the following manner: (i) funds may be transferred from GE Group, the holding company incorporated in the British Virgin Islands, to the Hong Kong Operating Subsidiaries through BVI Sub in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by the Hong Kong Operating Subsidiaries to GE Group through BVI Sub. The Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to provide funding to GE Group through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If GE Group intends to distribute dividends to its shareholders, it will depend on payment of dividends from the Hong Kong Operating Subsidiaries to BVI Sub in accordance with the laws and regulations of Hong Kong, and BVI Sub will transfer the dividends to GE Group, and the dividends will be distributed by the GE Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If the Hong Kong Operating Subsidiaries incur debt on their own in the future, the instruments governing such debt may restrict the Hong Kong Operating Subsidiaries’ ability to pay dividends, make distribution or transfer funds to GE Group. As of the date of this Annual Report, none of our subsidiaries have made any dividends or distributions to GE Group. As of the date of this Annual Report, no dividends or distributions have been made to any U.S. investors. Both GE Group and the Hong Kong Operating Subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the British Virgin Islands and Hong Kong. In the future, cash proceeds from overseas financing activities, including our initial public offering, can be directly transferred to BVI Sub, and then transferred to subordinate operating entities, the Hong Kong Operating Subsidiaries via capital contribution or shareholder loans, as the case may be.

In the reporting periods presented in this Annual Report, no cash and other asset transfers have occurred among the Company and its subsidiaries.

Currently, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from GE Group to the Hong Kong Operating Subsidiaries or from the Hong Kong Operating Subsidiaries to GE Group and the investors in the U.S.

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

As of the date of this Annual Report, we have not declared or paid any dividends on our Class A Ordinary Shares since our initial public offering in September 2024. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from the Hong Kong Operating Subsidiaries. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 78 and “Risk Factors – Risks Related to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 21 for more information.

Controlled Company

Our issued and outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, and holders of Class B Ordinary Shares shall be entitled to 20 votes per share on all matters subject to the vote at general meetings of our company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder of Class B Ordinary Shares at any time. Class A Ordinary Shares is not convertible into Class B Ordinary Shares under any circumstances.

Mr. Andrew, LEE Yat Lung, our Chairman and Chief Executive Officer, beneficially owns 2,320,000 Class A Ordinary Shares and 4,640,000 Class B Ordinary Shares through one entity controlled by him. Additionally, pursuant to a proxy agreement dated March 13, 2025, Rosy Depot Limited, Best Digital Developments, and Cosmic Solution Group Limited (the “Proxy Shareholders”) granted Mr. Andrew, LEE Yat Lung the right to exercise all voting rights attached to their Class A Ordinary Shares (an aggregate of 3,520,000 Class A Ordinary Shares, or 19.2% of outstanding Class A Ordinary Shares). Consequently, Mr. Lee is able to exercise approximately 92.7% of the total voting power of our issued and outstanding share capital. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Lee holds more than 50% of the voting power for the election of directors.

For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently do not intend to rely on the “controlled company” exemption for at least one year after our IPO, we could elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, as a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. For a detailed description of the risks associated with our dual-class structure, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares — Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial” on page 23 of this Annual Report, and “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares — Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.” on page 24 of this Annual Report.

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

GE Group is a holding company incorporated in the BVI with no material operations. Our operations are conducted in Hong Kong by our indirect wholly-owned subsidiaries, GEL and Ace Vision, Hong Kong companies, which is wholly-owned by our direct wholly-owned subsidiary, BVI Sub, a BVI company.

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

For the year ended June 30, 2025, we generated revenues of HKD23.1 million ($2.9 million), a decrease of HKD26.4 million ($3.3 million) under the HKD49.5 million of revenues generated for the year ended June 30, 2024. For the year ended June 30, 2025, we had a net loss of HKD5.8 million ($0.7 million), a decrease of HKD8.4 million ($1,1 million) under the HKD2.6 million net income for the year ended June 30, 2024. For the year ended June 30, 2024, we generated revenues of HKD49.5 million, an increase of HKD4.8 million over the HKD44.7 million of revenues generated for the year ended June 30, 2023. For the year ended June 30, 2024, we had net income of HKD2.6 million, a decrease of HKD0.07 million under the HKD2.7 million for the year ended June 30, 2023.

For the year ended June 30, 2025, we generated approximately 53.1% of our revenues from Malaysia, 39.1% from Hong Kong and 7.8% from Taiwan.

Industry Overview

Our target customer groups include: (1) telecom operators; (2) data center and cloud computing services providers; and (3) IoT solutions providers, resellers, and users.

For telecom operators, we specially target the clients that are small to medium-sized operators seeking growth and expansion in Hong Kong and the South East Asian market. Despite the social and economic challenges brought by the COVID-19 pandemic, the Hong Kong telecommunications market remained vibrant and maintained a strong momentum for growth. Hong Kong is among the most advanced telecommunications markets of the world with one of the highest local mobile and fixed broadband penetration rates. As of March 2024, 5G network coverage in Hong Kong reached 92% of the Hong Kong population. Hong Kong’s fixed-broadband network has achieved over 97% household penetration rate, among which 85% of households enjoyed high-speed broadband services via optical fibre. (Source: P.6, “OFCA Trading Fund Report 2023/24,” Hong Kong Office of Communications Authority, September 2024.)

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

For IoT solutions providers, resellers and users, our target customers include providers offering system design, planning, development and operation services to technology companies who seek to transform their services offerings through adoption of the IoT technology and platform in Hong Kong and the South East Asian region. The spending on IoT in Asia Pacific is expected to reach USD241 billion by 2025, marking a 12.5% increase over 2024. It is expected to reach US$355 billion by 2029 with a CAGR of 12.6% from 2025. (Source: “IDC Asia/Pacific Internet of Things Spending to Reach $355 Billion in 2029”, International Data Corporation (IDC), June 2025).

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

Recruit, Retain, and Develop Employees

Our success depends on our ability to attract, retain and develop a skilled workforce to support our business operations and growth strategy. As of the date of this Annual Report, we employ a team of 6 full-time employees. We expanded our workforce following the completion of our initial public offering in September 2024 and intend to continue to hire additional experienced staff, including administrative, executive and accounting personnel, with solid industry backgrounds that can support the operation of our multiple lines of business.

Historically, we utilized cost-sharing arrangements with Boxasone Limited, a related entity associated with Mr. Lee, our Chairman and Chief Executive Officer, to supplement staffing needs of GEL. The most recent cost assignment agreement with Boxasone Limited expired in January 31, 2023 and has not been renewed. We do not currently rely on Boxasone Limited for staffing support.

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

Employees

As of June 30, 2025, we had 5 full-time employees. Historically, we supplemented our workforce through cost-sharing agreements with Boxasone Limited, a related entity associated with Mr. Lee, our Chairman and Chief Executive Officer. Under these agreements, we shared certain employee expenses with Boxasone Limited. The most recent amendment to the cost-sharing agreement provided for a fixed monthly cost-sharing amount of HKD20,000 for three Boxasone Limited employees and covered the period from July 1, 2022 to January 31, 2023. This agreement expired on January 31, 2023 and was not renewed. For additional information, see “Item 7 – Major Shareholders and Related Party Transactions — B. Related Party Transactions” on page 76 of this Annual Report.

No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is located at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. GEL leased an aggregate of 1,414 square feet of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for two years, from June 2022 until June 2024. We cannot terminate the lease early during this two-year lease period. The Company renewed the lease arrangement in May 2024. The new lease started on June 4, 2024 and had an initial term which expired on June 3, 2025. Pursuant to the lease agreement, either party may renew the lease for an additional one-year term, from June 4, 2025 to June 3, 2026. The Company has exercised this renewal option.

The operating lease expenses amounted to HKD420,000 (US$53,504) and HKD388,807 for the years ended June 30, 2025 and 2024, respectively.

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2025 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2026	$35,000	$4,459

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. For the year ended June 30, 2025, the conversion from HKD into US$ are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.8499 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025.

Overview

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the BVI Business Companies Act (Law Revision 2020) (the “BVI Act”). The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”), which was incorporated under the BVI Act on March 5, 2021. BVI Sub also has no substantive operations other than holding directly or indirectly of all the equity interest of Hong Kong’s subsidiaries, Global Engine Limited (“GEL”) and Ace Vision Technology Limited (“Ace Vision”). The Company, through GEL and Ace Vision (the “Hong Kong Operating Subsidiaries”), is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The GE Group offers: (i) “ICT Solution Services” which include the cloud platform deployment, IT system design and configuration services maintenance services, data center colocation service and cloud service; (ii) “Technical Services” which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership	Principal activities
Global Engine Holdings Limited (“BVI Sub”)	● ●	A BVI company Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● ● ●	A BVI company Incorporated on May 3, 2022 Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Global Engine Limited (“GEL”)	● ●	A Hong Kong company Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Limited (“Ace Vision”)	● ● ●	A Hong Kong company Incorporated on October 30, 2017 Became an indirect subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultation services

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

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

Estimated provision for credit losses

We maintain a provision for credit losses related to accounts receivable using the expected credit loss model under ASC 326. Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forward-looking information. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. For the years ended June 30, 2025, 2024 and 2023, we recorded adjustments for credit losses of HKD501,059 (US$63,830), HKD99,775 and HKDNil, respectively, in the consolidated financial statements. As of June 30, 2025 and 2024, the Company recognized provision for credit losses of HKD600,834 (US$76,540) and HKD99,775, respectively.

Impairment of goodwill

 Goodwill is not amortized. We perform either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at the beginning of the fourth quarter, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred.

A qualitative assessment considers financial, industry, segment and macroeconomic factors, if the qualitative assessment indicates a potential for impairment, a quantitative assessment is performed to determine if impairment exists. The quantitative assessment begins with a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge would be recorded in the consolidated statements of operations.

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

	For the years ended June 30
	2023		2024		2025
Revenues	HKD	% of Revenue	HKD	% of Revenue	HKD	US$	% of Revenue

Cloud services and data center managed services
Third parties’ revenue	$15,112,472	33.8%	$39,604,258	80.1%	$14,388,087	$1,832,901	62.3%
Related parties’ revenue	8,475,000	19%	1,800,000	3.6%	-	-	0.0%
Telecommunication, consultancy and related services Third parties’ revenue	21,096,677	47.2%	8,046,176	16.3%	8,693,007	1,107,403	37.7%
Total revenues	44,684,149	100.0%	49,450,434	100.0%	23,081,094	2,940,304	100.0%
Cost of revenues
Third parties’ cost of revenues	36,097,137	80.8%	40,980,168	82.9%	18,306,259	2,332,037	79.3%
Related parties’ cost of revenues	1,198,545	2.7%	1,140,000	2.3%	1,133,500	144,397	4.9%
Total cost of revenues	37,295,682	83.5%	42,120,168	85.2%	19,439,759	2,476,434	84.2%
Gross profit	7,388,467	16.5%	7,330,266	14.8%	3,641,335	463,870	15.8%
Operating expenses
General and administrative expenses	4,244,637	9.5%	4,480,135	9.1%	10,749,795	1,369,418	46.6%
Total operating expenses	4,244,637	9.5%	4,480,135	9.1%	10,749,795	1,369,418	46.6%
Income (loss) from operations	3,143,830	7.0%	2,850,131	5.7%	(7,108,460)	(905,548)	(30.8)%
Interest expense	(34,551)	0.0%	(10,367)	0.0%	(1,846)	(235)	0.0%
Other income	23,403	0.0%	52,807	0.1%	599,134	76,324	2.6%
Equity in loss of unconsolidated investees	-	0.0%	-	0.0%	(111,379)	(14,189)	(0.5)%
Income (loss) before income taxes	3,132,682	7.0%	2,892,571	5.8%	(6,622,551)	(843,648)	(28.7)%
Income tax expense (credit)	467,592	1.0%	297,067	0.6%	(784,296)	(99,912)	3.4%
Net income (loss)	$2,665,090	6.0%	$2,595,504	5.2%	$(5,838,255)	$(743,736)	(25.3)%

Year ended June 30, 2025 compared to year ended June 30, 2024

Revenues

For the years ended June 30, 2025 and 2024, the Company generated its revenues through two revenue streams by the Company’s subsidiaries in Hong Kong, GEL and Ace Vision: (i) cloud services and data center managed services and (ii) telecommunication, consultancy and related services.

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by service lines for the years ended June 30, 2025 and 2024:

	For the years ended June 30
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Cloud services and data center managed services	$41,404,258	$14,388,087	$1,832,901	$(27,016,171)	(65.2)%
Telecommunication, consultancy and related services	8,046,176	8,693,007	1,107,403	646,831	8.0%
Total revenues	$49,450,434	$23,081,094	$2,940,304	$(26,369,340)	(53.3)%

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2025 and 2024:

	For the years ended June 30
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	$49,450,434	$23,081,094	$2,940,304	$(26,369,340)	(53.3)%

Revenue decreased by HKD26.4 million, or 53.3%, to HKD23.1 million (US$2.9 million) for the year ended June 30, 2025 compared to HKD49.5 million for the year ended June 30, 2024. The decrease is mainly attributable to the decrease in revenue form cloud services and data center services during the year.

Cloud services and data center services include offering business planning, development, technical and operations consulting programs structured to target the cloud and data center providers in the region. The Company also offers complementary offerings such as installations, warranty services and certain managed services including remote network services and data center monitoring to customers. The significant decrease in cloud services and data center managed services was due to decrease in revenue in Malaysia and Taiwan.

The increase in revenue from telecommunication, consultancy and related services was mainly driven by the increase in consultancy projects in Hong Kong in the current year.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the year ended June 30, 2025, cost of revenues was HKD19.4 million (US$2.5 million), decreased by HKD22.7 million from HKD42.1 million for the year ended June 30, 2024. The decrease was due to the decrease in subcontracting expenses as a result of the decrease in number of projects.

Gross profit

As a result of the foregoing, gross profit for the year ended June 30, 2025 was HKD3.6 million (US$0.5 million), a decrease of 50.3% from HKD7.3 million for the year ended June 30, 2024. The gross profit margin for the year ended June 30, 2025 was 15.8%, compared to 14.8% for the year ended June 30, 2024. The increase in profit margin was due to the decrease in revenue from Malaysia, which had lower profit margin.

General and administrative expenses

General and administrative expenses consisted primarily of IT expenses, depreciation, amortization, legal and professional fees, accounting fee, director’s fee, salaries and employee benefits, provision for expected credit losses and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended June 30
	2024	2025	2025	Change
	HKD	HKD	US$	HKD
Depreciation of property and equipment	$325,944	$530,221	$67,545	$204,277
Amortization of right-of-use assets	353,807	-	-	(353,807)
Amortization of intangible assets	-	651,002	82,931	651,002
Motor car expenses	6,373	65,580	8,355	59,207
Operating lease cost	-	420,000	53,504	420,000
IT Expenses	664,366	648,321	82,590	(16,045)
Accounting Fee	120,000	25,000	3,185	(95,000)
Director’s Fee	240,000	450,268	57,360	210,268
Salaries and employee benefits	751,106	3,073,924	391,588	2,322,818
Legal and professional fees	1,649,878	3,949,328	503,106	2,299,450
Insurance	55,220	64,014	8,155	8,794
Company secretarial expenses	109,312	97,646	12,438	(11,666)
Travelling expenses	-	89,182	11,361	89,182
Exchange loss, net	17,092	-	-	(17,092)
Provision for expected credit losses	99,775	501,059	63,830	401,284
Others	87,262	184,250	23,470	96,988
Total	$4,480,135	$10,749,795	$1,369,418	$6,269,660

General and administrative expenses increased by HKD6.3 million or 139.9% from HKD4.5 million in the year ended June 30, 2024 to HKD10.7 million (US$1,369,418) in the year ended June 30, 2025. The increase mainly driven by increase in salaries and employee benefits of HKD2.3 million (US$295,904) for the increase in headcount during the year and the increase in legal and professional fees of HKD2.3 million (US$292,927), that included service fees paid to attorneys, solicitors, auditors and any other third-party service providers.

IT expenses

IT expenses primarily consisted of domain fee and server rental expenses for the Company’s information storage, processing and back up. The amount is comparable with prior year.

Others

Other expenses mainly included bank charges, transportation costs, consultancy fee, government licensing fee , entertainment expenses and sundry expenses.

Allowance for credit losses

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the consolidated statements of income. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information .

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2025 (US$)	$149,347	$3,185	$970,719	$105,195	$35,032	$1,263,478
June 30, 2025 (HKD)	1,172,360	25,000	7,620,047	825,774	275,000	9,918,181
June 30, 2024 (HKD)	13,006,692	4,028,397	75,000	50,000	70,273	17,230,362
Change (HKD)	$(11,834,332)	$(4,003,397)	$7,545,047	$775,774	$204,727	$(7,312,181)

The table below sets forth the subsequent settlements as of August 31, 2025 related to Company’s accounts receivable as of June 30, 2025:

Year Ended June 30	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
2025 (USD)	$-	$-	$96,831	$9,933	$-	$106,764
2025 (HKD)	-	-	760,116	77,975	-	838,091

The table below sets forth the accounts receivable balance net of subsequent settlements:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2025 (USD)	$149,347	$3,185	$873,888	$95,262	$35,032	$1,156,714
June 30, 2025 (HKD)	1,172,360	25,000	6,859,931	747,799	275,000	9,080,090

For the years ended June 30, 2025 and 2024, the Company provided provision for expected credit losses of HKD501,059 (US$63,830) and HKD99,775, respectively. As of June 30, 2025 and 2024, provision for credit losses were HKD600,834 (US$76,540) and HKD99,775, respectively.

Interest expense

Interest expense represented the bank overdraft interest. For the years ended June 30, 2025 and 2024, its interest expense was HKD1,846 (US$235) and HKD10,367, respectively.

Other income

Other income was primarily comprised of the interest income and net exchange gain. For the year ended June 30, 2025, we recognized interest income of HKD453,546 (US$57,777) and net exchange gain of HKD145,588 (US$18,547). For the year ended June 30, 2024, we recognized interest income of HKD52,807.

Equity in loss of unconsolidated investees

Equity in loss of unconsolidated investees of HKD111,379 (US$14,189) represented the share of result of our 22.5% equity interest in Corpotech Holdings Limited during the year.

Income tax expense (credit)

Income tax credit was HKD784,296 (US$99,912) for the year ended June 30, 2025, as compared to income tax expense of HKD297,067 for the year ended June 30, 2024. The income tax credit was due to the deferred tax recognized for the net operating loss carryforwards, the depreciation of property and equipment and amortization of intangible assets during the year.

Net income (loss)

As a result of the above discussed, the Company recorded a net loss of HKD5,838,255 (US$743,736) for the year ended June 30, 2025, representing a decline of HKD8.4 million from a net income of HKD2,595,504 for the year ended June 30, 2024.

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

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the year ended June 30, 2024, cost of revenues was HKD42.1 million (US$5.4 million), increased by HKD4.8 million from HKD37.3 million for the year ended June 30, 2024. The increase was due to the increase in subcontracting expenses as a result of the increase in number of projects.

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

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2024 (USD)	$1,665,752	$515,912	$9,605	$6,403	$9,000	$2,206,672
June 30, 2024 (HKD)	13,006,692	4,028,397	75,000	50,000	70,273	17,230,362
June 30, 2023 (HKD)	6,116,962	94,000	2,505,205	-	-	8,716,167
Change (HKD)	$6,889,730	$3,934,397	$(2,430,205)	$50,000	$70,273	$8,514,195

The table below sets forth the subsequent settlements related to Company’s accounts receivable as of June 30, 2024:

Year Ended June 30	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
2024 (USD)	$-	$456,177	$-	$-	$2,635	$458,812
2024 (HKD)	-	3,561,966	-	-	20,573	3,582,539

The table below sets forth the accounts receivable balance net of subsequent settlements:

	0-90 days	91-182 days	183-273 days	273-365 days	>365 days	Total
June 30, 2024 (USD)	$1,665,752	$59,735	$9,605	$6,403	$6,365	$1,747,860
June 30, 2024 (HKD)	13,006,692	466,431	75,000	50,000	49,700	13,647,823

For the years ended June 30, 2024 and 2023, the Company provided provision for expected credit losses of HKD99,775 (US$12,778) and HKD Nil, respectively. As of June 30, 2024 and 2023, provision for credit losses were HKD99,775 (US$12,778) and HKD Nil, respectively.

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

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of Hong Kong Operating Subsidiaries. As of June 30, 2025 and 2024, its cash balance was HKD25,217,011 (US$3,212,399) and HKD8,406,293, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Net cash (used in) provided by operating activities	$670,536	$1,810	$(9,204,049)	$(1,172,504)
Net cash used in investing activities	(28,397)	-	(37,854,671)	(4,822,313)
Net cash provided by (used in) financing activities	$(408,070)	$2,159,379	$63,869,438	$8,136,337

Cash (used in) provided by operating activities:

For the year ended June 30, 2025, net cash used in operating activities of HKD9,204,049 (US$1,172,504) was primarily resulted from the net loss of HKD5,838,255 (US$743,736) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD530,221 (US$67,545), amortization of intangible assets of HKD651,002 (US$82,931), provision for expected credit losses of HKD501,059 (US$63,830), deferred tax of HKD728,286 (US$92,777) and equity in loss of unconsolidated investees of HKD111,379 (US$14,189). Change in operating activities included increase in prepayment, deposits and other receivables of HKD622,946 (US$79,357) , increase in prepaid tax of HKD113,855 (US$14,504), decrease in account payables of HKD12,766,817 (US$1,626,367) and partially offset by decrease in accounts receivable of HKD7,412,181 (US$944,239), increase in tax payables of HKD3,166 (US$403), increase in accrued expenses and other payables of HKD1,127,713 (US$143,660), increase in contract liabilities of HKD518,294 (US$66,027) and increase in employee benefits of HKD11,095 (US$1,413).

For the year ended June 30, 2024, net cash provided by operating activities of HKD1,810 was primarily resulted from the net income of HKD2,595,504 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD325,944, amortization of right-of-use assets of HKD353,807 and provision for expected credit losses of HKD99,775. Change in operating activities included decrease in prepaid tax of HKD553,941, increase in account payables of HKD7,253,390 due to the increase in projects for sub-contracting and partially offset by increase in accounts receivable of HKD8,514,195 due to less settlement from our customers, increase in prepayment and deposits of HKD143,218, decrease in contract liabilities of HKD2,152,957 and payment to our lessor, HKD370,181.

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

Cash used in investing activities:

For the year ended June 30, 2025, net cash used in investing activities was HKD37,854,671 (US$4,822,313) consisted of purchases of items of property and equipment of HKD1,325,139 (US$168,810), purchases of intangible assets of HKD12,940,000 (US$1,648,429), payments for acquisition of long-term investments of HKD17,467,088 (US$2,225,135) and payments for acquisition of subsidiaries of HKD6,122,444 (US$779,939).

For the year ended June 30, 2023, net cash used in investing activities was HKD28,397 for the purchases of property and equipment.

Cash provided by (used in) financing activities:

For the year ended June 30, 2025, net cash from financing activities of HKD63,869,438 (US$8,136,337) consisted of net proceeds received upon completion of the initial public offering of HKD71,472,020 (US$9,104,832) and collection of payment on behalf of a customer of HKD3,360,000 (US$428,030), offset by payments of IPO costs of HKD10,896,313 (US$1,388,083), repayment of amount with related parties of HKD27,013 (US$3,441) and repayment of amount due to a director of HKD39,256 (US$5,001).

For the year ended June 30, 2024, net cash provided by financing activities of HKD2,159,379 consisted of decrease in balance with related parties of HKD16,201, proceed of amount due to a director of HKD7,140, collection of payment on behalf of a customer of HKD3,530,000 and payments for deferred IPO costs of HKD1,361,560.

For the year ended June 30, 2023, net cash used in financing activities of HKD408,070 consisted of decrease in balance with related parties of HKD1,049,199, repayment of amount due to a director of HKD158,277 and payments for deferred IPO costs of HKD1,298,992.

The following table set forth a summary of the Company’s working capital as of June 30, 2025 and 2024:

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Current assets	$26,050,835	$35,785,114	$4,558,671
Current liabilities	18,161,460	10,416,550	1,326,966
Working capital	$7,889,375	$25,368,564	$3,231,705

Current assets as of June 30, 2025 was HKD35,785,114 (US$4,558,671). Out of this balance, the Company had cash in an amount of HKD25,217,011 (US$3,212,399) of which approximately HKD5,562,513 was denominated in Hong Kong Dollar and approximately HKD19,654,498 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD9,317,347 (US$1,186,938), prepayment, deposits and other receivables of HKD968,702 (US$123,403) and prepaid tax of HKD282,054 (US$35,931).

Current liabilities as of June 30, 2025 was HKD10,416,550 (US$1,326,966). This amount was composed of account payables of HKD101,500 (US$12,930), accrued expenses and other payables of HKD8,029,713 (US$1,022,906), amount due to a director of HKD335 (US$43), amount due to a related party of HKD2,709 (US$345), tax payables of HKD24,869 (US$3,168) and contract liabilities of HKD2,257,424 (US$287,574).

Current assets as of June 30, 2024 was HKD26,050,835. Out of this balance, the Company had cash in an amount of HKD8,406,293 of which approximately HKD5,947,009 was denominated in Hong Kong Dollar and approximately HKD2,459,284 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD17,130,587, prepayment, deposits and other receivables of HKD345,756 and prepaid tax of HKD168,199.

Current liabilities as of June 30, 2024 was HKD18,161,460. This amount was composed of account payables of HKD12,838,317, accrued expenses and other payables of HKD3,542,000, amount due to a director of HKD39,591, amount due to a related party of HKD2,422 and contract liabilities of HKD1,739,130.

We will have sufficient working capital to meet our present requirements and for the next 12 months from the date of this prospectus.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its ordinary shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

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

Name	Age	Position(s)
Andrew, LEE Yat Lung	56	Chief Executive Officer, Chairman and Director
SUNG Pui Hei	40	Chief Financial Officer and Director
CHAN Kin Wah	54	Independent Director
HUNG Man Ching	53	Independent Director
CHEUNG Chi Hung	59	Independent Director

The following is a brief biography of each of our executive officers and directors:

Andrew, LEE Yat Lung, Chief Executive Officer, Chairman and Director. Mr. Lee is the founder of the Company and he currently serves as the Chief Executive Officer, Chairman of the Board of the Company and Director. Mr. Lee has served as Chief Executive Officer of GEL since May 2018. Mr. Lee also currently serves as Chairman of the board of directors of BAO Holding Limited, a British Virgin Islands company that has submitted an application for listing on Nasdaq. Mr. Lee has over 25 years of experience in the information and communication technologies industry. In this regard, Mr. Lee worked at 21Vianet Group Limited, a Nasdaq-listed company (Nasdaq: VNET), from September 2015 to March 2018 as managing director. From October 2002 to March 2014, Mr. Lee worked at Hutchison Telecom Hong Kong Limited, a main board listed company in Hong Kong (stock code: 215), serving in various positions with his last position being commercial director. Mr. Lee has extensive experience in sales, marketing, business development, project management, and merger and acquisition activities. Mr. Lee obtained his Master of Business Administration from the University of Surrey in October 1998.

SUNG Pui Hei, Chief Financial Officer and Director. Mr. Sung has served as Chief Financial Officer and a Director of the Company since September 16, 2024. Mr. Sung has over 15 years of experience in professional auditing, corporate accounting and financial management. In this regard, Mr. Sung worked at Ernst & Young Hong Kong from September 2008 to July 2015, with his last position being a manager. Mr. Sung was the chief financial officer and the company secretary of Shenglong Splendecor International Limited, a company listed on GEM of The Stock Exchange of Hong Kong Limited (stock code: 8481), from September 2015 to July 2018. He then worked at EFT Solutions Holdings Limited, a company listed on GEM of The Stock Exchange of Hong Kong limited (stock code: 8062), from August 2018 to March 2019, with his last position being the chairman assistant. Mr. Sung is the chief financial officer of Maxgrand Limited, a company specialising in the supply of lighting fittings, since April 2019. Mr. Sung obtained his Bachelor of Business Administration degree with a major in accountancy and a minor in finance from The Hong Kong Polytechnic University in October 2008, and he is currently a practicing and fellow member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”). He was admitted as a member and was advanced as a fellow of HKICPA in September 2012 and October 2019, respectively.

CHAN Kin Wah, Independent Director. Mr. Chan has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Chan currently serves as a director in CTF Services Limited, a main board listed company in Hong Kong (stock code: 659) and a director of certain subsidiaries of its group. Mr. Chan is primarily responsible for various businesses in its group including logistics facilities, retail business and healthcare services. Before joining the listed public company, Mr. Chan worked in several major corporations in Hong Kong including Hutchison Global Communications Limited, a telecom conglomerate, Modern Terminals Limited, a container terminal operator and Kowloon-Canton Railway Corporation, a railway operator. Mr. Chan has extensive experience in accounting, corporate governance, finance and project management, project development, investment, and merger and acquisition activities. Mr. Chan obtained his Bachelor of Commerce degree, majoring in accountancy, from the University of Wollongong in Australia. He was admitted as a member of the Hong Kong Society of Accountants (now known as HKICPA) and the Australian Society of Certified Practicing Accountants (now known as CPA Australia).

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

CHEUNG Chi Hung, Independent Director. Mr. Cheung has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Cheung has over 30 years in the telecommunications and technology sectors with extensive experience in business development, product marketing, and corporate management. Mr. Cheung is an entrepreneur for numbers of start-ups in the technology, media, and telecom (“TMT”) market across the Asia Pacific region. Mr. Cheung is the founder and currently serves as executive director and chief executive officer of ARDGO Labs Limited, an investment firm specialized in high-technologies incubation and investments. He has held these roles since September 2021. Mr. Cheung is also the co-founder of M800 Group Limited and served as its executive director from 2008 to 2024. M800 Group Limited included M800 Limited, a TMT infrastructure service provider to global carriers, and Cinnox Limited, a customer engagement SaaS service provider to global enterprises. From 2004 to 2007, Mr. Cheung was the business development director for China at a public-listed telecom infrastructure company in Hong Kong. Mr. Cheung obtained his Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University in 1988.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Executive Officers

For the year ended June 30, 2025, we paid an aggregate of HKD2,263,500 (US$288,348) in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Compensation of Directors

For the fiscal year ended June 30, 2025, we paid an aggregate of HKD2,473,768 (US$315,134) in cash to our directors.

Equity Incentive Plan

On August 5, 2025, the board of directors of the Company approved and adopted the Company’s 2025 Equity Incentive Plan (the “Plan”), which became effective on August 8, 2025 (the “Effective Date”). The Plan is administered by our board of directors or a committee designated by the board and permits the grant of stock options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to employees, directors, consultants and advisors of the Company and its subsidiaries.

The Plan reserves an aggregate maximum number of 8,000,000 Class A Ordinary Shares for issuance pursuant to awards granted during the term of the Plan, which expires on the tenth anniversary of the Effective Date.

As of the date of this Annual Report, no awards have been granted under the Plan.

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

Board Diversity Matrix (As of June 30, 2025)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of the date of this Annual Report, we have a total of 6 full-time employees.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s ordinary shares as of the date of this Annual Report for:

●	each of the Company’s directors, and executive officers who beneficially own the Company’s Class A Ordinary Shares or Class B Ordinary Shares; and

●	each person known to the Company to own beneficially more than 5.0% of the Company’s Class A Ordinary Shares or Class B Ordinary Shares.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares as of the date of this Annual Report.

The percentage of beneficial ownership owned is based on 13,660,000 Class A Ordinary Shares and 4,640,000 Class B Ordinary Shares outstanding as of the date of this Annual Report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this Annual Report, the Company had 6 shareholders of record (including Cede & Co., the nominee of the Depository Trust Company, holding 7,180,000 Class A Ordinary Shares, representing approximately 52.6% of our outstanding Class A Ordinary Shares).

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting
	Number	Percent	Number	Percent	Power*
Directors and Executive Officers(1):
Andrew, LEE Yat Lung (2)	2,320,000	17.0%	4,640,000	100.0%	92.7%
SUNG Pui Hei (3)	960,000	7.0%	-	-	-
CHAN Kin Wah	-	-	-	-	-
HUNG Man Ching	-	-	-	-	-
CHEUNG Chi Hung	-	-	-	-	-
All directors and executive officers as a group	3,280,000	24.0%	4,640,000	100.0%	92.7%

5% Principal Shareholders:
Valuable Fortune Limited (2)	2,320,000	17.0%	-	-	92.7%
Cosmic Solution Group Limited (3)(6)	960,000	7.0%	-	-	0.0%
Rosy Depot Limited (4)(6)	1,600,000	11.7%	-	-	0.0%
Best Digital Developments Limited (5)(6)	960,000	7.0%	-	-	0.0%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our Second Amended Memorandum and Articles of Association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of the Company, and holders of Class B Ordinary Shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(2)	Includes 2,320,000 Class A Ordinary Shares and 4,640,000 Class B ordinary shares owned through Valuable Fortune Limited, a BVI company of which Mr. Lee is the sole owner and a director. Mr. Lee has the voting, dispositive or investment powers over such Class A Ordinary Shares and Class B ordinary shares. In addition, pursuant to a proxy agreement dated March 13, 2025, Rosy Depot Limited, Best Digital Developments, and Cosmic Solution Group Limited (the “Proxy Shareholders”) granted Mr. Andrew, LEE Yat Lung the right to exercise all voting rights attached to their Class A Ordinary Shares. Under the proxy agreement, the proxy may not be terminated by either party for a period of 24 months after March 13, 2025, except for cause. Thereafter, the proxy may be terminated by either party, with or without cause, upon 60 days’ prior written notice. The address of Valuable Fortune Limited is Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(3)	Includes 960,000 Class A Ordinary Shares owned through Cosmic Solution Group Limited, a BVI company of which Mr. Sung is the sole owner and a director. Mr. Sung has the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Cosmic Solution Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Rosy Depot Limited (“Rosy Depot”) is a BVI company wholly-owned by a Hong Kong listed company, China Information Technology Development Limited. Mr. WONG King Chiu Daniel is a director of Rosy Depot and is deemed to have the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Rosy Depot is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Best Digital Developments Limited (“Best Digital”) is a BVI company, of which Mr. CHAN Chun Ying is the sole owner and a director. Mr. Chan has the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Best Digital is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	While these shareholders retain economic ownership of their Class A Ordinary Shares, their voting rights are exercised by Mr. Lee pursuant to a March, 13, 2025 proxy agreement. Accordingly, their total voting power percentage is shown as 0.0% as of the date of this Annual Report, while the proxy remains in effect.

On March 13, 2025, Mr. Andrew, LEE Yat Lung, the Chief Executive Officer, Chairman, and director of Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”), and sole director and shareholder of Valuable Fortune Limited, a Company shareholder, entered into a proxy agreement by and among Mr. Lee, Rosy Depot Limited, Best Digital Developments Limited, and Cosmic Solution Group Limited, three shareholders of the Company who collectively hold 19.2% of outstanding Class A Ordinary Shares of the Company (together the “Proxy Shareholders”).

In connection with the proxy agreement, each of the three Proxy Shareholders entered into a power of attorney with Mr. Lee to appoint Mr. Lee to act as the trustee of the Proxy Shareholders to exercise all of the voting rights the Proxy Shareholders enjoy as shareholders of the Company, as consistent with applicable laws and the Company’s memorandum and articles of association. For a period of 24 months commencing on the execution of the power of attorney, the power of attorney shall not be revocable. After 24 months from the date of execution of the power of attorney, the power of attorney may be revocable by either Mr. Lee or a Proxy Shareholder after providing the other party with a 60-day advance notice.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

As of the date of this Annual Report, there were 6 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

The Group has commercial arrangements with related entities to provide or receive technical support and other services. From June 30, 2019 through January 31, 2023, we were party to a cost assignment agreement with Boxasone Limited (“BAO”) (Mr. Lee is the sole director and a shareholder), pursuant to which we shared certain salary expenses for employees of Boxasone Limited who performed services for our business. The agreement was amended from time to time to reflect changes in scope, with the most recent amendment, on July 1, 2022, providing for a fixed monthly cost-sharing amount of HKD20,000 per month for three Boxasone Limited employees from July 1, 2022 to January 31, 2023. The agreement expired on January 31, 2023 and was not renewed. For the years ended June 30, 2025, 2024 and 2023, no revenue was generated from Boxasone Limited.

For the years ended June 30, 2025, 2024 and 2023, the Group purchased no computer equipment from BAO. The Group remits management fees for the human resource services provided by BAO. During the years ended June 30, 2025 and 2024, the Group remitted no fees for human resource services provided by BAO. During the year ended June 30, 2023, the Group recorded HKD119,000 for the human resource services fee, which are reflected in general and administrative expenses, and HKD35,000 for the human resource services fee, which are reflected in cost of revenue on the consolidated statement of income.

For the year ended June 30, 2025, the Company received IT services for server rental from Corpotech Limited (“Corpotech”) amounted to HKD240,000 (US$30,574). The Company indirectly owns 22.5% of Corpotech.

For the year ended June 30, 2025, no revenue was generated from DataCube Research Centre Limited, a subsidiary of CITD. For the year ended June 30, 2024, the Company generated revenue from DataCube Research Centre Limited amounting to HKD1,800,000. For the year ended June 30, 2023, the revenue generated from Macro Systems Limited and DataCube Research Centre Limited, both subsidiaries of CITD, amounted to HKD1,275,000 and HKD7,200,000, respectively.

For the year ended June 30, 2025, the Company received services from Logic Network Limited, a subsidiary of CITD, and reflected in cost of revenue, which amounted to HKD1,133,500 (US$144,397). For the year ended June 30, 2024, the Group received services from Logic Network Limited and reflected in cost of revenue amounting to HKD1,140,000. For the year ended June 30, 2023, the Group received services from Logic Network Limited and reflected in cost of revenue amounting to HKD1,198,545. CITD currently indirectly owns 10% of shares of the Group.

The following is a summary of related party’s balances as of June 30, 2025, 2024 and 2023:

Mr. Lee, Yat Lung Andrew (“Mr. Lee”), a director and Chief Executive Officer of the Company.

As of June 30, 2025, the Company has account payable of HKD71,500 (US$9,108) with Logic Network Limited.

As of June 30, 2024, the Company had no related party balances.

As of June 30, 2023, the Company has contract liabilities of HKD1,800,000 with DataCube Research Centre Limited. As of June 30, 2023, the Company has prepayment with Logic Network Limited amounted to HKD100,000.

Amount due to a related party

			As of June 30,
Name of related party	Relationship	Nature of transactions	2023	2024	2025
			HKD	HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	BAO provides management services (human resources and consultation) to the Company. BAO is also reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$18,623	$2,422	$2,709	$345

Amount due to a director

		As of June 30,
Name of related party	Nature of transactions	2023	2024	2025
		HKD	HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$32,451	$39,591	$335	$43

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation of Executive Officers”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

Except as disclosed above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GLE” since September 20, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “GLE.”

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

D. Exchange Controls

Under the British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our Class A Ordinary Shares.

E. Taxation

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of the Final Prospectus, all of which are subject to change. Unless otherwise noted in the following discussion, this section is the opinion of Messina Madrid Law PA, our U.S. tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of the Final Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of the Final Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	Pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is No income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States provided they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of the Final Prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be No assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under No obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Our subsidiaries, GEL and Ace Vision, are Hong Kong entities subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

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

Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any withholding tax in Hong Kong.

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

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Class A Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of June 30, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended June 30, 2025 and 2024, we identified one and five material weaknesses in our internal control over financial reporting, respectively, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of June 30, 2025 and 2024. The material weakness identified as of June 30, 2025 related to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. The material weaknesses identified as of June 30, 2024 related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework; iv) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the Information Technology General Controls (“ITGCs”) on privileged access and system changes; and v) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities.

In response to the material weaknesses identified, we are in the process of implementing measures to address the material weakness identified, including hiring more qualified staff to fill up the key roles in the operations. See “Item 3. Key Information — D. Risk Factors— Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Class A Ordinary Shares.”

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP, our former independent registered public accounting firm, and J&S Associate PLT, our current independent registered public accounting firm, for the years ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
	US$	US$
Audit Fees*	$125,000	$200,850

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

On May 15, 2025, we engaged J&S Associate PLT, as the Company’s independent registered public accounting firm. On May 9, 2025, the Company dismissed Marcum Asia CPAs LLP, the Company’s previous independent registered public accounting firm. See also “Item 16.F. Change in Registrant’s Certifying Accountant.”

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 15, 2025, the Company appointed J&S Associate PLT (“J&S Associate”) as its independent registered public accounting firm for the fiscal year ending June 30, 2025, effective on the same date. The appointment of J&S Associate has been approved by the audit committee of the Company’s board of directors.

J&S Associate succeeds Marcum Asia CPAs LLP (“Marcum Asia”), the Company’s previous independent registered public accounting firm. Marcum Asia was dismissed by the Company on May 9, 2025 and the dismissal was approved by the audit committee of the Company’s board of directors. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of J&S Associate on the Company’s consolidated financial statements for the fiscal year ended June 30, 2025 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Additionally, the audit report of Marcum Asia on the Company’s consolidated financial statements for the fiscal years ended June 30, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the audits for the fiscal years ended June 30, 2024 and 2023 and the subsequent period through the dismissal date of May 9, 2025 there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such years, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses previously reported by management in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2024. In addition, the Company did not consult J&S Associate regarding the application of accounting principles or the type of audit opinion that might be rendered.

The Company provided Marcum Asia with a copy of this disclosure and requested that it furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements herein. A copy of the letter, dated May 23, 2025, is filed as Exhibit 16.1 to this Annual Report.

Item 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted, in lieu of certain requirements of the NASDAQ Stock Market Marketplace Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the British Virgin Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) a change of control, (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our British Virgin Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under British Virgin Islands law and our currently effective amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

Except for the foregoing, there are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Global Engine Group Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Second Amended and Restated Memorandum and Articles of Association (previously filed; incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (File No. 333-289413) filed on August 8, 2025)
2.1	Specimen Certificate for Class A Ordinary Shares
2.2	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Executive Employment Agreement between Registrant and CEO, dated as of September 16, 2024 (previously filed; incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on October 31, 2024)
4.2	Executive Employment Agreement between Registrant and CFO, dated as of September 16, 2024 (previously filed; incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed on October 31, 2024)
4.3	Underwriting Agreement (previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on September 24, 2024)
4.4	Agreement with Aisly Global Inc, dated January 1, 2021, as amended by that two Supplementary Agreements, dated September 30, 2021 and June 22, 2022, respectively, as further amended by that Amendment to the Agreement dated April 30, 2024
4.5*	Cost Assignment Agreement with Boxasone Limited, dated January 1, 2020, as amended by that certain Cost Assignment Agreement, dated July 1, 2022
4.6*	Agreement with Teligent International Limited, dated June 1, 2023
4.7	Agreement with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended by that certain Amendment to the Agreement, dated June 20, 2023, as further amended by that certain Supplementary Agreement, dated August 9, 2024, as further amended by that certain Amendment, dated March 28, 2025, as further amended by that certain Amendment, dated July 7, 2025
4.8*	Agreement with Nexsen Limited, dated September 25, 2023
4.9*	Agreement with MDT Innovation (Labuan) Ltd, dated August 30, 2023
4.10*	Agreement with Aisly Global Inc., dated August 30, 2023
4.11	Agreement with VNET Group Limited, dated March 9, 2025
4.12	Agreement with Nexsen Limited, dated March 28, 2025
4.13	English Translation of the Agreement with Teligent International Limited, dated October 1, 2024
4.14	Agreement with MDT Innovation (Labuan) Ltd, dated April 30, 2024
4.15	2025 Equity Incentive Plan (previously filed; incorporated by reference to Exhibit 10.1 to the Form 6-K filed on August 7, 2025)
8.1	List of Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy of the Registrant (previously filed; incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on October 31, 2024)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of J&S Associate PLT, Independent Registered Public Accounting Firm
15.2	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
16.1	Letter of Marcum Asia CPAs LLP, dated May 23, 2025, to the U.S. Securities and Exchange Commission (previously filed; incorporated by reference to Exhibit 99.1 to the Form 6-K filed on May 23, 2025)
97.1	Clawback Policy (previously filed; incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on October 31, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-266919).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Global Engine Group Holding Limited

By:	/s/ Andrew, LEE Yat Lung
Name:	Andrew, LEE Yat Lung
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 20, 2025

GLOBAL ENGINE GROUP HOLDING LIMITED

TABLE OF CONTENTS

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Global Engine Group Holding Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Global Engine Group Holding Limited and its subsidiary (the ‘Company’) as of June 30, 2025, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ J&S Associate PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

October 20, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Global Engine Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Global Engine Group Holding Limited (the “Company”) as of June 30, 2024, the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) through 2025.

New York, New York
October 31, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2024	2025	2025
	HKD	HKD	US$
Assets
Current assets
Cash	$8,406,293	$25,217,011	$3,212,399
Accounts receivable, net	17,130,587	9,317,347	1,186,938
Prepayment, deposits and other receivables	345,756	968,702	123,403
Prepaid tax	168,199	282,054	35,931
Total current assets	26,050,835	35,785,114	4,558,671

Non-current assets
Property and equipment, net	677,094	1,472,012	187,520
Long-term investments	-	17,355,709	2,210,947
Deferred tax assets	-	728,286	92,777
Intangible assets, net	-	12,288,998	1,565,497
Goodwill	-	6,101,447	777,264
Deferred IPO costs	5,587,622	-	-
Total non-current assets	6,264,716	37,946,452	4,834,005
Total assets	$32,315,551	$73,731,566	$9,392,676

Liabilities and shareholders’ equity
Current liabilities
Account payables - third parties	$12,838,317	$30,000	$3,822
Account payables - related party	-	71,500	9,108
Accrued expenses and other payables	3,542,000	8,029,713	1,022,906
Amount due to a related party	2,422	2,709	345
Amount due to a director	39,591	335	43
Tax payables	-	24,869	3,168
Contract liabilities	1,739,130	2,257,424	287,574
Total current liabilities	18,161,460	10,416,550	1,326,966

Non-current liability
Employee benefits	-	11,095	1,413
Total non-current liability	-	11,095	1,413

Total liabilities	18,161,460	10,427,645	1,328,379

Commitment and contingencies

Shareholders’ equity
Ordinary shares, US$0.0000625 par value, authorized 800,000,000 shares as of June 30, 2024; 16,000,000 shares issued and outstanding as of June 30, 2024	7,766	-	-
Class A Ordinary shares, US$ 0.0000625 par value, authorized 600,000,000 shares as of June 30, 2025; 13,660,000 shares issued and outstanding as of June 30, 2025	-	6,633	845
Class B Ordinary shares, US$ 0.0000625 par value, authorized 200,000,000 shares as of June 30, 2025; 4,640,000 shares issued and outstanding as of June 30, 2025	-	2,252	287
Shares subscription receivable	(7,666)	-	-
Additional paid-in capital	-	54,979,300	7,003,822
Retained earnings	14,153,991	8,315,736	1,059,343
Total shareholders’ equity	14,154,091	63,303,921	8,064,297

Total liabilities and shareholders’ equity	$32,315,551	$73,731,566	$9,392,676

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Revenues
Cloud services and data center managed services
Third parties’ revenue	$15,112,472	$39,604,258	$14,388,087	$1,832,901
Related parties’ revenue	8,475,000	1,800,000	-	-
Telecommunication, consultancy and related services
Third parties’ revenue	21,096,677	8,046,176	8,693,007	1,107,403
Total revenues	44,684,149	49,450,434	23,081,094	2,940,304

Cost of revenues
Third parties’ cost of revenues	36,097,137	40,980,168	18,306,259	2,332,037
Related parties’ cost of revenues	1,198,545	1,140,000	1,133,500	144,397
	37,295,682	42,120,168	19,439,759	2,476,434

Gross profit	7,388,467	7,330,266	3,641,335	463,870

Operating expenses
General and administrative expenses	4,244,637	4,480,135	10,749,795	1,369,418
Total operating expenses	4,244,637	4,480,135	10,749,795	1,369,418

Income (Loss) from operations	3,143,830	2,850,131	(7,108,460)	(905,548)

Other income (expenses)
Interest expense	(34,551)	(10,367)	(1,846)	(235)
Other income	23,403	52,807	599,134	76,324
Equity in loss of unconsolidated investees	-	-	(111,379)	(14,189)
Total other income (expenses), net	(11,148)	42,440	485,909	61,900
Income (Loss) before income tax	3,132,682	2,892,571	(6,622,551)	(843,648)

Income tax expense (credit)
Current	467,592	297,067	(56,010)	(7,135)
Deferred	-	-	(728,286)	(92,777)
Total income tax expense (credit)	467,592	297,067	(784,296)	(99,912)
Net income (loss)	$2,665,090	$2,595,504	$(5,838,255)	$(743,736)

Weighted average number of Ordinary Shares
Basic and diluted	16,000,000	16,000,000	17,750,137	17,750,137

Earnings (Loss) per share
Basic and diluted	$0.167	$0.162	$(0.33)	$(0.04)

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Class A			Class B			Shares		Additional
	Ordinary Shares			Ordinary Shares			Ordinary Shares			subscription		paid-in		Retained
	Shares	Par Value		Shares	Par Value		Shares	Par Value		receivable		Capital		Earnings		Total
		HKD			HKD			HKD		HKD		HKD		HKD		HKD
Balance, July 1, 2022	16,000,000		$7,766	-		$-	-		$-		$(7,666)		$-		$8,893,397		$8,893,497
Net income	-		-				-		-		-		-		2,665,090		2,665,090
Balance, June 30, 2023	16,000,000		7,766	-		-	-		-		(7,666)		-		11,558,487		11,558,587
Net income	-		-	-		-	-		-		-		-		2,595,504		2,595,504
Balance, June 30, 2024	16,000,000		7,766	-		-	-		-		(7,666)		-		14,153,991		14,154,091
Issuance of Ordinary shares, net of offering expenses	2,300,000		1,119	-		-	-		-		7,666		54,979,300		-		54,988,085
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(18,300,000)		(8,885)	13,660,000		6,633	4,640,000		2,252		-		-		-		-
Net loss	-		-	-		-	-		-		-		-		(5,838,255)		(5,838,255)
Balance, June 30, 2025	-		$-	13,660,000		$6,633	4,640,000		$2,252		$-		$54,979,300		$8,315,736		$63,303,921
		US$	-		US$	845		US$	287	US$	-	US$	7,003,822	US$	1,059,343	US$	8,064,297

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net (loss) income	$2,665,090	$2,595,504	$(5,838,255)	$(743,736)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	326,261	325,944	530,221	67,545
Amortization of right-of-use assets	402,063	353,807	-	-
Amortization of intangible assets	-	-	651,002	82,931
Provision for expected credit losses	-	99,775	501,059	63,830
Deferred offering costs	277,759	-	-	-
Deferred tax	-	-	(728,286)	(92,777)
Equity in loss of unconsolidated investees	-	-	111,379	14,189
Change in operation assets and liabilities
Accounts receivable	(7,539,058)	(8,514,195)	7,412,181	944,239
Prepayment, deposits and other receivables	3,556,643	(143,218)	(622,946)	(79,357)
Prepaid tax	(722,140)	553,941	(113,855)	(14,504)
Account payables	4,437,252	7,253,390	(12,766,817)	(1,626,367)
Income tax payable	(242,225)	-	3,166	403
Accrued expenses and other payables	-	-	1,127,713	143,660
Contract liabilities	(2,106,124)	(2,152,957)	518,294	66,027
Employee benefits	-	-	11,095	1,413
Operating lease obligation	(384,985)	(370,181)	-	-
Net cash (used in) provided by operating activities	670,536	1,810	(9,204,049)	(1,172,504)

Cash flow from investing activities:
Purchases of item of property and equipment	(28,397)	-	(1,325,139)	(168,810)
Purchases of intangible assets	-	-	(12,940,000)	(1,648,429)
Payments for acquisition of long-term investments	-	-	(17,467,088)	(2,225,135)
Payments for acquisition of subsidiaries, net of cash acquired	-	-	(6,122,444)	(779,939)
Net cash used in investing activities	(28,397)	-	(37,854,671)	(4,822,313)

Cash flow from financing activities:
Payments of IPO costs	(1,298,992)	(1,361,560)	(10,896,313)	(1,388,083)
Proceeds from initial public offering	-	-	71,472,020	9,104,832
Proceeds (repayment) of amount due to a director	(158,277)	7,140	(39,256)	(5,001)
Proceeds (repayment) of amount due from/to related parties	1,049,199	(16,201)	(27,013)	(3,441)
Collection of payment on behalf of a customer, net	-	3,530,000	3,360,000	428,030
Net cash provided by (used in) financing activities	(408,070)	2,159,379	63,869,438	8,136,337

Change in cash	234,069	2,161,189	16,810,718	2,141,520

Cash, beginning of the year	6,011,035	6,245,104	8,406,293	1,070,879

Cash, end of the year	$6,245,104	$8,406,293	$25,217,011	$3,212,399

Supplemental cash flow information
Cash paid for income tax	$1,431,957	$-	$54,679	$6,966
Cash received from tax refund	$-	$256,874	$-	$-
Cash paid for interest expense	$5,535	$1,049	$1,846	$235

The accompany notes are an integral part of these consolidated financial statements

GLOBAL ENGINE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Global Engine Group Holding Limited (the “Company” or “GE Group”) is a holding company incorporated on September 7, 2021 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of Global Engine Holdings Limited (“BVI Sub”) which was incorporated under BVI law on March 5, 2021. BVI Sub is also a holding company holding of all the equity interest of Global Engine Limited (“GEL”), a Hong Kong Company incorporated on May 3, 2018. The Company, through GEL, is an integrated solutions provider that delivers actionable outcomes for organizations by using information communication technologies (“ICT”) solutions to drive business outcomes and innovation. The GE Group offers: (i) “ICT Solution Services” provides cloud platform deployment, IT system design and configuration services, maintenance services, data center colocation service and cloud service; (ii) “Technical Services” include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as Internet-of-things projects; and (iii) “Project Management Services” enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers. The Company’s headquarters is located in Hong Kong, China.

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

On December 2, 2024, BVI Sub completed the acquisition of 100% of the issued share capital of Ace Vision Technology Investment Limited. Ace Vision Technology Investment Limited, through its wholly owned subsidiary, Ace Vision Technology Limited (collectively, “Ace Vision Group”), provides IT consultancy services in Hong Kong.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership	Principal activities
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● A BVI company ● Incorporated on May 3, 2022 ● Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Limited (“Ace Vision”)	● A Hong Kong company ● Incorporated on October 30, 2017 ● Became a subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultation services

Note 2 — Summary of significant accounting policies

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include determinations of the useful lives of property and equipment and estimates of provision for credit losses.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC Topic 260, Earnings Per Share (“ASC 260”), using the two-class method. Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.8499 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

Principal and Agent Considerations

The Company utilizes consultants or subcontractors in the performances of services as and when needed. GAAP requires us to evaluate, using a control model, whether the Company itself promises to provide services to the customers (as a principal) or to arrange for services to be provided by another party (as an agent). Based on the Company’s evaluation using a control model, the Group determined that in all of its major business activities, it serves as a principal rather than an agent within their revenue arrangements. Revenue and the associated costs are both reported on a gross basis within the consolidated statements of operations.

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

For the project development services, the Company designs systems based on clients’ specific needs which require the Company to perform services including design, development, and integration. The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company concludes there is only one performance obligation as a series of tasks within the contract are interrelated and are not separable or distinct, and the client cannot benefit from any standalone task. The Company recognizes revenue for this type of services over time by applying the input method. The input method is considered a reliable measure of progress because there is a direct relationship between the Company’s inputs (i.e., labor hours and costs incurred) and the transfer of the services to the customer.

The Company regularly reviews and updates its estimates of total contract costs and adjusts revenue recognition accordingly. Any changes in estimates are accounted for prospectively.

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

Telecommunication, consultancy and related services

The Company provides consultancy services to telecom operators, including one-stop telecom license application services adapted to each client’s specific needs. In these arrangements, the fees are based on the attainment of contractually defined objectives with the customers, such as completing a business transaction or assisting the client in obtaining a telecom license. There is only one performance obligation of the services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the standalone task. The Company recognizes revenues over time by applying the input method. The input method is considered a reliable measure of progress because there is a direct relationship between the Company’s inputs (i.e., labor hours and costs incurred) and the transfer of the services to the customer.

The Company regularly reviews and updates its estimates of total contract costs and adjusts revenue recognition accordingly. Any changes in estimates are accounted for prospectively.

The Company also provides maintenance services to telecom operators to assist them to fulfil the statutory requirements. The revenues generated from these services tendered on an annual basis and other agreed-upon services on non-recurring basis.

Regarding the Company’s services tendered on an annual basis, the Company concludes that the services provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same services to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly telecommunication maintenance services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The Company recognizes revenue on a straight-line basis since the customer receives value as the services are rendered continuously during the term of the contract.

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

Deposit accounts denominated in Hong Kong Dollars, or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD500,000 (approximately US$63,695) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. The protection limit increased to HKD 800,000 (approximately US$101,912) on October 1, 2024. As of June 30, 2025 and 2024, cash balances, HKD22,790,453 (US$2,903,279) and HKD7,406,293, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the consolidated statements of income. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information.

As of June 30, 2025 and 2024, the Company recognized provision for credit losses of HKD600,834 (US$76,540) and HKD99,775, respectively.

Prepayment, deposits and other receivables

Prepayments are cash deposited or advanced to suppliers or vendors for the purchase of goods or services and for the legal and professional services in relation to the potential follow on offering and equity incentive plan. This amount is refundable and bears no interest. Deposits consist of (i) security payments made to utilities companies and are refundable upon termination of services; (ii) security payments made to a lessor for the Company’s office lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company; and (iii) deposit to suppliers for providing the services, which are refundable. Other receivables included bank interest income that are to be collected from the banks.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of June 30, 2024, the accumulated deferred IPO cost was HKD5,587,622. As of September 23, 2024, the Company successfully listed in the US Nasdaq. Hence, these deferred IPO costs had charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

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

Long-term Investments

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated statements of income. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of income. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit

Intangible Assets, net

Intangible assets that are acquired are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses. Amortization is calculated by writing off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in statements of income. Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate. Their estimated useful lives of intangible assets are as follows:

Estimated Useful Life
Software	5 - 8 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and 2024, no impairment of long-lived assets was recognized.

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

Segment reporting

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280) for the year ended June 30, 2025. ASC 280 defines that an operating segment is a component of a public entity with a discrete financial information and operating results available for regular review by the entity’s Chief Operating Decision Maker (“CODM”). The Company’s CODM is the Chief Executive Officer and Chief Financial Officer who review financial information presented on a consolidated basis, using single measure of operating profit and a total of expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC280, as amended by ASU 2023-07. All of the Company’s long-lived assets are located in Hong Kong. As such, one reportable geographic segment is being presented.

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

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term. For the years ended June 30, 2025, 2024 and 2023, the Company’s operating lease expense was HKD420,000 (US$53,504), HKD388,807 and HKD402,063, respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2025, 2024 and 2023, the Company did not have any impairment loss against its operating lease ROU assets.

Income taxes

Global Engine Group Holding Limited, Global Engine Holdings Limited and Ace Vision Technology Investment Limited are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Global Engine Holdings Limited and the Company’s subsidiaries in Hong Kong, Global Engine Limited and Ace Vision Technology Limited, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Global Engine Limited and Ace Vision Technology Limited are incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

No taxable income was generated outside Hong Kong for the years ended June 30, 2025, 2024 and 2023. The Company accounts for income tax in accordance with U.S. GAAP. Provision for income taxes consists of taxes currently due plus deferred tax.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position as of June 30, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Accounts receivable primarily comprise of amounts receivable from the clients serviced. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of June 30, 2025, a customer accounted for 87.0% of the Company’s total accounts receivable. As of June 30, 2024, a customer accounted for 91.0% of the Company’s total accounts receivable.

For the year ended June 30, 2025, three major third-party customers accounted for 53.1%, 18.2% and 14.3%, respectively, of the Company’s total revenues. For the year ended June 30, 2024, three major third-party customers accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues. For the year ended June 30, 2023, three third-party customers accounted for 33.9%, 15.5% and 13.2%, respectively, of the Company’s total revenues, and one related-party customer accounted for 19.0% of the Company’s total revenues.

Concentration of vendors

As of June 30, 2025, two vendors accounted for 70.4% and 29.6%, respectively, of the Company’s total accounts payable. As of June 30, 2024, a vendor accounted for 91.5% of the Company’s total accounts payable.

For the year ended June 30, 2025, two vendors accounted for 66.2% and 16.8%, respectively, of the Company’s total purchases. For the year ended June 30, 2024, two vendors accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases. For the year ended June 30, 2023, two vendors accounted for 73.0% and 17.2%, respectively, of the Company’s total purchases.

Recent accounting pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending June 30, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending June 30, 2028 and interim reporting periods during the year ending June 30, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending June 30, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending June 30, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

Note 3 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the considerations the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the fiscal years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Cloud services and data center managed services	$23,587,472	$41,404,258	$14,388,087	$1,832,901
Telecommunication, consultancy and related services	21,096,677	8,046,176	8,693,007	1,107,403
Total revenues	$44,684,149	$49,450,434	$23,081,094	$2,940,304

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2025, 2024 and 2023:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Service transferred over time	$44,684,149	$49,450,434	$23,081,094	$2,940,304

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30 are as follows:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Amounts expected to be recognized as revenue:
Within one year	$2,086,957	$2,086,957	$266,319
After one year	3,652,174	1,565,217	199,739
	$5,739,131	$3,652,174	$466,058

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

The following table shows the amounts of revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Cloud services and data center managed services	$3,895,168	$1,876,000	$-	$-
Telecommunication, consultancy and related services	1,913,043	1,911,587	1,739,130	221,548
Total revenues	$5,808,211	$3,787,587	$1,739,130	$221,548

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Accounts receivable	$17,230,362	$9,918,181	$1,263,478
Less: provision for credit losses	(99,775)	(600,834)	(76,540)
Accounts receivable, net	$17,130,587	$9,317,347	$1,186,938

Movement of provision for credit losses is as follows:

	For the years ended June 30,
	2024	2025
	HKD	HKD	US$
Beginning balance	$-	$99,775	$12,710
Provision	99,775	501,059	63,830
Ending balance	$99,775	$600,834	$76,540

For the years ended June 30, 2025, 2024 and 2023, provision for credit losses provided were HKD501,059 (US$63,830), HKD99,775 and HKD Nil, respectively.

Note 5 — Prepayment, deposits and other receivables

Prepayment, deposits and other receivables included the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Prepayment	$268,156	$874,014	$111,341
Deposits	77,600	77,600	9,885
Other receivables	-	17,088	2,177
Total prepayment, deposits and other receivables	$345,756	$968,702	$123,403

Deposits include deposits to utilities companies such as telecommunication and electricity companies and to landlord for the office. Prepayment represented the advance payment to suppliers and vendors and for the legal and professional services in relation to the potential follow on offering and equity incentive plan. Other receivables represented the receivable of bank interest income.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Leasehold improvements	$36,000	$36,000	$4,586
Computer equipment	289,958	1,605,813	204,565
Furniture and fixtures	28,096	31,936	4,068
Motor Vehicles	1,188,538	1,188,538	151,408
Subtotal	1,542,592	2,862,287	364,627
Less: accumulated depreciation	(865,498)	(1,390,275)	(177,107)
Total	$677,094	$1,472,012	$187,520

Depreciation expense for property and equipment for the years ended June 30, 2025, 2024 and 2023 amounted to HKD530,221 (US$67,545), HKD325,944 and HKD326,261, respectively.

Note 7 — Intangible assets, net

Intangible assets consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Software	$-	$12,940,000	$1,648,428
Less: accumulated amortization	-	(651,002)	(82,931)
Total	$-	$12,288,998	$1,565,497

Amortization expense for intangible assets for the years ended June 30, 2025, 2024 and 2023 amounted to HKD651,002 (US$82,931), HKD Nil and HKD Nil, respectively.

The table below presents the estimated future amortization expense of intangible assets as of June 30, 2025:

Years ending June 30,	Amount (HKD)	Amount (US$)
2026	$1,868,004	$237,965
2027	1,868,004	237,965
2028	1,868,004	237,965
2029	1,868,004	237,965
2030+	4,816,982	613,637
Total	$12,288,998	$1,565,497

Note 8 — Business combination and Goodwill

On December 2, 2024, the Company through the wholly-owned subsidiary, BVI Sub, obtained control of Ace Vision Group by acquired 100% interest in Ace Vision Technology Investment Limited. Ace Vision Technology Investment Limited, through its Hong Kong subsidiary, Ace Vision, which is engaged in IT consultancy services in Hong Kong. The acquisition was made as part of the Company’s strategy to improve our technology and consulting services offerings in the market. The purchase consideration of US$800,000, in the form of cash, was paid at the acquisition date. There has no contingent consideration.

The fair values of the identifiable assets and liabilities of Ace Vision Group as at the date of acquisition were as follows:

	Fair value recognized on acquisition
	2025
	HKD	US$
Account Receivables	$100,000	$12,739
Cash	88,076	11,220
Accounts payables	(30,000)	(3,822)
Tax payable	(21,703)	(2,765)
Other payables	(27,300)	(3,478)
Foreign exchange difference	-	8,842
Total identifiable net assets at fair value	$109,073	$22,736
Goodwill	6,101,447	777,264
Purchase consideration settled by cash	$6,210,520	$800,000

Goodwill arising from the acquisition was attributable to the benefit of expected synergies and future market development as of the date of acquisition. There is no impairment of goodwill being recognized during the financial year. None of the goodwill recognized is expected to be deductible for income tax purposes.

Since the acquisition, Ace Vision Group contributed HKD852,330 (US$108,578) to the Company’s revenue and HKD413,367 (US$52,659) to the consolidated net profit for the year ended 31 December 2024. Had the acquisition date of Ace Vision Group been July 1, 2024, the revenue and consolidated net profit of the Group would have been HKD1,034,285 (US$131,758) and HKD513,837 (US$65,458), respectively.

Note 9 — Long-term investments

On December 30, 2024, the Company completed the acquisition of 22.5% ordinary equity interest in Corpotech Holdings Limited, which, through its wholly owned subsidiary, Corpotech Limited, owns a data center in Tsing Yi, Hong Kong, for a total consideration of US$2.25 million.

The carrying amount of the Company’s equity investments in Corpotech Holdings Limited was HKD17,467,088 (US$2,225,135) and the proportionate share of the investee’s net income or loss was HKD111,379 (US$14,189). For the year ended June 30, 2025, the Company did not receive any dividend from Corpotech Holdings Limited.

The Company performs impairment assessment of its investments and there is no impairment being recognized during the financial year.

Note 10 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Professional fees	$12,000	$855,863	$109,028
Salaries and employee benefits	-	283,850	36,160
Other payables	3,530,000	6,890,000	877,718
Total	$3,542,000	$8,029,713	$1,022,906

Other payables represented the collection of payment on behalf of a customer, which HKD3.15 million (US$401,279) has been paid to the customer in August 2025 and the remaining collection would be paid off to the customer in the near future.

Note 11 — Taxes

British Virgin Islands

Global Engine Group Holding Limited and several of its wholly-own subsidiaries are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiaries in Hong Kong. Under the current laws of the British Virgin Islands, these entities are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Global Engine Holdings Limited and the Company’s subsidiaries in Hong Kong to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

GEL and Ace Vision are incorporated in Hong Kong and are subject to Hong Kong profits tax compliance.

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

For the tax years of 2022/23, 2023/24 and 2024/25, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD6,000 and HKD3,000 and HKD1,500, respectively, per case.

The income tax provision consisted of the following components:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Hong Kong
Current	$467,592	$297,067	$(56,010)	$(7,135)
Deferred	-	-	(728,286)	(92,777)
Total provision for income taxes	$467,592	$297,067	$(784,296)	$(99,912)

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended June 30
	2023	2024	2025
	HKD	HKD	HKD	US$
Income (loss) before income tax	3,132,682	$2,892,571	$(6,622,551)	$(843,648)
Hong Kong income tax rate	16.5%	16.5%	16.5%	16.5%
Income tax expense computed at statutory rate	516,893	477,274	(1,092,721)	(139,202)
Preferential rate	(165,000)	(165,000)	(36,561)	(4,658)
Reconciling items:
Non-taxable items in Hong Kong	(9,975)	(30,394)	(74,828)	(9,532)
Expenses not deductible for tax	131,674	18,187	82,675	10,532
Tax losses not recognised	-	-	338,639	43,139
Tax credit	(6,000)	(3,000)	(1,500)	(191)
Total income tax expense	467,592	$297,067	$(784,296)	$(99,912)
Effective tax rate	14.9%	10.3%	11.8%	11.8%

Deferred Tax Assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of June 30,
	2024	2025
	HKD	HKD	US$
Deferred Tax Assets
Net operating loss carry forwards	$-	$2,974,221	$378,887
Total deferred tax assets	$-	$2,974,221	$378,887

Deferred Tax Liabilities
Depreciation of property and equipment	$-	$(218,250)	$(27,803)
Amortization of intangible assets	-	(2,027,685)	(258,307)
Total deferred tax liabilities	$-	$(2,245,935)	$(286,110)

Deferred tax assets, net	$-	$728,286	$92,777

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of and for the years ended June 30, 2025, 2024 and 2023, the Company did not have any unrecognized tax benefits. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Note 12 — Related party transactions and balances

The following was a summary of related parties and their relationships with the Company:

Name	Relationship
Mr. Lee, Yat Lung Andrew (“Mr. Lee”)	Chairman and Chief Executive Officer of the Company
Boxasone Limited (“BAO”)	Mr. Lee is a sole director and a shareholder
China Information Technology Development Limited (“CITD”)	A shareholder of the Company
Corpotech Limited (“Corpotech”)	22.5% owned by the Company

Related party transactions

The Company has commercial arrangements with related entities to provide or receive technical support and other services.

For the year ended June 30, 2025, the Company received services from Logic Network Limited, a subsidiary of CITD, and reflected in cost of revenue amounted to HKD1,133,500 (US$144,397). The Company received IT services for server rental from Corpotech amounted to HKD240,000 (US$30,574).

For the year ended June 30, 2024, the revenue generated from DataCube Research Centre Limited, which is subsidiary of CITD, amounted to HKD1,800,000. The Company also received services from Logic Network Limited and reflected in cost of revenue amounted to HKD1,140,000.

For the year ended June 30, 2023, the revenue generated from Macro Systems Limited, a subsidiary of CITD, and DataCube Research Centre Limited, amounted to HKD1,275,000 and HKD7,200,000, respectively. For the year ended June 30, 2023, the Group received services from Logic Network Limited and reflected in cost of revenue amounted to HKD1,198,545.

The Group remits management fees for the human resource services provided by BAO. During the year ended June 30, 2023, the Group recorded HKD119,000 for the human resource services fee, which are reflected in general and administrative expenses and HKD35,000, which are reflected in cost of revenue on the consolidated statement of income.

Related party balances

As of June 30, 2025, the Company has account payable of HKD71,500 (US$9,108) with Logic Network Limited. As of June 30, 2025, the Company has salaries accrued to directors of HKD230,000 (US$29,300).

Amount due to a related party

			As of June 30,
Name of related parties	Relationship	Nature of transactions	2024	2025
			HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	BAO reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$2,422	$2,709	$345

Amount due to a director

		As of June 30,
Name of related parties	Nature of transactions	2024	2025
		HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$39,591	$335	$43

Note 13 — Lease

Non-cancellable Operating Lease

The Company entered into a lease arrangement for its office facility in May 2022. Starting from June 4, 2025, the Company has the right to terminate the lease by providing a one month written notice to the landlord. The Company applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement under ASC 842-20-25-2, and accordingly, no operating lease right-of-use assets and liabilities are recognized for the new lease.

The component of lease expense was as follows:

	For the years ended June 30,
	2023	2024	2025
	HKD	HKD	HKD	US$
Operating lease cost	$402,063	$388,807	$420,000	$53,504

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2025 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2026	$35,000	$4,459

Note 14 — Equity

Ordinary shares

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

On March 27, 2025, the Company held the extraordinary general meeting to approve: (a) the issued 18,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis, and the remaining authorized but unissued ordinary shares be re-designated and re-classified into (i) 581,700,000 Class A ordinary shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares; and (c) 4,640,000 Class A ordinary shares held by Valuable Fortune Limited be repurchased in exchange for the issuance of 4,640,000 Class B ordinary shares to Valuable Fortune Limited.

Following the adoption of dual-class share structure, the Company is authorized to issue a maximum of 800,000,000 shares, each with a par value of US$0.0000625, comprising i) 600,000,000 Class A ordinary shares of a par value of US$0.0000625 each and ii) 200,000,000 Class B ordinary shares of a par value of US$0.0000625 each. All per share amounts and number of shares in the consolidated financial statements and related notes have been adjusted to reflect the adoption of a dual-class share structure. As of June 30, 2025, 13,660,000 and Class A ordinary shares issued and outstanding. As of June 30, 2025, 4,640,000 Class B ordinary shares issued and outstanding. As of June 30, 2024, 16,000,000 ordinary shares were issued and outstanding.

Note 15 — Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2025, the Company had no material outstanding lawsuits nor claims.

Note 16 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2025 up through the date the Company issued the consolidated financial statements. Other than the event disclosed below, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

On August 8, 2025, our board of directors approved the adoption of the Global Engine Group Holding Limited 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) to promote the long-term success of the Company and the creation of shareholder value. Under the 2025 Equity Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued is 3,660,000, or during the term of the 2025 Equity Incentive Plan an aggregate maximum number of 8,000,000 Class A ordinary shares. As of the date of this Annual Report, we have not granted any awards under the 2025 Equity Incentive Plan.