Form 20-F
period 2026-06-30
Global Engine Group Holding Ltd
filed 2026-10-29
CIK 1908705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Mr. Andrew, LEE Yat Lung

Tel: +852 3955 2300

Email: andrew.lee@globalengine.com.hk

Room C, 19/F, World Tech Centre,

95 How Ming Street, Kwun Tong, Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Ordinary Shares $0.000625 par value per share	GLE	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2026, the issuer had 16,060,000 Class A ordinary shares and 4,640,000 Class B ordinary shares outstanding, on a pre-split basis.

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

●	“Ace Vision Investment” are to Ace Vision Technology Investment Limited, a BVI company;

●	“Ace Vision” are to Ace Vision Technology Limited, a Hong Kong company;

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

●	“BVI Sub” are to Global Engine Holdings Limited, a BVI company;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of Annual Report only;

●	the “Company” or “GE Group” are to Global Engine Group Holding Limited, a BVI company;

●	“mainland China” are to the mainland of the People’s Republic of China;

●	“GEL” are to Global Engine Limited, a Hong Kong company;

●	“GEL Singapore” are to Global Engine (Singapore) Pte. Limited, a Singapore company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this Annual Report only;

●	“ICT” are to information communication technologies;

●	“IT” are to information technology;

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“Class A Ordinary Shares” are to the Class A ordinary shares of Global Engine Group Holding Limited, par value $0.000625 per share;

●	“Class B Ordinary Shares” are to the Class B ordinary shares of Global Engine Group Holding Limited, par value $0.000625 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, or “us” in this Annual Report are to Global Engine Group Holding Limited, a BVI company and its subsidiaries, unless the context otherwise indicates.

On August 5, 2026, our Board of Directors approved a 1-for-10 reverse stock split of our ordinary shares (the “Reverse Split”). On August 24, 2026, we filed our further amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in connection with the Reverse Split to provide for a maximum of 80,000,000 ordinary shares, comprising 60,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, each with a par value of $0.000625 per share. The Reverse Split became effective on October 8, 2026. Trading in our Class A ordinary shares on a split-adjusted basis commenced on Nasdaq on October 8, 2026. No fractional ordinary shares were issued to any shareholders in connection with the Reverse Split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Split. The share numbers in this Annual Report are all presented on a post-split basis unless otherwise noted.

This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Translations of amounts in the consolidated balance sheet, consolidated statements of income, consolidated statements of cash flows and the section titled “Compensation - Compensation of Executive Officers” from HKD into US$ as of and for the year ended June 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$1.00=HKD 7.8420 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate. We do not have any material operations of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiaries, GEL and Ace Vision, using Hong Kong dollars, the currency of Hong Kong. Global Engine Group Holding Limited’s reporting currency is Hong Kong dollars.

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

Risks Related to Our Business. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business” starting on page 8 of this Annual Report.

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline. See a more detailed discussion of this risk factor on page 8 of this Annual Report.

●	We entered into a Strategic Collaboration Agreement to deploy a “Space-to-AI” digital platform in Sarawak, Malaysia, which is at an early stage and may not realize its anticipated benefits.

●	Our revenues, operating income and cash flows are likely to fluctuate. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

●	We are exposed to the credit risks of our customers. See a more detailed discussion of this risk factor on page 10 of this Annual Report.

●	We rely on a limited number of vendors. A loss of any of these vendors could significantly negatively affect our business. See a more detailed discussion of this risk factor on page 10 of this Annual Report.

●	Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions. See a more detailed discussion of this risk factor on page 11 of this Annual Report.

●	We may fail to innovate or create new solutions which align with changing market and customer demand. See a more detailed discussion of this risk factor on page 11 of this Annual Report.

●	We may not manage our growth effectively, and our profitability may suffer. See a more detailed discussion of this risk factor on page 12 of this Annual Report.

●	Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations. See a more detailed discussion of this risk factor on page 12 of this Annual Report.

●	A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	We may not be able to protect our intellectual property rights. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders. See a more detailed discussion of this risk factor on page 16 of this Annual Report.

●	If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably. See a more detailed discussion of this risk factor on page 17 of this Annual Report.

●	If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

Risks Related to Our People. See “Item 3. Key Information — Risk Factors — Risks Related to Our People” starting on page 8 of this Annual Report.

We are also subject to risks and uncertainties related to our people, including, but not limited to, the following:

●	Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

●	Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	Employees may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

Risks Related to Acquisitions. See “Item 3. Key Information — Risk Factors — Risks Related to Acquisitions” starting on page 8 of this Annual Report.

We are also subject to risks and uncertainties related to our potential acquisitions, including, but not limited to, the following:

●	We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	An acquisition may not be accretive in the near term or at all. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Class A ordinary shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

Risks Related to Our Corporate Structure. See “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure” starting on page 8 of this Annual Report.

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which may affect the market for and price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our largest shareholder has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies. See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See a more detailed discussion of this risk factor on page 26 of this Annual Report.

●	Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances. See a more detailed discussion of this risk factor on page 26 of this Annual Report.

Risks Related to Doing Business in Hong Kong. See “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in Hong Kong” starting on page 8 of this Annual Report.

Substantially all of our operations are in Hong Kong, so we face risks and uncertainties related to doing business in Hong Kong in general, including, but not limited to, the following:

●	Although we and our subsidiaries are not based in mainland China and we have no operations in mainland China, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and (iii) may cause the value of our Class A Ordinary Shares to significantly decline or become worthless. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	A substantial part of GEL and Ace Vision’s operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The PRC government may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this Annual Report based on Hong Kong laws. See a more detailed discussion of this risk factor on page 32 of this Annual Report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See a more detailed discussion of this risk factor on page 32 of this Annual Report.

●	There are political risks associated with conducting business in Hong Kong. See a more detailed discussion of this risk factor on page 33 of this Annual Report.

●	We may be affected by the currency peg system in Hong Kong. See a more detailed discussion of this risk factor on page 34 of this Annual Report.

Risks Related to Our Class A Ordinary Shares. See “Item 3. Key Information — Risk Factors — Risks Related to Our Class A Ordinary Shares” starting on page 8 of this Annual Report.

In addition to the risks described above, we are subject to general risks and uncertainties related to our Class A Ordinary Shares, including, but not limited to, the following:

●	Although the audit report included in this Annual Report is prepared by auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA (signed into law on December 29, 2022 through the signing of the “Consolidated Appropriations Act, 2023”, which amended the HFCA Act and required the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See a more detailed discussion of this risk factor on page 34 of this Annual Report.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. See a more detailed discussion of this risk factor on page 36 of this Annual Report.

●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your Class A Ordinary Shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

●	We are subject to a security class action, and volatility in the price of our Class A Ordinary Shares may subject us to additional securities litigation. See a more detailed discussion of this risk factor on page 39 of this Annual Report.

●	Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline. See a more detailed discussion of this risk factor on page 38 of this Annual Report.

●	We do not intend to pay dividends for the foreseeable future. See a more detailed discussion of this risk factor on page 38 of this Annual Report.

●	The market price for our Class A Ordinary Shares may be volatile. See a more detailed discussion of this risk factor on page 37 of this Annual Report.

●	As a foreign private issuer, we are permitted to, and we do, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares. See a more detailed discussion of this risk factor on page 40 of this Annual Report.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 42 of this Annual Report.

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

We entered into a Strategic Collaboration Agreement to deploy a “Space-to-AI” digital platform in Sarawak, Malaysia, which is at an early stage and may not realize its anticipated benefits.

On July 15, 2026, we entered into a Strategic Collaboration Agreement with Angkasa-X Holdings Corp. (“Angkasa-X”), an emerging independent satellite operator and space technology company headquartered in Malaysia, to jointly advance a “Space-to-AI” digital infrastructure platform in Sarawak, Malaysia. Under the agreement, Angkasa-X is to construct, operate and maintain the Sarawak-based ground-station and edge datacenter and we are to provide datacenter design and operational consulting and collaborate with the Sarawak Digital Economy Corporation on joint operations and maintenance for the Sarawak-based edge datacenter. The success of the project depends on factors outside our control, including Angkasa-X’s ability to build and operate the facilities and to launch and operate the satellites on which the platform relies, the availability and performance of satellite infrastructure, other counterparty performance, funding, permits and customer adoption. Delays, cost overruns, data-security or interoperability problems, failure to meet proof-of-concept criteria, or if commercial opportunities do not materialize, our expectations may not be realized and the market price of our Class A ordinary shares could be adversely affected.

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

We derive a significant portion of our revenues from a few major customers. For the year ended June 30, 2026, three major customers, (i) Intellino Tech Sdn Bhd; (ii) Datacube Research Centre Limited; and (iii) VNET Group, Inc., accounted for 50.5%, 23.2% and 15.0%, respectively, of the Company’s total revenues. For the year ended June 30, 2025, three major third-party customers, (i) Intellino Tech Sdn Bhd; (ii) VNET Group, Inc.; and (iii) Teligent International Limited, accounted for 53.1%, 18.2% and 14.3%, respectively, of the Company’s total revenues. For the year ended June 30, 2024, three major third-party customers, (i) Intellino Tech Sdn Bhd; (ii) VNET Group, Inc.; and (iii) Aisly Global Inc., accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues. We have entered into three (3) contracts with VNET Group Limited. The first contract dated October 4, 2019, has a term of approximately seven years and six months and will expire on March 31, 2027. The second contract, dated March 9, 2025, has a term of twelve months and expired on December 31, 2025 and the third contract dated December 1, 2025 has a term of 15 months and will expire on March 31, 2027. The contract with Diyixian.com Limited (a subsidiary of VNET Group, Inc.), dated January 1, 2020, has a term of one year and expired on December 31, 2020, after which we continue to provide services to the customer without a written agreement on a periodic basis. The contract with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended, has a term of twelve months and expired on May 31, 2024, and the second contract, dated August 9, 2024, has a term of 3 months and expired on November 14, 2024, the March 28, 2025 amendment provided for an additional three-month term and expired on June 30, 2025, the July 7, 2025 amendment provided for an additional three-month term and expired on September 30, 2025, and the January 2, 2026 amendment provided for an additional three-month term and expired on March 31, 2026. There are two contracts with Teligent International Limited. The first contract dated June 1, 2023, has a term of one month and expired on June 30, 2023. The second contract dated October 1, 2024, has a term of two months and expired on November 30, 2024. We have entered into three (3) contracts with Aisly Global Inc. The first contract, originally dated January 1, 2021, as amended, has a term of 23 months and expired on November 30, 2022, the second contract, dated August 30, 2023, has a term of 8 months and expired on April 30, 2024 and the third contract, dated April 30, 2024, has a term of 5 months and expired on September 30, 2024.  We entered into two (2) contracts with DataCube Research Centre Limited. The first contract, originally dated August 27, 2021, as amended, had a term of 24 months, was originally set to expire on March 31, 2024, but said contract was terminated on September 30, 2023. The second contract, dated August 16, 2025 had a term of 8 months and expired on April 30, 2026.

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

We rely on a limited number of vendors. For the year ended June 30, 2026, one vendor, Nexsen Limited, accounted for 87.5% of the Company’s total purchases. For the year ended June 30, 2025, two vendors, (i) Nexsen Limited; and (ii) Corpotech Limited accounted for 66.2% and 16.8%, respectively, of the Company’s total purchases. For the year ended June 30, 2024, two vendors, (i) Nexsen Limited; and (ii) MDT Innovations (Labuan) Ltd. accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases. The contracts with Logic Network Limited for different services, dated November 1, 2019, May 1, 2020 and November 15, 2021 will expire or expired on March 31, 2027 (for a term of seven years and four months), December 31, 2020 (for a term of eight months) and November 14, 2022 (for a term of one year), respectively. We had five contracts with Nexsen Limited including one dated March 28, 2025 (expired on June 30, 2025); one dated January 2, 2020 (expired on December 31, 2020); one dated July 2, 2021 (expired on June 30, 2022); one dated April 1, 2022 (expired on March 31, 2024) and one dated September 25, 2023 (expired on March 31, 2024). We entered into three (3) contracts with MDT Innovation (Labuan) Ltd: one contract dated August 30, 2023, which has a term of 8 months and expired on April 30, 2024, one contract dated January 2, 2022, which has a term of 12 months and expired on December 31, 2022, and one contract dated April 30, 2024, which has a term of five months and expired on September 30, 2024. This reliance on a limited number of vendors increases our risks, since we do not currently have proven reliable alternatives or replacement vendors beyond these key vendors. If we experience a significant increase in demand of our products, or if we need to replace an existing vendor, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. Identifying and approving suitable vendors could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor would have an adverse effect on our business, financial condition and results of operations. In addition, our vendors may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins. Further, we indirectly own a 22.5% equity interest in Corpotech Limited, one of our significant vendors for the year ended June 30, 2025. While our ownership may help align interests and provide some influence over Corpotech Limited, we continue to rely on Corpotech Limited, and there can be no assurance that our ownership interest will ensure continued supply on commercially acceptable terms.

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

Our Chairman and Chief Executive Officer, Mr. Andrew, LEE Yat Lung (“Mr. Lee”), also currently serves as Chairman of the board of directors of BAO Holding Limited, a British Virgin Islands company that has submitted an application for listing on Nasdaq. Although, Mr. Lee devotes substantial time and attention to our business, his responsibilities with BAO Holding Limited and any other outside commitments may result in his time and resources being diverted from our operations. If Mr. Lee is unable to devote sufficient time to the management of our business, our operations and prospects could be adversely affected. Additionally, Mr. Lee’s involvement with another company seeking a U.S. public listing could present potential conflicts of interest, which may not always be resolved in favor of our shareholders.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders

Andrew, LEE Yat Lung (“Mr. Lee”) is currently the beneficial owner of 232,000 Class A Ordinary Shares and 464,000 Class B Ordinary Shares, or approximately 33.6% of our outstanding shares. Mr. Lee will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including our public shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Class A Ordinary Shares.

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

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Item 10 – Additional Information – E. Taxation — Hong Kong Profits Taxation” on page 94 of this Annual Report. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which may affect the market for and price of our Class A Ordinary Shares.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company”, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective to accomplish their objective at the reasonable assurance level. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This, and/or any failure to maintain effective disclosure controls and procedures, could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

As of the date of this Annual Report, our largest shareholder, Mr. Andrew, LEE Yat Lung, our Chairman and Chief Executive Officer, beneficially owns approximately 87.4% of the aggregate voting power of our outstanding ordinary shares. As a result, Mr. Lee has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Our significant shareholders (i.e., 10% or greater beneficial owners) are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. However, we may cease to qualify as a foreign private issuer in the future.

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

Mr. Andrew, LEE Yat Lung, our chairman of the board of directors and chief executive officer, beneficially owns all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 22.4% of our total issued and outstanding share capital and 85.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

We and our subsidiaries are not based in mainland China and do not have operations in mainland China. Furthermore, none of our clients and suppliers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland China. For the years ended June 30, 2026 and June 30, 2025, we generated approximately 49.5% and 39.1% of our revenues from Hong Kong, respectively. Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

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

Risks Related to Our Class A Ordinary Shares

Although the audit report included in this Annual Report is prepared by auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA (signed into law on December 29, 2022 through the signing of the “Consolidated Appropriations Act, 2023”, which amended the HFCA Act and required the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA (signed into law on December 29, 2022 through the signing of the “Consolidated Appropriations Act, 2023”, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect of cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from Accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CRSC and the Ministry of Finance of the PRC, which sets out a specific framework on conducting inspections and investigations by the PCAOB of relevant audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

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

We may issue additional securities without your approval, or conduct future sales, which would dilute your ownership interests.

In September 2026, we entered into subscription agreements (the “Subscription Agreements”) with nine investors for a private placement offering (the “2026 PIPE”). As of the date of this Annual Report, we have received an aggregate of approximately $2.4 million in gross proceeds, prior to deducting fees and expenses. We intend to file a resale registration statement on Form F-1 or Form F-3 with the SEC to register the resale of the 2026 PIPE shares. The 2026 PIPE will result in dilution of the equity interests of other existing holders of our securities who did not participate in the transaction. Further, in the future, we may issue additional Class A ordinary shares or other equity securities in connection with, among other things, acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances. The issuance of additional Class A ordinary shares or other equity securities could significantly dilute the equity interests of existing holders of our securities.

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

We are subject to a security class action, and volatility in the price of our Class A Ordinary Shares may subject us to additional securities litigation.

On March 24, 2026, a securities class action complaint was filed against us among other defendants (including various issuer-defendants, their underwriters, and certain individuals associated with the underwriters) in New York Supreme Court, on behalf of three named plaintiffs and a putative class of investors, alleging violations of U.S. federal securities laws, including Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, by the defendants. We cannot predict the outcome of this litigation. Defending against this litigation, regardless of its merit, could result in substantial costs, diversion of our management’s attention and resources, and harm to our reputation, and an unfavorable outcome could require our paying substantial damages or settlement amount. We may also become subject to additional related claims, including derivative claims and regulatory inquiries.

Further, the market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. In addition to the pending litigation described above, we may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

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

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we have elected to follow home country practice in lieu of certain Nasdaq corporate governance requirements, including Nasdaq Rules 5620, 5635 and 5640. As a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors – Risks Related to Our Class A Ordinary Shares – As a foreign private issuer, we are permitted to, and we do, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.” on page 40 of this Annual Report.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors, than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, we are permitted to, and we do, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

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

As previously reported, on October 27, 2025, we received written notice from the Nasdaq Stock Market LLC (“Nasdaq”) indicating we were not in compliance with the minimum bid price requirement of $1.00 per share under the Nasdaq Listing Rules. The October 27, 2025 notice indicated that we had 180 calendar days, or until April 27, 2026 (the “Initial Compliance Period”), to regain compliance with the minimum bid price requirement. We did not regain compliance with the minimum bid price requirement during the Initial Compliance Period. Subsequently, on April 29, 2026, we received written notice from Nasdaq advising that we had been granted an additional 180 calendar days, or until October 26, 2026 (the “Second Compliance Period”), to regain compliance with the minimum bid price requirement. If at any time during the Second Compliance Period, the closing bid price of our Class A Ordinary Shares is at least $1.00 per share for a minimum of 10 consecutive business days (or generally no more than 20 consecutive business days, if Nasdaq exercises its discretion to require our Class A Ordinary Shares maintain a bid price of at least $1.00 for a period in excess of 10 consecutive business days), Nasdaq will provide us with written confirmation that we are in compliance with the minimum bid price requirement and will close the matter.

On October 8, 2026, we effected a reverse stock split of our Class A Ordinary Shares in order to the satisfy the minimum bid price requirement. As of the date of this Annual Report, we have not received written notice from Nasdaq that we have regained compliance with the minimum bid price requirement.

Should we fail to satisfy the minimum bid price requirement and meet the continued listing requirements under the Nasdaq Listing Rules, we may be subject to delisting by Nasdaq. In the event our Class A Ordinary Shares are no longer listed for trading on the Nasdaq Capital Market, our share price may decrease and we may face significant consequences including, but not limited to:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.  However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company.” Beginning on page 91 of this Annual Report.

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

On March 27, 2026, we issued 2,400,000 Class A Ordinary Shares to third-party consultants under our 2025 Equity Incentive Plan.

On June 17, 2026, GLE Singapore was incorporated in Singapore as our indirect wholly owned subsidiary. GLE Singapore has not commenced operations. Its registered primary activity is information technology consultancy (except cybersecurity) and we intend to develop artificial intelligence-related business activities through this subsidiary. The specific scope of these business activities remains under development.

On August 5, 2026, our Board of Directors approved a 1-for-10 reverse stock split of our ordinary shares (the “Reverse Split”). On August 24, 2026, we filed our further amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in connection with the Reverse Split to provide for a maximum of 80,000,000 ordinary shares, comprising 60,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, each with a par value of $0.000625 per share. The Reverse Split became effective on October 8, 2026. Trading in our Class A ordinary shares on a split-adjusted basis commenced on Nasdaq on October 8, 2026.

Following these actions, our issued and share capital consisted of 1,606,000 Class A Ordinary Shares and 464,000 Class B Ordinary Shares.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report:

Note: The Company also holds a 22.5% equity interest in Corpotech Holdings Limited, which is not a subsidiary and therefore not included in the corporate structure chart.

Name	Background	Ownership	Principal activities
Global Engine Group Holding Limited (“GE Group”)	● A BVI company ● Incorporated on September 7, 2021	-	Investment holding
Global Engine Holdings Limited (“BVI Sub”)	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Global Engine Limited (“GEL”)	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● A BVI company ● Incorporated on May 3, 2022 ● Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Ace Vision Technology Limited (“Ace Vision”)	● A Hong Kong company ● Incorporated on October 30, 2017 ● Became an indirect subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultancy services
Global Engine (Singapore) Pte. Limited	● A Singapore company ● Incorporated on June 17, 2026	100% owned by Ace Vision Investment	Not yet operational; intended to conduct artificial intelligence-related business activities

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

See “Dividend Policy” on page 85 and “Risk Factors – Risks Related to Our Corporate Structure – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 22 for more information.

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

Mr. Andrew, LEE Yat Lung, our Chairman and Chief Executive Officer, beneficially owns 232,000 Class A Ordinary Shares and 464,000 Class B Ordinary Shares through one entity controlled by him. Additionally, pursuant to a proxy agreement dated March 13, 2025, Rosy Depot Limited, Best Digital Developments, and Cosmic Solution Group Limited (the “Proxy Shareholders”) granted Mr. Andrew, LEE Yat Lung the right to exercise all voting rights attached to their Class A Ordinary Shares (an aggregate of 352,000 Class A Ordinary Shares, or 21.9% of outstanding Class A Ordinary Shares). Consequently, Mr. Lee is able to exercise approximately 90.6% of the total voting power of our issued and outstanding share capital. As a result, we are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Lee holds more than 50% of the voting power for the election of directors.

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

Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

In addition, as a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. For a detailed description of the risks associated with our dual-class structure, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares — Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial” on page 25 of this Annual Report, and “Item 3. Key Information - D. Risk Factors - Risks Related to Our Class A Ordinary Shares — Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.” on page 25 of this Annual Report.

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

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50% of our issued and outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	securities of foreign private issuers are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

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

For the year ended June 30, 2026, we generated revenues of approximately HKD22.0 ($2.8 million), a decrease of approximately HKD1.1 million ($139,797) from the approximately HKD23.1 million of revenues generated for the year ended June 30, 2025. For the year ended June 30, 2026, we had a net loss of approximately HKD16.0 million ($2.0 million), an increase of loss of approximately HKD10.2 million ($1.3 million) from the approximately HKD5.8 million net loss for the year ended June 30, 2025. For the year ended June 30, 2025, we generated revenues of approximately HKD23.1 million, a decrease of approximately HKD26.4 million from the approximately HKD49.5 million of revenues generated for the year ended June 30, 2024. For the year ended June 30, 2025, we had a net loss of approximately HKD5.8 million, a decrease of approximately HKD8.4 million from the approximately HKD2.6 million net income for the year ended June 30, 2024.

For the year ended June 30, 2026, we generated approximately 50.5% of our revenues from Malaysia and 49.5% from Hong Kong.

Industry Overview

Our target customer groups include: (1) telecom operators; (2) data center and cloud computing services providers; and (3) IoT solutions providers, resellers, and users.

For telecom operators, we specially target the clients that are small to medium-sized operators seeking growth and expansion in Hong Kong and the South East Asian market. Hong Kong is among the most advanced telecommunications markets of the world with one of the highest local mobile and fixed broadband penetration rates. As of March 2025, 5G network coverage in Hong Kong reached all populated areas. With around 8.8 million 5G subscribers, representing over 116% of the population. Hong Kong’s fixed-broadband network has achieved over 97% household penetration rate, among which 87% of households enjoyed high-speed broadband services via optical fibre. Over 71% of households were using high-speed broadband services at speeds of 1 Gbps or above. (Source: P.6 and P.8, “OFCA Trading Fund Report 2024/25,” Hong Kong Office of Communications Authority, September 2025.)

For data center and cloud computing services providers, we offer them business planning, development, technical and operations consulting programs. The global cloud managed services market size was USD146.5 billion in 2025 and is projected to reach USD326.6 billion by 2033, exhibiting a CAGR of 10.7% from 2026 to 2033. (Source: “Cloud Managed Services Market (2026 - 2033) – Size, Share & Trends Analysis Report By Service Type (Business Services, Network Services), By Cloud Deployment (Public, Private), By End-user, By Verticals (BFSI, Healthcare), By Region, And Segment Forecasts”, Grand View Research, June 2026). The South East Asia cloud computing market size was USD21.78 billion in 2025 and is projected to reach USD48.74 billion by 2031, at a CAGR of 14.35% from 2026 to 2031 (Source: “ASEAN Cloud Computing Market Size & Share Analysis – Growth Trends and Forecast (2026-2031)”, Mordor Intelligence, January 2026).

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

The following are key trends we believe are impacting the ICT market in the Hong Kong and South East Asia markets:

●	Increasing acceleration of migration to the cloud. We expect the cloud adoption not just as a technological shift, but also as an operating model as companies recognize the limitations of their current environments and struggle with the impact of the pandemic on their businesses today. We expect this shift to be dramatic and compress the adoption curve from decades to just a few years as a result. The most immediate impact we believe is the massive shift to remote working as millions of companies globally are transitioning to this new stay-at-home reality.

●	Multi-cloud strategy. Over the past several years, cloud architectures and cloud-enabled frameworks, whether public, private, or hybrid, have become the core foundation of modern ICT. In order to take advantage of this trend, we focus on assisting our customers in assessing, defining, deploying, and managing private and hybrid clouds that align with their business needs. This strategy leverages our strength in deploying private clouds, while also incorporating elements of the public cloud. By assessing our clients’ applications, workloads, business requirements, etc., we deploy solutions that leverage the best available technology platforms and consumption models. For example, we may build a private cloud solution to host mission critical applications, while utilizing a public cloud solution for development, collaboration, or disaster recovery. Our cloud strategy is tightly aligned with all our key strategic initiatives, including security, and digital workspace.

●	Need for third-party services. We believe that customers are becoming increasingly reliant upon third-party service providers, such as us, to manage significant aspects of their technical environment, from design, implementation, pre- and post-sales support, to maintenance, engineering, cloud management, security operations, and other services.

●	Reduction in the number of ICT solutions providers. Our view is that customers are seeking to reduce the number of solutions providers with whom they do business to improve supply chain and internal efficiencies, enhance accountability, improve supplier management practices, and reduce costs. As a result, customers are looking to find ICT solutions providers that can provide a whole suite of solutions for their ICT needs.

●	Lack of sufficient internal ICT resources at mid-sized and large enterprises, and scarcity of ICT personnel in certain high-demand disciplines. We believe that ICT departments at small, mid-sized, and large enterprises are facing pressure to deliver emerging technologies and business outcomes but lack the properly trained staff and the ability to hire personnel with high in-demand disciplines such as security and data analytics. At the same time the prevalence of security threats; increased use of cloud computing, software-defined networking, new architectures, and rapid software development frameworks; the proliferation of mobile devices and bring-your-own-device (BYOD) policies; and complexity of multi-vendor solutions, have made it difficult for these departments to implement high-quality ICT solutions.

●	Disruptive technologies are creating complexity and challenges for customers and vendors. The rapid evolution of disruptive technologies, and the speed by which they impact an organization’s technology platforms, has made it difficult for customers to effectively design, procure, implement and manage their own ICT systems. Moreover, increased budget pressures, fewer internal resources, a fragmented vendor landscape and fast time-to-value expectations make it challenging for customers to design, implement and manage secure, efficient and cost-effective ICT environments. Customers are increasingly turning to ICT solution providers to implement complex service offerings, including cloud computing, converged and hyper-converged infrastructures, big data analytics, and flash storage.

●	Increasing sophistication and incidences of IT security breaches and cyber-attacks. Over the last several years, cyber-attacks have become more sophisticated, numerous, and pervasive. Organizations are finding it increasingly difficult to effectively safeguard their confidential and personal information from a constant stream of advanced threats, both internal and external. Moreover, cyber-threats have shifted from uncoordinated individual efforts to highly coordinated and well-funded attacks by criminal organizations and nation-state actors. For most organizations, it is no longer a matter of if a cyber-attack will occur; the question is when and what impact it will have on the organization. We believe our customers are focused on all aspects of cyber security, including information and physical security, intellectual property, and compliance requirements related to industry and government regulations. To meet current and future security threats, enterprises must implement security controls and technology solutions that leverage integrated services and products to help monitor, mitigate, and remediate security threats and attacks.

●	Customer ICT decision-making is shifting from ICT departments to line-of-business personnel. As ICT consumption shifts from legacy, on-premise infrastructure to agile “on-demand” and “as-a-service” solutions, customer procurement decisions are shifting from traditional ICT personnel to lines-of-business personnel, which is changing the customer engagement model and types of consultative services required to fulfill customer needs. In addition, many of the services create recurring revenue streams paid over time, rather than upfront revenue.

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

Recruit, Retain, and Develop Employees

Our success depends on our ability to attract, retain and develop a skilled workforce to support our business operations and growth strategy. As of the date of this Annual Report, we employ a team of 5 full-time employees. We expanded our workforce following the completion of our initial public offering in September 2024 and intend to continue to hire additional experienced staff, including administrative, executive and accounting personnel, with solid industry backgrounds that can support the operation of our multiple lines of business.

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

Employees

As of June 30, 2026, we had 5 full-time employees.

No employees are represented by a labor union, and we believe that we have good relations with our employees.

Facilities

Our principal executive office is located at Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong. GEL leased an aggregate of 1,414 square feet of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for one year, from June 4, 2026 until June 3, 2027. We cannot terminate the lease early during this one-year lease period. Pursuant to the lease agreement, either party may renew the lease for an additional one-year term, from June 4, 2027 to June 3, 2028, with at least 30-day prior written notice to the other party.

The operating lease expenses amounted to HKD420,500 (US$53,622) and HKD420,000 for the years ended June 30, 2026 and 2025, respectively.

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2026 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2027	$390,500	$49,796

We believe our facilities are sufficient for our business operations.

Legal Proceedings

On March 24, 2026, a securities class action complaint was filed against us among other defendants (including various issuer-defendants, their underwriters, and certain individuals associated with the underwriters) in New York Supreme Court (Index No. 153671/2026), on behalf of three named plaintiffs and a putative class of investors, alleging violations of U.S. federal securities laws, including Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, by the defendants. At this stage, we are unable to predict the outcome of this matter or reasonably estimate the possible loss, if any, and no liability has been recorded in our consolidated financial statements as of June 30, 2026.

Other than the foregoing, we are not currently a party to any other legal proceedings or investigations which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Furthermore, we may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. For the year ended June 30, 2026, the conversion from HKD into US$ are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.842 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026.

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

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background		Ownership	Principal activities
Global Engine Holdings Limited	● ●	A BVI company Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Ace Vision Technology Investment Limited (“Ace Vision Investment”)	● ● ●	A BVI company Incorporated on May 3, 2022 Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Global Engine Limited	● ●	A Hong Kong company Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Limited	● ● ●	A Hong Kong company Incorporated on October 30, 2017 Became an indirect subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultation services
Global Engine (Singapore) Pte. Limited	● ●	A Singapore company Incorporated on June 17, 2026	100% owned by Ace Vision Investment	Not yet operational; intended to conduct artificial intelligence-related business activities

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

●	We may fail to innovate or create new solutions which align with changing market and customer demand.

●	Our business may face risks of clients’ default on payment.

●	We may not manage our growth effectively, and our profitability may suffer.

●	Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

●	Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

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

Impairment Assessment on Long-term Investment

We continually review our long-term investment to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

●	the severity and length of time that the fair value of the investment is below its carrying value;

●	the stage of development, the business plan, the financial condition, the sufficiency of funding, the operating performance and the prospects of the investee companies;

●	the geographic region, market and industry in which the investee companies operate; and

●	other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

The key assumptions used in the cash flow projections for the fair value calculations, namely revenue growth ranging from 12.6% to 109.8%, following the business plan prepared by management after considering both internal and external factors relating to our operation. Management has leveraged their experiences in the industries and provided forecast based on our past performance and their anticipation of future business and market developments. The long-term growth rate of 3% is consistent with the approximate long-term average consumer price index growth rate of the region and the discount rate of 10.9% reflects specific risks relating to the relevant businesses. If the revenue growth decreased by 1%, the estimated fair value of the investment would decrease by HKD179,720 (US$22,918). If the discount rate increased by 1%, the estimated fair value of the investment would decrease by HKD1,670,570 (US$213,029).

For the year ended June 30, 2026, we concluded that the carrying value of the long-term investment exceeded the fair values and recorded impairment losses of HKD2,992,995 (US$381,662).

Impairment of goodwill

Goodwill is not amortized. We perform either a qualitative or quantitative assessment to review goodwill for impairment on an annual basis. This assessment is performed at each year end, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, both of which would indicate that impairment may have occurred.

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

During the year ended June 30, 2025 and 2026, management monitored the actual performance of the business and conducted goodwill impairment test. The key assumptions used in the cash flow projections for the value-in-use calculations, namely gross margin ratio ranging from 23.9% to 27.4%, are determined by considering both internal and external factors relating to operation of cash-generating units (“CGU”); the long-term growth rate of 3% is consistent with the approximate long-term average consumer price index growth rate of the region and the discount rate of 10.9% reflects specific risks relating to the relevant businesses. The revenue growth rates follow the business plan approved by the management. Management leveraged their experiences in the industries and provided forecast based on our past performance and their anticipation of future business and market developments. If the revenue growth decreased by 1%, the value-in-use would decrease by HKD2,531,276 (US$322,785). If the discount rate increased by 1%, the value-in-use would decrease by HKD6,894,333 (US$879,155).

We concluded that the estimated fair value exceeded the carrying amount, no impairment was indicated.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended June 30,
	2024		2025		2026
Revenues	HKD	% of Revenue	HKD	% of Revenue	HKD	US$	% of Revenue
Cloud services and data center managed services
Third parties’ revenue	$39,604,258	80.1%	$14,388,087	62.3%	$15,444,127	$1,969,411	70.2%
Related parties’ revenue	1,800,000	3.6%	-	0.0%	2,040,000	260,138	9.3%
Telecommunication, consultancy and related services - Third parties’ revenue	8,046,176	16.3%	8,693,007	37.7%	4,500,676	573,920	20.5%
Total revenues	49,450,434	100.0%	23,081,094	100.0%	21,984,803	2,803,469	100.0%
Cost of revenues
Third parties’ cost of revenues	40,980,168	82.9%	18,306,259	79.3%	18,633,695	2,376,141	84.8%
Related parties’ cost of revenues	1,140,000	2.3%	1,133,500	4.9%	429,000	54,705	1.9%
Total cost of revenues	42,120,168	85.2%	19,439,759	84.2%	19,062,695	2,430,846	86.7%
Gross profit	7,330,266	14.8%	3,641,335	15.8%	2,922,108	372,623	13.3%
Operating expenses
General and administrative expenses	4,480,135	9.1%	10,749,795	46.6%	15,647,389	1,995,331	71.2%
Total operating expenses	4,480,135	9.1%	10,749,795	46.6%	15,647,389	1,995,331	71.2%
Income (loss) from operations	2,850,131	5.7%	(7,108,460)	(30.8)%	(12,725,281)	(1,622,708)	(57.9)%
Interest expense	(10,367)	0.0%	(1,846)	0.0%	-	-	-
Other income	52,807	0.1%	599,134	2.6%	495,957	63,244	2.3%
Equity in loss of unconsolidated investees	-	0.0%	(111,379)	(0.5)%	(3,025,521)	(385,810)	(13.8)%
Income (loss) before income taxes	2,892,571	5.8%	(6,622,551)	(28.7)%	(15,254,845)	(1,945,274)	(69.4)%
Income tax expense (credit)	297,067	0.6%	(784,296)	3.4%	741,068	94,500	(3.4)%
Net income (loss)	$2,595,504	5.2%	$(5,838,255)	(25.3)%	$(15,995,913)	$(2,039,774)	(72.8)%

Year ended June 30, 2026 compared to year ended June 30, 2025

Revenues

For the years ended June 30, 2026 and 2025, the Company generated its revenues through two revenue streams by the Hong Kong Operating Subsidiaries: (i) cloud services and data center managed services and (ii) telecommunication, consultancy and related services.

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by service lines for the years ended June 30, 2026 and 2025:

	For the years ended June 30,
	2025	2026	2026	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Cloud services and data center managed services	$14,388,087	$17,484,127	$2,229,549	$3,096,040	21.5%
Telecommunication, consultancy and related services	8,693,007	4,500,676	573,920	(4,192,331)	(48.2)%
Total revenues	$23,081,094	$21,984,803	$2,803,469	$(1,096,291)	(4.7)%

The following table presented Hong Kong Operating Subsidiaries’ revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2026 and 2025:

	For the years ended June 30,
	2025	2026	2026	Change	Change
	HKD	HKD	US$	HKD	%
Services transferred over time	$23,081,094	$21,984,803	$2,803,469	$(1,096,291)	(4.7)%

Revenue decreased by HKD1.1 million, or 4.7%, to HKD22.0 million (US$2.8 million) for the year ended June 30, 2026 compared to HKD23.1 million for the year ended June 30, 2025. The decrease was primarily due to the decrease in revenue form telecommunication, consultancy and related services during the year, driven by a decline in number of consultancy projects in Hong Kong and partially offset by the increase in cloud services and data center managed services as a result of increase in revenue from Malaysia.

Cost of revenues

Cost of revenues included cost of consultants or subcontractors assigned to revenue-generating activities, employee compensation and other third-party costs directly attributable to our revenue-generating activities. For the year ended June 30, 2026, cost of revenues was HKD19.1 million (US$2.4 million), decreased by HKD0.4 million from HKD19.4 million for the year ended June 30, 2025. The decrease was due to the decrease in subcontracting expenses as a result of the decrease in number of projects.

Gross profit

As a result of the foregoing, gross profit for the year ended June 30, 2026 was HKD2.9 million (US$0.4 million), a decrease of 19.8% from HKD3.6 million for the year ended June 30, 2025. The gross profit margin for the year ended June 30, 2026 was 13.3%, compared to 15.8% for the year ended June 30, 2025. The decrease in profit margin was due to lower revenue contributions from telecommunication, consultancy, and related services, which carried higher profit margins.

General and administrative expenses

General and administrative expenses consisted primarily of IT expenses, depreciation, amortization, legal and professional fees, accounting fee, director’s fee, salaries and employee benefits, provision for expected credit losses and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended June 30,
	2025	2026	2026	Change
	HKD	HKD	US$	HKD
Depreciation of property and equipment	$530,221	$622,816	$79,421	$92,595
Amortization of intangible assets	651,002	1,868,004	238,205	1,217,002
Motor car expenses	65,580	69,180	8,822	3,600
Operating lease cost	420,000	420,500	53,621	500
IT Expenses	648,321	627,807	80,057	(20,514)
Accounting Fee	25,000	-	-	(25,000)
Directors’ Fee	450,268	520,800	66,412	70,532
Salaries and employee benefits	3,073,924	4,039,650	515,130	965,726
Legal and professional fees	3,949,328	2,703,260	344,715	(1,246,068)
Insurance	64,014	75,880	9,676	11,866
Company secretarial expenses	97,646	120,931	15,421	23,285
Travelling expenses	89,182	2,934	374	(86,248)
Consultancy fee	-	3,590,810	457,895	3,590,810
Provision for expected credit losses	501,059	666,851	85,036	165,792
Others	184,250	317,966	40,546	133,716
Total	$10,749,795	$15,647,389	$1,995,331	$4,897,594

General and administrative expenses increased by HKD4.9 million from HKD10.7 million for the year ended June 30, 2025 to HKD15.6 million (US$1,995,331) for the year ended June 30, 2026. The increase was primarily attributable to higher consultancy fees, which included share-based compensation to consultants of HKD3.6 million (US$457,895) for services rendered on certain projects during the year, as well as the increase in amortization of intangible assets of HKD1,217,002 (US$155,190) as a result of the increase in intangible assets during the year ended June 30, 2025 which was fully captured, on an annual fiscal year basis.

Others

Other expenses mainly included bank charges, transportation costs, consultancy fee, government licensing fee, entertainment expenses and sundry expenses.

Allowance for credit losses

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC Topic 326 “Credit Losses” and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the consolidated statements of operations. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information.

The table below sets forth the aging analysis of the Company’s gross accounts receivable at the end of each period:

	0-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
June 30, 2026 (US$)	$763,922	$637,831	$407,758	$201,458	$399,331	$2,410,300
June 30, 2026 (HKD)	5,990,674	5,001,872	3,197,640	1,579,835	3,131,557	18,901,578
June 30, 2025 (HKD)	1,172,360	25,000	7,620,047	825,774	275,000	9,918,181
Change (HKD)	$4,818,314	$4,976,872	$(4,422,407)	$754,061	$2,856,557	$8,983,397

The table below sets forth the subsequent settlements as of September 30, 2026 related to Company’s accounts receivable as of June 30, 2026:

Year Ended June 30,	0-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2026 (USD)	$134,379	$49,778	$49,609	$149,785	$259,341	$642,892
2026 (HKD)	1,053,800	390,357	389,033	1,174,618	2,033,758	5,041,566

The table below sets forth the accounts receivable balance net of subsequent settlements:

	0-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
June 30, 2026 (USD)	$629,543	$588,053	$358,149	$51,673	$139,990	$1,767,408
June 30, 2026 (HKD)	4,936,874	4,611,515	2,808,607	405,217	1,097,799	13,860,012

For the years ended June 30, 2026 and 2025, the Company provided provision for expected credit losses of HKD666,851 (US$85,036) and HKD501,059, respectively. As of June 30, 2026 and 2025, provision for credit losses were HKD1,267,685 (US$161,653) and HKD600,834, respectively.

Interest expense

Interest expense represented the bank overdraft interest. For the years ended June 30, 2026 and 2025, its interest expense was HKDNil and HKD1,846, respectively.

Other income

Other income was primarily comprised of bank interest income and net exchange gain. For the year ended June 30, 2026, we recognized interest income of HKD491,623 (US$62,691) and net exchange gain of HKD4,334 (US$553). For the year ended June 30, 2025, we recognized interest income of HKD453,546 and net exchange gain of HKD145,588.

Equity in loss of unconsolidated investees

Equity in loss of unconsolidated investees represented the share of result of our 22.5% equity interest in Corpotech Holdings Limited. For the year ended June 30, 2026 and 2025, we recognized loss of HKD32,526 (US$4,148) and HKD111,379, respectively. For the year ended June 30, 2026, an impairment loss of HKD2,992,995 (US$381,662) was recognized.

Income tax expense (credit)

For the year ended June 30, 2026, income tax expense was HKD741,068 (US$94,500), as compared to an income tax credit of HKD784,296 for the year ended June 30, 2025. The income tax expense for the year ended June 30, 2026 was mainly attributable to deferred tax expense of HKD728,286 (US$92,870), representing the reversal of the net deferred tax assets recognized as of June 30, 2025, as management provided a full valuation allowance of HKD1,666,694 (US$212,534) against the net deferred tax assets as of June 30, 2026. The income tax credit for the year ended June 30, 2025 was due to the deferred tax recognized for the net operating loss.

Net loss

As a result of the foregoing, the Company’s net loss increased by approximately HKD10.2 million to HKD15,995,913 (US$2,039,774) for the year ended June 30, 2026 compared to the net loss of HKD5,838,255 for the year ended June 30, 2025.

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

	For the years ended June 30,
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

	For the years ended June 30,
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

	For the years ended June 30,
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

Others

Other expenses mainly included bank charges, transportation costs, consultancy fee, government licensing fee, entertainment expenses and sundry expenses.

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

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of Hong Kong Operating Subsidiaries. As of June 30, 2026 and 2025, its cash balance was HKD18,905,533 (US$2,410,805) and HKD25,217,011, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the years ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Net cash (used in) provided by operating activities	$1,810	$(9,204,049)	$(14,795,232)	$(1,886,665)
Net cash used in investing activities	-	(37,854,671)	(409,037)	(52,160)
Net cash provided by financing activities	$2,159,379	$63,869,438	$8,892,791	$1,133,995

Cash (used in) provided by operating activities:

For the year ended June 30, 2026, net cash used in operating activities of HKD14,795,232 (US$1,886,665) primarily resulted from the net loss of HKD15,995,913 (US$2,039,774) as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD622,816 (US$79,421), amortization of intangible assets of HKD1,868,004 (US$238,205), provision for expected credit losses of HKD666,851 (US$85,036), share-based compensation expense of HKD3,545,810 (US$452,156), deferred tax of HKD728,286 (US$92,870), impairment of long-term investments of HKD2,992,995 (US$351,662) and equity in loss of unconsolidated investees of HKD32,526 (US$4,148). Change in operating activities mainly consisted of increase in accounts receivable of HKD8,983,397 (US$1,145,549), increase in prepayment, deposits and other receivables of HKD1,022,495 (US$130,387), decrease in accrued expenses and other payables of HKD337,513 (US$43,039), and partially offset by increase in accounts payables of HKD898,500 (US$114,575) and increase in contract liabilities of HKD207,793 (US$26,497).

For the year ended June 30, 2025, net cash used in operating activities of HKD9,204,049 was primarily resulted from the net loss of HKD5,838,255 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of HKD530,221, amortization of intangible assets of HKD651,002, provision for expected credit losses of HKD501,059, deferred tax of HKD728,286 and equity in loss of unconsolidated investees of HKD111,379. Change in operating activities included increase in prepayment, deposits and other receivables of HKD622,946, increase in prepaid tax of HKD113,855, decrease in account payables of HKD12,766,817 and partially offset by decrease in accounts receivable of HKD7,412,181, increase in tax payables of HKD3,166, increase in accrued expenses and other payables of HKD1,127,713, increase in contract liabilities of HKD518,294 and increase in employee benefits of HKD11,095.

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

Cash used in investing activities:

For the year ended June 30, 2026, net cash used in investing activities was HKD409,037 (US$52,160) for purchases of items of property and equipment.

For the year ended June 30, 2025, net cash used in investing activities was HKD37,854,671 consisted of purchases of items of property and equipment of HKD1,325,139, purchases of intangible assets of HKD12,940,000, payments for acquisition of long-term investments of HKD17,467,088 and payments for acquisition of subsidiaries of HKD6,122,444.

Cash provided by financing activities:

For the year ended June 30, 2026, net cash from financing activities of HKD8,892,791 (US$1,133,995) consisted of collection of payment on behalf of a customer of HKD8,895,500 (US$1,134,340). The Company has held the amount for a prolonged period and is deemed as a loan in nature. The amount is offset by repayment of amount with related parties of HKD2,709 (US$345).

For the year ended June 30, 2025, net cash from financing activities of HKD63,869,438 consisted of net proceeds received upon completion of the initial public offering of HKD71,472,020 and collection of payment on behalf of a customer of HKD3,360,000, offset by payments of IPO costs of HKD10,896,313, repayment of amount with related parties of HKD27,013 and repayment of amount due to a director of HKD39,256.

For the year ended June 30, 2024, net cash provided by financing activities of HKD2,159,379 consisted of decrease in balance with related parties of HKD16,201, proceed of amount due to a director of HKD7,140, collection of payment on behalf of a customer of HKD3,530,000 and payments for deferred IPO costs of HKD1,361,560.

The following table set forth a summary of the Company’s working capital as of June 30, 2026 and 2025:

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Current assets	$35,785,114	$42,358,488	$5,401,490
Current liabilities	10,416,550	20,059,738	2,557,987
Working capital	$25,368,564	$22,298,750	$2,843,503

Current assets as of June 30, 2026 was HKD42,358,488 (US$5,401,490). Out of this balance, the Company had cash in an amount of HKD18,905,533 (US$2,410,805). The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD17,633,893 (US$2,248,647), prepayment, deposits and other receivables of HKD5,537,008 (US$706,071) and prepaid tax of HKD282,054 (US$35,967).

Current liabilities as of June 30, 2026 was HKD20,059,738 (US$2,557,987). This amount was composed of account payables of HKD1,000,000 (US$127,518), accrued expenses and other payables of HKD16,587,700 (US$2,115,238), amount due to a director of HKD335 (US$43), tax payables of HKD6,486 (US$827) and contract liabilities of HKD2,465,217 (US$314,361).

Current assets as of June 30, 2025 was HKD35,785,114. Out of this balance, the Company had cash in an amount of HKD25,217,011 of which approximately HKD5,562,513 was denominated in Hong Kong Dollar and approximately HKD19,654,498 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included accounts receivable, net of HKD9,317,347, prepayment, deposits and other receivables of HKD968,702 and prepaid tax of HKD282,054.

Current liabilities as of June 30, 2025 was HKD10,416,550. This amount was composed of account payables of HKD101,500, accrued expenses and other payables of HKD8,029,713, amount due to a director of HKD335, amount due to a related party of HKD2,709, tax payables of HKD24,869 and contract liabilities of HKD2,257,424.

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

Name	Age	Position(s)
Andrew, LEE Yat Lung	57	Chief Executive Officer, Chairman and Director
SUNG Pui Hei	41	Chief Financial Officer and Director
CHAN Kin Wah	55	Independent Director
HUNG Man Ching	54	Independent Director
CHEUNG Chi Hung	60	Independent Director

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

CHAN Kin Wah, Independent Director. Mr. Chan has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Chan currently serves as a director in CTF Services Limited, a main board listed company in Hong Kong (stock code: 659) and a director of certain subsidiaries of its group. Mr. Chan is primarily responsible for various businesses in its group including logistics facilities, retail business and healthcare services. Before joining the listed public company, Mr. Chan worked in several major corporations in Hong Kong including Hutchison Global Communications Limited, a telecom conglomerate, Modern Terminals Limited, a container terminal operator and Kowloon-Canton Railway Corporation, a railway operator. Mr. Chan has extensive experience in accounting, corporate governance, finance and project management, project development, investment, and merger and acquisition activities. Mr. Chan obtained his Bachelor of Commerce degree, majoring in accountancy, from the University of Wollongong in Australia. He was admitted as a fellow member of the Hong Kong Society of Accountants (now known as HKICPA) and the Australian Society of Certified Practicing Accountants (now known as CPA Australia).

HUNG Man Ching, Independent Director.  Mr. Hung has served as an independent non-executive Director of the Company since September 16, 2024. Mr. Hung has over 20 years of experience in the information technology and software development spaces. Mr. Hung currently serves as the Chief Executive Officer of Crossover International Co. Ltd., a company engaged in information technology consulting, business consulting, due diligence, advisory for tech start-up, software development, web and apps development, event management and training, and has served in such capacity since August 2002. In addition, Mr. Hung has been serving as Charter President of the Rotary Club of Peninsula East, Ltd., a non-profit organization since April 2019. From September 1994 to April 1997, Mr. Hung was employed as an IT consultant with HSBC Asset Management, a global asset management company. From May 1997 to October 1998, Mr. Hung was employed as a system analyst with Wilco International, a software development company, in its London, U.K. office working in the settlement system division. From November 1998 to November 2001, Mr. Hung worked as a Senior Consultant with HSBC Asset Management, in its Hong Kong office. From December 2001 to August 2002, Mr. Hung worked as a project manager with UBS Private Bank, a private banking financial institution, in its Hong Kong office. Mr. Hung obtained a Bachelor of Science degree with a major in computer science from The University of Hong Kong in 1994. Mr. Hung obtained Master of Business Administration and Master of Science in Information Systems Management degrees from the Hong Kong University of Science & Technology in 2001. Mr. Hung currently serves as a part-time lecturer at Technological and Higher Education Institute of Hong Kong and The Chinese University of Hong Kong.

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

B. Compensation

Compensation of Executive Officers

For the year ended June 30, 2026, we paid an aggregate of HKD2,796,000 (US$356,542)  in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Compensation of Directors

For the fiscal year ended June 30, 2026, we paid an aggregate of HKD3,076,800 (US$392,349) in cash to our directors.

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

The Plan reserves an aggregate maximum number of 800,000 Class A Ordinary Shares (8,000,000 Class A Ordinary Shares before giving effect to the 1-for-10 reverse stock split that became effective on October 8, 2026) for issuance pursuant to awards granted during the term of the Plan, which expires on the tenth anniversary of the Effective Date.

On March 27, 2026, we issued 240,000 Class A Ordinary Shares (2,400,000 Class A Ordinary Shares before giving effect to the reverse stock split) to third-party consultants under the Plan. As of June 2026, awards covering 240,000 Class A Ordinary Shares were outstanding and an aggregate of 560,000 Class A Ordinary Shares (5,600,000 Class A Ordinary Shares before giving effect to the reverse stock split) remained available for issuance under the Plan during its term.

Except as described above, as of the date of this Annual Report, no additional awards have been granted under the Plan.

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

Insider Participation Concerning Executive Compensation

Our Compensation Committee, which consists of CHAN Kin Wah, HUNG Man Ching, and CHEUNG Chi Hung, each of whom is an independent director, review and approves our executive officer compensation. None of the members of our Compensation Committee is, or has been, an executive officer or employee of the Company.

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

Board Diversity Matrix (As of June 30, 2026)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of the date of this Annual Report, we have a total of 5 full-time employees.

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

The percentage of beneficial ownership owned is based on 1,606,000 Class A Ordinary Shares and 464,000 Class B Ordinary Shares outstanding as of the date of this Annual Report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this Annual Report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this Annual Report, the Company had 9 shareholders of record (including Cede & Co., the nominee of the Depository Trust Company, holding 782,000 Class A Ordinary Shares, representing approximately 48.7% of our outstanding Class A Ordinary Shares).

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Total Voting
	Number	Percent	Number	Percent	Power*
Directors and Executive Officers(1):
Andrew, LEE Yat Lung (2)	232,000	14.4%	464,000	100.0%	90.6%
SUNG Pui Hei (3)	96,000	6.0%	-	-	-
CHAN Kin Wah	-	-	-	-	-
HUNG Man Ching	-	-	-	-	-
CHEUNG Chi Hung	-	-	-	-	-
All directors and executive officers as a group	328,000	20.4%	464,000	100.0%	90.6%

5% Principal Shareholders:
Valuable Fortune Limited (2)	232,000	14.4%	-	-	90.6%
Cosmic Solution Group Limited (3)(6)	96,000	6.0%	-	-	0.0%
Rosy Depot Limited (4)(6)	160,000	10.0%	-	-	0.0%
Best Digital Developments Limited (5)(6)	96,000	6.0%	-	-	0.0%
Chan Chun Ying (5)(7)	156,000	9.7%	-	-	0.6%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our Second Amended Memorandum and Articles of Association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of the Company, and holders of Class B Ordinary Shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of the Company.

(1)	Unless otherwise indicated, the business address of each of the individuals is Room C, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(2)	Includes 232,000 Class A Ordinary Shares and 464,000 Class B ordinary shares owned through Valuable Fortune Limited, a BVI company of which Mr. Lee is the sole owner and a director. Mr. Lee has the voting, dispositive or investment powers over such Class A Ordinary Shares and Class B ordinary shares. In addition, pursuant to a proxy agreement dated March 13, 2025, Rosy Depot Limited, Best Digital Developments, and Cosmic Solution Group Limited (the “Proxy Shareholders”) granted Mr. Andrew, LEE Yat Lung the right to exercise all voting rights attached to their Class A Ordinary Shares. Under the proxy agreement, the proxy may not be terminated by either party for a period of 24 months after March 13, 2025, except for cause. Thereafter, the proxy may be terminated by either party, with or without cause, upon 60 days’ prior written notice. The address of Valuable Fortune Limited is Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(3)	Includes 96,000 Class A Ordinary Shares owned through Cosmic Solution Group Limited, a BVI company of which Mr. Sung is the sole owner and a director. Mr. Sung has the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Cosmic Solution Group Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Rosy Depot Limited (“Rosy Depot”) is a BVI company which is wholly-owned by Ms. SIN Ka Ka (“Ms. Sin”). Ms. Sin is deemed to have the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Rosy Depot is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Best Digital Developments Limited (“Best Digital”) is a BVI company, of which Mr. CHAN Chun Ying (“Mr. Chan”) is the sole owner and a director. Mr. Chan has the voting, dispositive or investment powers over such Class A Ordinary Shares. The address of Best Digital is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	While these shareholders retain economic ownership of their Class A Ordinary Shares, their voting rights are exercised by Mr. Lee pursuant to a March, 13, 2025 proxy agreement. Accordingly, their total voting power percentage is shown as 0.0% as of the date of this Annual Report, while the proxy remains in effect.

(7)	Includes (i) 96,000 Class A Ordinary Shares owned through Best Digital, of which Mr. Chan is the sole owner and a director and over which he has sole dispositive or investment powers, and (ii) 60,000 Class A Ordinary Shares held by Mr. Chan individually, over which he has sole voting and dispositive or investment powers.

On March 13, 2025, Mr. Andrew, LEE Yat Lung, the Chief Executive Officer, Chairman, and director of Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”), and sole director and shareholder of Valuable Fortune Limited, a Company shareholder, entered into a proxy agreement by and among Mr. Lee, Rosy Depot Limited, Best Digital Developments Limited, and Cosmic Solution Group Limited, three shareholders of the Company who collectively hold 21.9% of outstanding Class A Ordinary Shares of the Company (together the “Proxy Shareholders”).

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

On August 5, 2026, our Board of Directors approved a 1-for-10 reverse stock split of our ordinary shares (the “Reverse Split”). On August 24, 2026, we filed our further amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in connection with the Reverse Split to provide for a maximum of 80,000,000 ordinary shares, comprising 60,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, each with a par value of $0.000625 per share. The market effective date of the Reverse Split was October 8, 2026, which was the first day when the Company’s Class A ordinary shares began trading on a split-adjusted basis. No fractional ordinary shares were issued to any shareholders in connection with the Reverse Split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Split. The share numbers in this Annual Report are all presented on a post-split basis unless otherwise noted.

As of the date of this Annual Report, there were 9 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Related Party Transactions

For the year ended June 30, 2026 and 2025, the Company received IT services for server rental from Corpotech Limited (“Corpotech”) which amounted to HKD320,000 (US$40,806) and HKD240,000, respectively. For the year ended June 30, 2024, we did not receive IT services for server rental from Corpotech. The Company indirectly owns 22.5% of Corpotech, which we acquired on December 30, 2024.

For the year ended June 30, 2026, the revenue generated from DataCube Research Centre Limited, a subsidiary of CITD, amounted to HKD2,040,000 (US$260,138). For the year ended June 30, 2025, no revenue was generated from DataCube Research Centre Limited, a subsidiary of CITD. For the year ended June 30, 2024, the Company generated revenue from DataCube Research Centre Limited amounting to HKD1,800,000.

For the year ended June 30, 2026, the Company received services from Logic Network Limited, a subsidiary of CITD, and reflected in cost of revenue amounted to HKD429,000 (US$54,705). For the year ended June 30, 2025, the Company received services from Logic Network Limited and reflected in cost of revenue, which amounted to HKD1,133,500. For the year ended June 30, 2024, the Group received services from Logic Network Limited and reflected in cost of revenue amounting to HKD1,140,000. On December 31, 2025, CITD completed the sale of its entire interest in Rosy Depot Limited, which holds 160,000 Class A Ordinary Shares of the Company. As a result, CITD was not considered as the Company’s related party following the sale.

The following is a summary of related party’s balances as of June 30, 2026, 2025 and 2024:

Mr. Lee, Yat Lung Andrew (“Mr. Lee”), a director and Chief Executive Officer of the Company.

As of June 30, 2026, the Company had no related party balances.

As of June 30, 2025, the Company has account payable of HKD71,500 with Logic Network Limited.

As of June 30, 2024, the Company had no related party balances.

Amount due to a related party

			As of June 30,
Name of related party	Relationship	Nature of transactions	2024	2025	2026
			HKD	HKD	HKD	US$
Boxasone Limited (“BAO”)	Mr. Lee is a sole director and shareholder	BAO provides management services (human resources and consultation) to the Company. BAO is also reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$2,422	$2,709	$-	$-

Amount due to a director

		As of June 30,
Name of related party	Nature of transactions	2024	2025	2026
		HKD	HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$39,591	$335	$335	$43

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Compensation of Executive Officers”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

On March 24, 2026, a securities class action complaint was filed against us among other defendants (including various issuer-defendants, their underwriters, and certain individuals associated with the underwriters) in New York Supreme Court (Index No. 153671/2026), on behalf of three named plaintiffs and a putative class of investors, alleging violations of U.S. federal securities laws, including Sections 11, 12(a)(2), and 15 of the Securities Act of 1933, by the defendants. At this stage, we are unable to predict the outcome of this matter or reasonably estimate the possible loss, if any, and no liability has been recorded in our consolidated financial statements as of June 30, 2026.

Other than the foregoing, we are not currently a party to any other legal proceedings or investigations which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Furthermore, we may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

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

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in Exhibit 2.2 to this Annual Report, “Description of Securities registered under Section 12 of the Securities Exchange Act of 1934”, which is incorporated herein by reference. Our Third Amended and Restated Memorandum and Articles of Association is filed as Exhibit 1.1 to this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Related Party Transactions,” and “Underwriting” in our F-1 in connection with the IPO, which sections are incorporated herein by reference.

The following is a summary of each additional material contract, other than contracts entered into in the ordinary course of business, to which we or any member of our group is a party, for the two years immediately preceding the date of this Annual Report:

Strategic Collaboration Agreement with Angkasa-X. On July 15, 2026, we entered into a Strategic Collaboration Agreement with Angkasa-X Holdings Corp. (“Angkasa-X”), an emerging independent satellite operator and space technology company headquartered in Malaysia, to jointly advance a “Space-to-AI” digital infrastructure platform in Sarawak, Malaysia. The agreement has a 12-month term from its effective date and may be terminated for convenience by either party with 30 days’ written notice or terminated for cause for an uncured material breach after 15 days. Under the agreement, Angkasa-X is to construct, operate and maintain the Sarawak-based ground-station and edge datacenter and we are to provide datacenter design and operational consulting and collaborate with the Sarawak Digital Economy Corporation on joint operations and maintenance for the Sarawak-based edge datacenter. The parties are to conduct feasibility studies and define proof-of-concept success criteria within 180 days of the effective date, and the proof-of-concept is targeted for completion in October 2027. Under the agreement, the parties are permitted to charge reasonable project costs and expenses unless otherwise agreed in a separate binding commercial agreement.

2026 PIPE Subscription Agreements. In September 2026, we entered into subscription agreements (the “Subscription Agreements”) with nine investors for a private placement offering (the “2026 PIPE”). As of the date of this Annual Report, we have received an aggregate of approximately $2.4 million in gross proceeds, prior to deducting fees and expenses. Under the Subscription Agreements, we have agreed to file a resale registration statement as soon as reasonably practicable and to use commercially reasonable efforts to have it declared effective, subject to the conditions and suspension rights included therein.

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

The discussion set forth below is addressed only to U.S. Holders of our Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

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

Passive Foreign Investment Company (“PFIC”)

Based on our current and anticipated operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024 and the taxable year ended December 31, 2025. Depending on the amount of our cash, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending December 31, 2026 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be No assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of our cash, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of our cash. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our cash and other liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of our) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of June 30, 2026. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of June 30, 2026 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

As of June 30, 2026 and 2025, the material weakness identified related to a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures.

In response to the material weaknesses identified, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including but not limited to engaging a US law firm as our United States securities counsel under annual retainer for certain routine legal compliance requirements and hiring more qualified staff to fill up the key roles in the operations. See “Item 3. Key Information — D. Risk Factors— Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which may affect the market for and price of our Class A Ordinary Shares.”

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by J&S Associate PLT, our current independent registered public accounting firm, for the years ended June 30, 2026 and 2025, respectively:

	June 30, 2026	June 30, 2025
	US$	US$
Audit Fees*	$100,000	$125,000

*	Audit Fees – This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

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

We elected to be exempt from the requirements under Nasdaq Rules 5620, 5635 and 5640.

Nasdaq Rules 5620 provides (i) that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, (ii) that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq, and (iii) quorum requirements for the shareholders’ meeting.

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

Nasdaq Rules 5640 generally provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance, unless such action or issuance of a foreign private issuer is in compliance with Nasdaq’s requirements for domestic companies or not prohibited by such foreign private issuer’s home country law.

In July 2026, our British Virgin Islands counsel, Ogier, provided a letter to Nasdaq certifying that under British Virgin Islands law and our then effective amended and restated memorandum and articles of association, we are not prohibited from following British Virgin Islands corporate governance practices in lieu of the requirements of Nasdaq Rules 5620, 5635 and 5640 described above.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Global Engine Group Holding Limited and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Third Amended and Restated Memorandum and Articles of Association filed on August 24, 2026)
2.1	Specimen Certificate for Class A Ordinary Shares
2.2	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Executive Employment Agreement between Registrant and CEO, dated as of September 16, 2024 (previously filed; incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed on October 31, 2024)
4.2	Executive Employment Agreement between Registrant and CFO, dated as of September 16, 2024 (previously filed; incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed on October 31, 2024)
4.3	Underwriting Agreement (previously filed; incorporated by reference to Exhibit 1.1 filed with Form 6-K filed on September 24, 2024)
4.4	Agreement with Aisly Global Inc, dated January 1, 2021, as amended by that two Supplementary Agreements, dated September 30, 2021 and June 22, 2022, respectively, as further amended by that Amendment to the Agreement dated April 30, 2024 (previously filed; incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed on October 21, 2025)
4.5*	Cost Assignment Agreement with Boxasone Limited, dated January 1, 2020, as amended by that certain Cost Assignment Agreement, dated July 1, 2022
4.6*	Agreement with Teligent International Limited, dated June 1, 2023
4.7	Agreement with Intellino Tech Sdn Bhd, dated June 1, 2023, as amended by that certain Amendment to the Agreement, dated June 20, 2023, as further amended by that certain Supplementary Agreement, dated August 9, 2024, as further amended by that certain Amendment, dated March 28, 2025, as further amended by that certain Amendment, dated July 7, 2025, as further amended by that certain Agreement, dated January 1, 2026.
4.8*	Agreement with Nexsen Limited, dated September 25, 2023
4.9*	Agreement with MDT Innovation (Labuan) Ltd, dated August 30, 2023
4.10*	Agreement with Aisly Global Inc., dated August 30, 2023
4.11	Agreement with VNET Group Limited, dated March 9, 2025 (previously filed; incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed on October 21, 2025)
4.12	Agreement with Nexsen Limited, dated March 28, 2025 (previously filed; incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on October 21, 2025)
4.13	English Translation of the Agreement with Teligent International Limited, dated October 1, 2024 (previously filed; incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on October 21, 2025)
4.14	Agreement with MDT Innovation (Labuan) Ltd, dated April 30, 2024 (previously filed; incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed on October 21, 2025)
4.15	2025 Equity Incentive Plan (previously filed; incorporated by reference to Exhibit 10.1 to the Form 6-K filed on August 7, 2025)
4.16	Agreement with VNET Group Limited, dated December 1, 2025
4.17	Agreement with Datacube Research Centre Limited, dated August 16, 2025
4.18	Strategic Collaboration Agreement with Angkasa-X Holdings Corp., dated July 15, 2026
4.19	Form of Subscription Agreement
8.1	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics of the Registrant
11.2	Insider Trading Policy of the Registrant (previously filed; incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed on October 31, 2024)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of J&S Associate PLT, Independent Registered Public Accounting Firm
15.2	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
16.1	Letter of Marcum Asia CPAs LLP, dated May 23, 2025, to the U.S. Securities and Exchange Commission (previously filed; incorporated by reference to Exhibit 99.1 to the Form 6-K filed on May 23, 2025)
97.1	Clawback Policy (previously filed; incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed on October 31, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Incorporated by reference to the identically named exhibit filed with Registration Statement on Form F-1 (File No. 333-266919).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Global Engine Group Holding Limited

By:	/s/ Andrew, LEE Yat Lung
Name:	Andrew, LEE Yat Lung
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	October 29, 2026

GLOBAL ENGINE GROUP HOLDING LIMITED

TABLE OF CONTENTS

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II 12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Global Engine Group Holding Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Global Engine Group Holding Limited and its subsidiary (the ‘Company’) as of June 30, 2026 and 2025, and the related consolidated statements of operations, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended June 30, 2026 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the year ended June 30, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the retrospective adjustments related to the reverse stock split of ordinary shares described in Notes 15 and 17, that were applied to the 2024 financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to the retrospective adjustments of the reverse stock split and, accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

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

October 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Global Engine Group Holding Limited

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustment related to the share consolidation effective on October 8, 2026 as described in Note 15 and Note 17, the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Global Engine Group Holding Limited (the “Company”) for the year ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”) (the 2024 financial statements before the effects of the retrospective adjustments discussed in Note 15 and Note 17 are not presented herein). In our opinion, the financial statements, before the effects of the retrospective adjustment related to the share consolidation effective on October 8, 2026 as described in Note 15 and Note 17, present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retroactively apply the effects of the share consolidation effective on October 8, 2026 as described in Note 15 and Note 17, and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by J&S Associate PLT.

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

New York, New York
October 31, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,
	2025	2026	2026
	HKD	HKD	US$
Assets
Current assets
Cash	$25,217,011	$18,905,533	$2,410,805
Accounts receivable, net	9,317,347	17,633,893	2,248,647
Prepayment, deposits and other receivables	968,702	5,537,008	706,071
Prepaid tax	282,054	282,054	35,967
Total current assets	35,785,114	42,358,488	5,401,490

Non-current assets
Property and equipment, net	1,472,012	1,258,233	160,448
Long-term investments	17,355,709	14,330,188	1,827,364
Deferred tax assets	728,286	-	-
Intangible assets, net	12,288,998	10,420,994	1,328,870
Goodwill	6,101,447	6,101,447	778,047
Total non-current assets	37,946,452	32,110,862	4,094,729
Total assets	$73,731,566	$74,469,350	$9,496,219

Liabilities and shareholders’ equity
Current liabilities
Account payables - third parties	$30,000	$1,000,000	$127,518
Account payables - related party	71,500	-	-
Accrued expenses and other payables	8,029,713	16,587,700	2,115,238
Amount due to a related party	2,709	-	-
Amount due to a director	335	335	43
Tax payables	24,869	6,486	827
Contract liabilities	2,257,424	2,465,217	314,361
Total current liabilities	10,416,550	20,059,738	2,557,987

Non-current liability
Employee benefits	11,095	9,983	1,273
Total non-current liability	11,095	9,983	1,273

Total liabilities	10,427,645	20,069,721	2,559,260

Commitment and contingencies

Shareholders’ equity
Class A Ordinary shares, US$0.000625 par value, authorized 60,000,000 shares as of June 30, 2026 and 2025; 1,606,000 and 1,366,000 shares issued and outstanding as of June 30, 2026 and 2025, respectively*	6,633	7,808	996
Class B Ordinary shares, US$0.000625 par value, authorized 20,000,000 shares as of June 30, 2025; 464,000 shares issued and outstanding as of June 30, 2026 and 2025*	2,252	2,252	287
Additional paid-in capital	54,979,300	62,069,746	7,915,040
Retained earnings/(accumulated losses)	8,315,736	(7,680,177)	(979,364)
Total shareholders’ equity	63,303,921	54,399,629	6,936,959

Total liabilities and shareholders’ equity	$73,731,566	$74,469,350	$9,496,219

*	Giving retroactive effect to share consolidation of the Company’s ordinary shares at a ratio of one-for-ten effective on October 8, 2026

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Revenues
Cloud services and data center managed services
Third parties’ revenue	$39,604,258	$14,388,087	$15,444,127	$1,969,411
Related parties’ revenue	1,800,000	-	2,040,000	260,138
Telecommunication, consultancy and related services
Third parties’ revenue	8,046,176	8,693,007	4,500,676	573,920
Total revenues	49,450,434	23,081,094	21,984,803	2,803,469

Cost of revenues
Third parties’ cost of revenues	40,980,168	18,306,259	18,633,695	2,376,141
Related parties’ cost of revenues	1,140,000	1,133,500	429,000	54,705
	42,120,168	19,439,759	19,062,695	2,430,846

Gross profit	7,330,266	3,641,335	2,922,108	372,623

Operating expenses
General and administrative expenses	4,480,135	10,749,795	15,647,389	1,995,331
Total operating expenses	4,480,135	10,749,795	15,647,389	1,995,331

Income (loss) from operations	2,850,131	(7,108,460)	(12,725,281)	(1,622,708)

Other income (expenses)
Interest expense	(10,367)	(1,846)	-	-
Other income	52,807	599,134	495,957	63,244
Equity in loss of unconsolidated investees	-	(111,379)	(3,025,521)	(385,810)
Total other income (expenses), net	42,440	485,909	(2,529,564)	(322,566)
Income (loss) before income tax	2,892,571	(6,622,551)	(15,254,845)	(1,945,274)

Income tax expense (credit)
Current	297,067	(56,010)	12,782	1,630
Deferred	-	(728,286)	728,286	92,870
Total income tax expense (credit)	297,067	(784,296)	741,068	94,500
Net income (loss)	$2,595,504	$(5,838,255)	$(15,995,913)	$(2,039,774)

Weighted average number of Ordinary Shares
Basic and diluted*	1,600,000	1,775,014	1,893,123	1,893,123

Earnings (loss) per share
Basic and diluted*	$1.62	$(3.29)	$(8.45)	$(1.08)

*	Giving retroactive effect to share consolidation of the Company’s ordinary shares at a ratio of one-for-ten effective on October 8, 2026

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Class A			Class B			Shares		Additional			(Accumulated losses)
	Ordinary Shares			Ordinary Shares			Ordinary Shares			subscription		paid-in			Retained
	Shares*	Par Value		Shares*	Par Value		Shares*	Par Value		receivable		Capital			Earnings	Total
		HKD			HKD			HKD		HKD		HKD			HKD	HKD
Balance, July 1, 2023	1,600,000		7,766	-		-	-		-		(7,666)		-		11,558,487		11,558,587
Net income	-		-	-		-	-		-		-		-		2,595,504		2,595,504
Balance, June 30, 2024	1,600,000		7,766	-		-	-		-		(7,666)		-		14,153,991		14,154,091
Issuance of Ordinary shares, net of offering expenses	230,000		1,119	-		-	-		-		7,666		54,979,300		-		54,988,085
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(1,830,000)		(8,885)	1,366,000		6,633	464,000		2,252		-		-		-		-
Net loss	-		-	-		-	-		-		-		-		(5,838,255)		(5,838,255)
Balance, June 30, 2025	-		$-	1,366,000		$6,633	464,000		$2,252		$-		$54,979,300		$8,315,736		$63,303,921
Net loss	-		-	-		-	-		-		-		-		(15,995,913)		(15,995,913)
Issuance of Class A ordinary shares under Global Engine Group Holding Limited 2025 Equity Incentive Plan	-		-	240,000		1,175	-		-		-		7,090,446		-		7,091,621
Balance, June 30, 2026	-		$-	1,606,000		$7,808	464,000		$2,252		$-		$62,069,746		$(7,680,177)		$54,399,629
		US$	-		US$	996		US$	287	US$	-	US$	7,915,040	US$	(979,364)	US$	6,936,959

*	Giving retroactive effect to share consolidation of the Company’s ordinary shares at a ratio of one-for-ten effective on October 8, 2026

The accompany notes are an integral part of these consolidated financial statements.

GLOBAL ENGINE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income (loss)	$2,595,504	$(5,838,255)	$(15,995,913)	$(2,039,774)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	325,944	530,221	622,816	79,421
Amortization of right-of-use assets	353,807	-	-	-
Amortization of intangible assets	-	651,002	1,868,004	238,205
Provision for expected credit losses	99,775	501,059	666,851	85,036
Share-based compensation expense	-	-	3,545,810	452,156
Deferred tax	-	(728,286)	728,286	92,870
Impairment of long-term investments	-	-	2,992,995	381,662
Equity in loss of unconsolidated investees	-	111,379	32,526	4,148
Change in operating assets and liabilities
Accounts receivable	(8,514,195)	7,412,181	(8,983,397)	(1,145,549)
Prepayment, deposits and other receivables	(143,218)	(622,946)	(1,022,495)	(130,387)
Prepaid tax	553,941	(113,855)	-	-
Account payables	7,253,390	(12,766,817)	898,500	114,575
Income tax payable	-	3,166	(18,383)	(2,344)
Accrued expenses and other payables	-	1,127,713	(337,513)	(43,039)
Contract liabilities	(2,152,957)	518,294	207,793	26,497
Employee benefits	-	11,095	(1,112)	(142)
Operating lease obligation	(370,181)	-	-	-
Net cash provided by (used in) operating activities	1,810	(9,204,049)	(14,795,232)	(1,886,665)

Cash flow from investing activities:
Purchases of item of property and equipment	-	(1,325,139)	(409,037)	(52,160)
Purchases of intangible assets	-	(12,940,000)	-	-
Payments for acquisition of long-term investments	-	(17,467,088)	-	-
Payments for acquisition of subsidiaries, net of cash acquired	-	(6,122,444)	-	-
Net cash used in investing activities	-	(37,854,671)	(409,037)	(52,160)

Cash flow from financing activities:
Payments of IPO costs	(1,361,560)	(10,896,313)	-	-
Proceeds from initial public offering	-	71,472,020	-	-
Proceeds (repayment) of amount due to a director	7,140	(39,256)	-	-
Repayment of amount due from/to related parties	(16,201)	(27,013)	(2,709)	(345)
Collection of payment on behalf of a customer, net	3,530,000	3,360,000	8,895,500	1,134,340
Net cash provided by financing activities	2,159,379	63,869,438	8,892,791	1,133,995

Change in cash	2,161,189	16,810,718	(6,311,478)	(804,830)

Cash, beginning of the year	6,245,104	8,406,293	25,217,011	3,215,635

Cash, end of the year	$8,406,293	$25,217,011	$18,905,533	$2,410,805

Supplemental cash flow information
Cash paid for income tax	$-	$54,679	$31,165	$3,974
Cash received from tax refund	$256,874	$-	$-	$-
Cash paid for interest expense	$1,049	$1,846	$-	$-
Non-cash activities:
Class A Ordinary shares issued as prepayment for consulting services	$-	$-	$3,545,811	$452,157

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

On December 2, 2024, BVI Sub completed the acquisition of 100% of the issued share capital of Ace Vision Technology Investment Limited (“Ace Vision Investment”). Ace Vision Technology Investment, through its wholly owned subsidiary, Ace Vision Technology Limited (collectively, “Ace Vision Group”), provides IT consultancy services in Hong Kong.

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership	Principal activities
Global Engine Holdings Limited	● A BVI company ● Incorporated on March 5, 2021	100% owned by GE Group	Investment holding
Ace Vision Technology Investment Limited	● A BVI company ● Incorporated on May 3, 2022 ● Became a subsidiary of the Company on December 2, 2024	100% owned by BVI Sub	Investment holding
Global Engine Limited	● A Hong Kong company ● Incorporated on May 3, 2018	100% owned by BVI Sub	Integrated solutions provider in ICT, system integration and other technical consultation services
Ace Vision Technology Limited (“Ace Vision”)	● A Hong Kong company ● Incorporated on October 30, 2017 ● Became a subsidiary of the Company on December 2, 2024	100% owned by Ace Vision Investment	IT consultation services
Global Engine (Singapore) Pte. Limited	● A Singapore company ● Incorporated on June 17, 2026	100% owned by Ace Vision Investment	Not yet operational; intended to conduct artificial intelligence-related business activities

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including provision for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant estimates included the provision for credit losses, the useful lives of property and equipment and intangible assets, the impairment of goodwill and long-term investments, and the realizability of deferred tax assets. Actual results could differ from these estimates.

Earnings per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with FASB Accounting Standards Codification (“ASC”) 260 “Earnings Per Share”, using the two-class method. Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”) and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830 “Foreign Currency Matters”.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of June 30, 2026 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.842 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2026. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 “Related Party Disclosures”. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Revenue recognition

The Company adopted ASC 606 “Revenue from Contracts with Customers”, for all periods presented. The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied.

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

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in Hong Kong.

Deposit accounts denominated in Hong Kong Dollars, or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD800,000 (approximately US$102,015) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of June 30, 2026 and 2025, cash balances of HKD16,881,194 (US$2,152,664) and HKD22,790,453, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The Company maintains a reserve for credit losses in accordance with ASC 326 “Financial Instruments — Credit Losses”, and records the reserve for credit losses as an offset to accounts receivables, and the estimated credit losses charged to the allowance is classified as general and administrative expenses in the consolidated statements of operations. The Company estimated its reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forward-looking information.

As of June 30, 2026 and 2025, the Company has provision for credit losses of HKD1,267,685 (US$161,653) and HKD600,834, respectively.

Prepayment, deposits and other receivables

Prepayments are cash deposited or advanced to suppliers, vendors or consultants for the purchase of goods or services and for the legal and professional services in relation to the potential follow on offering. Deposits consist of (i) security payments made to utilities companies and are refundable upon termination of services; and (ii) security payments made to a lessor for the Company’s office lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company. Other receivables are bank interest income that are to be collected from the banks.

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

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350 “Intangibles — Goodwill and Other”, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2026 and 2025, no impairment of long-lived assets was recognized.

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

Under the Hong Kong Employment Ordinance, the Company is obligated to make long service payments (“LSP”) to qualifying employees upon termination of employment in certain circumstances. The LSP obligation is accounted for as a post-employment benefit and measured based on the statutory formula applied to employees’ service and salaries as of the balance sheet date. Following the abolition of the MPF offsetting arrangement on May 1, 2025, accrued benefits derived from the employer’s mandatory MPF contributions can no longer be used to offset LSP in respect of employment periods after that date. The LSP obligation is presented as “Employee benefits” under non-current liabilities and amounted to HKD9,983 (US$1,273) and HKD11,095 as of June 30, 2026 and 2025, respectively.

Share-based compensation

The Company accounts for share-based awards granted to employees and non-employees in accordance with ASC 718, “Compensation — Stock Compensation”. Awards are measured at their grant-date fair value. For awards granted to employees, compensation cost is recognized immediately at the grant date if no vesting conditions are required, or on a straight-line basis over the requisite service period. For awards granted to non-employees in exchange for goods or services, compensation cost is recognized in the same period(s) and in the same manner as if the Company had paid cash for the goods or services; the portion relating to services not yet rendered is recognized as a prepayment. The Company accounts for forfeitures as they occur. The fair value of ordinary shares granted is determined by reference to the closing price of the Company’s Class A ordinary shares on the grant date.

Segment reporting

The Company adopted Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. ASC 280 defines that an operating segment is a component of a public entity with a discrete financial information and operating results available for regular review by the entity’s Chief Operating Decision Maker (“CODM”), which is comprised of the Company’s Chief Executive Officer and Chief Financial Officer, whose review financial information presented on a consolidated basis, using single measure of operating profit and a total of expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07. All of the Company’s long-lived assets are located in Hong Kong. As such, one reportable geographic segment is being presented.

Leases

The Company adopted ASC 842 “Leases”. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the consolidated statements of operations on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

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

Operating lease expense is recognized on a straight-line basis over the lease term. For the years ended June 30, 2026, 2025 and 2024, the Company’s operating lease expense was HKD420,500 (US$53,621), HKD420,000 and HKD388,807, respectively.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended June 30, 2026, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Income taxes

In July 2025, the Company adopted ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures, using a prospective approach. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations.

Under the current laws of the British Virgin Islands, the Company and its BVI subsidiaries are not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax is imposed.

Global Engine Limited and Ace Vision Technology Limited are incorporated in and carries trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

No taxable income was generated outside Hong Kong for the years ended June 30, 2026, 2025 and 2024. The Company accounts for income tax in accordance with ASC 740 “Income Taxes”. Provision for income taxes consists of taxes currently due plus deferred tax.

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

Concentration of customers

As of June 30, 2026, two customers accounted for 60.9% and 23.7%, respectively, of the Company’s total accounts receivable. As of June 30, 2025, a customer accounted for 87.0% of the Company’s total accounts receivable.

For the year ended June 30, 2026, three major customers accounted for 50.5%, 23.2% and 15.0%, respectively, of the Company’s total revenues. For the year ended June 30, 2025, three major customers accounted for 53.1%, 18.2% and 14.3%, respectively, of the Company’s total revenues. For the year ended June 30, 2024, three major customers accounted for 63.3%, 15.8% and 15.7%, respectively, of the Company’s total revenues.

Concentration of vendors

As of June 30, 2026, a vendor accounted for 100% of the Company’s total accounts payable. As of June 30, 2025, two vendors accounted for 70.4% and 29.6%, respectively, of the Company’s total accounts payable.

For the year ended June 30, 2026, a vendor accounted for 87.5% of the Company’s total purchases. For the year ended June 30, 2025, two vendors accounted for 66.2% and 16.8%, respectively, of the Company’s total purchases. For the year ended June 30, 2024, two vendors accounted for 77.7% and 17.4%, respectively, of the Company’s total purchases.

Recent accounting pronouncements

In November 2024, the Financial Accounting Standards Board (“FASB”) issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending June 30, 2028 and interim reporting periods during the year ending June 30, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

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

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending June 30, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which removes all references to prescriptive and sequential software development stages (“project stages”) throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending June 30, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”, which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending June 30, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

Note 3 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the considerations the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the fiscal years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Cloud services and data center managed services	$41,404,258	$14,388,087	$17,484,127	$2,229,549
Telecommunication, consultancy and related services	8,046,176	8,693,007	4,500,676	573,920
Total revenues	$49,450,434	$23,081,094	$21,984,803	$2,803,469

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Service transferred over time	$49,450,434	$23,081,094	$21,984,803	$2,803,469

Revenue, classified by the major geographic areas in which our customers were located, was as follows:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Hong Kong	$31,278,159	$12,258,708	$10,874,897	$1,386,750
Malaysia	10,400,382	9,029,920	11,109,906	1,416,719
Others	7,771,893	1,792,466	-	-
Total revenues	$49,450,434	$23,081,094	$21,984,803	$2,803,469

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of June 30 are as follows:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Amounts expected to be recognized as revenue:
Within one year	$2,086,957	$-	$-
After one year	1,565,217	-	-
	$3,652,174	$-	$-

The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

The following table shows the amounts of revenue recognized in the current reporting period that was included in contract liabilities at the beginning of the reporting period:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
Cloud services and data center managed services	$1,876,000	$-	$-	$-
Telecommunication, consultancy and related services	1,911,587	1,739,130	1,652,174	210,683
Total revenues	$3,787,587	$1,739,130	$1,652,174	$210,683

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Accounts receivable	$9,918,181	$18,901,578	$2,410,300
Less: provision for credit losses	(600,834)	(1,267,685)	(161,653)
Accounts receivable, net	$9,317,347	$17,633,893	$2,248,647

Movement of provision for credit losses is as follows:

	For the years ended June 30,
	2025	2026
	HKD	HKD	US$
Beginning balance	$99,775	$600,834	$76,617
Provision	501,059	666,851	85,036
Ending balance	$600,834	$1,267,685	$161,653

For the years ended June 30, 2026, 2025 and 2024, provision for credit losses provided were HKD666,851 (US$85,036), HKD501,059 and HKD99,775, respectively.

Note 5 — Prepayment, deposits and other receivables

Prepayment, deposits and other receivables included the following:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Prepayment	$874,014	$5,418,676	$690,981
Deposits	77,600	77,600	9,896
Other receivables	17,088	40,732	5,194
Total prepayment, deposits and other receivables	$968,702	$5,537,008	$706,071

Prepayment as of June 30, 2026 included HKD3,545,811 (US$452,157) of consulting services paid in advance through the issuance of Class A Ordinary Shares (Note 12). The remaining prepayment mainly represented advance payments to suppliers and professional advisors. Deposits mainly represented rental and utility deposits, and other receivables represented bank interest receivable.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Leasehold improvements	$36,000	$36,000	$4,591
Computer equipment	1,605,813	1,631,676	208,069
Furniture and fixtures	31,936	31,936	4,072
Motor Vehicles	1,188,538	1,571,712	200,422
Subtotal	2,862,287	3,271,324	417,154
Less: accumulated depreciation	(1,390,275)	(2,013,091)	(256,706)
Total	$1,472,012	$1,258,233	$160,448

Depreciation expense for property and equipment for the years ended June 30, 2026, 2025 and 2024 amounted to HKD622,816 (US$79,421), HKD530,221 and HKD325,944, respectively.

Note 7 — Intangible assets, net

Intangible assets consisted of the following:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Software	$12,940,000	$12,940,000	$1,650,089
Less: accumulated amortization	(651,002)	(2,519,006)	(321,219)
Total	$12,288,998	$10,420,994	$1,328,870

Amortization expense for intangible assets for the years ended June 30, 2026, 2025 and 2024 amounted to HKD1,868,004 (US$238,205), HKD651,002 and HKD Nil, respectively.

The table below presents the estimated future amortization expense of intangible assets as of June 30, 2026:

Years ending June 30,	Amount (HKD)	Amount (US$)
2027	$1,868,004	$238,205
2028	1,868,004	238,205
2029	1,868,004	238,205
2030	1,416,982	180,692
2031+	3,400,000	433,563
Total	$10,420,994	$1,328,870

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

The fair values of the identifiable assets and liabilities of Ace Vision Group as at the date of acquisition were as follows:

	Fair value recognized on acquisition
	2025
	HKD	US$
Account Receivables	$100,000	$12,752
Cash	88,076	11,231
Accounts payables	(30,000)	(3,826)
Tax payable	(21,703)	(2,768)
Other payables	(27,300)	(3,481)
Foreign exchange difference	-	8,045 *
Total identifiable net assets at fair value	$109,073	$21,953
Goodwill	6,101,447	778,047
Purchase consideration settled by cash	$6,210,520	$800,000

*	Solely for the convenience of the reader, the fair values of the identifiable assets and liabilities have been translated at the rate of HKD7.8420 to US$1.00, resulting in a foreign currency translation difference of US$8,045.

The changes in the carrying amount of goodwill are as follows:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Beginning balance	$-	$6,101,447	$778,047
Business combinations	6,101,447	-	-
Ending balance	$6,101,447	$6,101,447	$778,047

Goodwill arising from the acquisition was attributable to the benefit of expected synergies and future market development as of the date of acquisition. The Company carries out its impairment testing on goodwill at each year end by comparing the fair value to their carrying amounts. There is no impairment of goodwill being recognized during the financial year. None of the goodwill recognized is expected to be deductible for income tax purposes.

Note 9 — Long-term investments

On December 30, 2024, the Company acquired a 22.5% equity interest in Corpotech Holdings Limited (“Corpotech”), which owns a data center in Tsing Yi, Hong Kong, for US$2.25 million. The investment is accounted for under the equity method. Movements in the carrying amount were as follows:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Beginning balance	$-	$17,355,709	$2,213,174
Acquisition of equity interest	17,467,088	-	-
Share of loss of equity method investee	(111,379)	(32,526)	(4,148)
Impairment loss	-	(2,992,995)	(381,662)
Ending balance	$17,355,709	$14,330,188	$1,827,364

As of June 30, 2026, the Company assessed the investment for impairment. The fair value of its 22.5% interest was estimated using a discounted cash flow method (Level 3). The significant unobservable inputs were a discount rate of 10.9% and a long-term growth rate of 3.0%. As the fair value was below the carrying amount and the decline was considered other than temporary, an impairment loss of HKD2,992,995 (US$381,662) was recognized. Impairment charges were recorded in “equity in loss of unconsolidated investees” in the consolidated statements of operations.

Summarized financial information of Corpotech is as follows:

	2025	2026
	HKD	HKD
Current assets	420,754	830,465
Non-current assets	8,069,490	7,220,070
Current liabilities	254,013	256,701
Revenue	1,220,000	2,560,000
Gross profit	250,000	360,000
Loss from operations	(628,506)	(396,636)
Net loss	(495,019)	(144,562)

Note 10 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Professional fees	$855,863	$802,200	$102,295
Salaries and employee benefits	283,850	-	-
Other payables	6,890,000	15,785,500	2,012,943
Total	$8,029,713	$16,587,700	$2,115,238

Other payables mainly represented the collection of payment on behalf of a customer. As of the date of this Annual Report, HKD9,450,000 (US$1,205,050) has been paid to the customer and the remaining collection would be paid off to the customer in the near future.

Note 11 — Taxes

British Virgin Islands

Global Engine Group Holding Limited and several of its wholly-own subsidiaries are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiaries in Hong Kong. Under the current laws of the British Virgin Islands, these entities are not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholder, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

GEL and Ace Vision are incorporated in Hong Kong and are subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

For the tax years of 2023/24, 2024/25 and 2025/26, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD3,000 and HKD1,500 and HKD3,000, respectively, per case.

The income tax expenses (credit) consisted of the following components:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Hong Kong
Current	$297,067	$(56,010)	$12,782	$1,630
Deferred	-	(728,286)	728,286	92,870
Total tax expense (credit)	$297,067	$(784,296)	$741,068	$94,500

Tax Reconciliation

The reconciliation for the year ended June 30, 2026 after the adoption of ASU 2023-09 is as follows:

	For the years ended June 30, 2026,
	HKD	USD	Percent
Loss before income tax	$(15,254,845)	$(1,945,274)
Hong Kong statutory tax rate	(2,517,050)	(320,970)	16.5%
Foreign tax effects
BVI	489,932	62,475	(4.0)%
Other jurisdictions	1,770	226	(0.0)%
Tax credits	(3,000)	(383)	0.0%
Changes in valuation allowance	1,666,694	212,534	13.6%
Non-deductible expenses and non-taxable income
Share of results of equity investees	499,211	63,659	(3.3)%
Share-based compensation	585,059	74,606	(4.8)%
Others	31,412	4,006	(0.3)%
Effect of preferential tax benefit on assessable profits	(12,960)	(1,653)	0.1%
Income tax expense	$741,068	$94,500	(4.9)%

The reconciliation prior to the adoption of ASU 2023-09 is as follows:

	For the years ended June 30,
	2024	2025
	HKD	HKD
Income (loss) before income tax	2,892,571	$(6,622,551)
Hong Kong income tax rate	16.5%	16.5%
Income tax expense computed at statutory rate	477,274	(1,092,721)
Preferential rate	(165,000)	(36,561)
Reconciling items:
Non-taxable items in Hong Kong	(30,394)	(74,828)
Expenses not deductible for tax	18,187	82,675
Tax losses not recognized	-	338,639
Tax credit	(3,000)	(1,500)
Total income tax expense (credit)	297,067	$(784,296)
Effective tax rate	10.3%	11.8%

Deferred Tax Assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	As of June 30,
	2025	2026
	HKD	HKD	US$
Deferred Tax Assets
Net operating losses carry forwards	$2,974,221	$3,557,176	$453,606
Total deferred tax assets	$2,974,221	$3,557,176	$453,606
Less: valuation allowance	-	(1,666,694)	(212,534)
Deferred tax assets, net of valuation allowance	$2,974,221	$1,890,482	$241,072

Deferred Tax Liabilities
Depreciation of property and equipment	$(218,250)	$(171,018)	$(21,808)
Amortization of intangible assets	(2,027,685)	(1,719,464)	(219,264)
Total deferred tax liabilities	$(2,245,935)	$(1,890,482)	$(241,072)

Deferred tax assets, net	$728,286	$-	$-

As of June 30, 2025, management concluded that it was more likely than not that the net deferred tax assets of HKD728,286 would be realized. As of June 30, 2026, having considered all available positive and negative evidence, including the cumulative losses incurred in recent years, which constitute significant negative evidence that is difficult to overcome, management concluded that it is more likely than not that the net deferred tax assets will not be realized. Accordingly, a full valuation allowance of HKD1,666,694 (US$212,534) was provided against the net deferred tax assets as of June 30, 2026, of which HKD728,286 (US$92,870) related to the net deferred tax assets recognized as of June 30, 2025.

Income taxes paid, net of refunds, amounted to HKD31,165 (US$3,974) for the year ended June 30, 2026, all in Hong Kong.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

The Company had no unrecognized tax benefits as of June 30, 2026, 2025 and 2024. Hong Kong tax returns generally remain open to examination for six years of assessment, extended to ten years in cases of fraud or willful evasion.

Note 12 — Share-based compensation

On August 8, 2025, our board of directors approved the adoption of the Global Engine Group Holding Limited 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”). Under the 2025 Equity Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued is 366,000 (on a post-split basis), or during the term of the 2025 Equity Incentive Plan an aggregate maximum number of 800,000 Class A ordinary shares (on a post-split basis).

On March 27, 2026, the Company issued 240,000 Class A Ordinary Shares (on a post-split basis) under the 2025 Equity Incentive Plan to four third-party consultants as compensation for professional services rendered for certain business projects to be rendered over a service period of a year from January 1, 2026 under the respective consulting agreements. The shares were fully vested and non-forfeitable on issuance

The shares were measured at their grant-date fair value of HKD7,091,621 (US$904,313), based on the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on the grant date of US$3.80 per share (on a post-split basis). In accordance with ASC 718-10-25-2C, the cost is recognized in the same period and in the same manner as if the Company had paid cash for the services. Accordingly, the fair value of the shares was credited to share capital and additional paid-in capital on issuance, with a corresponding prepayment that is recognized as consultancy fee within general and administrative expenses on a straight-line basis over the service period.

During the year ended June 30, 2026, the Company recognized share-based compensation expense of HKD3,545,810 (US$452,156). As of June 30, 2026, unrecognized compensation cost of HKD3,545,811 (US$452,157) was included in prepayment (Note 5) and is expected to be recognized over the remaining service. No income tax benefit was recognized, as the share-based compensation is not deductible for Hong Kong profits tax purposes.

No share options or other awards were granted, and no awards were forfeited, during the years ended June 30, 2026, 2025 and 2024.

Note 13 — Related party transactions and balances

The following was a summary of related parties and their relationships with the Company:

Name	Relationship
Mr. Lee, Yat Lung Andrew (“Mr. Lee”)	Chairman and Chief Executive Officer of the Company. Mr. Lee has the voting, dispositive or investment powers over Class A Ordinary Shares and Class B ordinary shares. In addition, pursuant to a proxy agreement dated March 13, 2025, Rosy Depot Limited, Best Digital Developments, and Cosmic Solution Group Limited granted Mr. Lee the right to exercise all voting rights attached to their Class A Ordinary Shares. Under the proxy agreement, the proxy may not be terminated by either party for a period of 24 months after March 13, 2025, except for cause. Therefore, Mr. Lee controls approximately 90.6% of the voting power of the Company
Boxasone Limited (“BAO”)	Mr. Lee is a sole director and a shareholder
China Information Technology Development Limited (“CITD”)*	A shareholder of the Company
Corpotech Limited	22.5% owned by the Company

*	On December 31, 2025, CITD completed the sales of entire interest of Rosy Depot Limited, who holds 160,000 Class A Ordinary Shares (on a post-split basis) of the Company. As a result, CITD was not considered as the Company’s related party since then.

Related party transactions

The Company has commercial arrangements with related entities to provide or receive technical support and other services.

For the year ended June 30, 2026, the revenue generated from DataCube Research Centre Limited, a subsidiary of CITD, amounted to HKD2,040,000 (US$260,138). For the year ended June 30, 2026, the Company received services from Logic Network Limited, a subsidiary of CITD, and reflected in cost of revenue amounted to HKD429,000 (US$54,705). The Company received IT services for server rental from Corpotech Limited amounted to HKD320,000 (US$40,806).

For the year ended June 30, 2025, the Company received services from Logic Network Limited and reflected in cost of revenue amounted to HKD1,133,500. The Company received IT services for server rental from Corpotech Limited amounted to HKD240,000.

For the year ended June 30, 2024, the revenue generated from DataCube Research Centre Limited amounted to HKD1,800,000. The Company also received services from Logic Network Limited and reflected in cost of revenue amounted to HKD1,140,000.

Related party balances

As of June 30, 2025, the Company has account payable of HKD71,500 with Logic Network Limited. As of June 30, 2025, the Company has salaries accrued to directors of HKD230,000.

Amount due to a related party

			As of June 30,
Name of related parties	Relationship	Nature of transactions	2025	2026
			HKD	HKD	US$
BAO	Mr. Lee is a sole director and shareholder	BAO reimbursed for certain expenses, including insurance and office expenses incurred on the Company’s behalf.	$2,709	$-	$-

Amount due to a director

		As of June 30,
Name of related parties	Nature of transactions	2025	2026
		HKD	HKD	US$
Mr. Lee	Mr. Lee from time to time, provides advances to the Company for working capital purposes.	$335	$335	$43

Note 14 — Lease

Non-cancellable Operating Lease

The Company signed the lease arrangement in May 2024. The lease has a term of one year and started on June 4, 2024. The Company has exercised the option to renew the lease for an additional one-year term, from June 4, 2025 to June 3, 2026. The Company applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement under ASC 842-20-25-2, and accordingly, no operating lease right-of-use assets and liabilities are recognized for the lease.

The component of lease expense was as follows:

	For the years ended June 30,
	2024	2025	2026
	HKD	HKD	HKD	US$
Operating lease cost	$388,807	$420,000	$420,500	$53,621

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of June 30, 2026 was as follows:

Years ending June 30,	Amount (HKD)	Amount (US$)
2027	$390,500	$49,796

Note 15 — Equity

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

On March 27, 2026, the Company issued 2,400,000 Class A Ordinary Shares under the 2025 Equity Incentive Plan to four third-party consultants.

Giving retroactive effect to share consolidation of the Company’s ordinary shares at a ratio of one-for-ten effective on October 8, 2026, the Company is authorized to issue a maximum of 80,000,000 shares, each with a par value of US$0.000625, comprising i) 60,000,000 Class A ordinary shares of a par value of US$0.000625 each and ii) 20,000,000 Class B ordinary shares of a par value of US$0.000625 each. As of June 30, 2026 and 2025, 1,606,000 and 1,366,000 Class A ordinary shares issued and outstanding, respectively; and as of June 30, 2026 and 2025, 464,000 Class B ordinary shares issued and outstanding.

Note 16 — Commitments and Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

On March 24, 2026, the Company was named as one of defendants (including various issuer-defendants, their underwriters, and certain individuals associated with the underwriters) in a putative securities class action filed in the Supreme Court of the State of New York, New York County, together with numerous underwriter and individual defendants. Plaintiffs asserted claims under Sections 11 and 12 of the Securities Act of 1933, alleging the Company’s IPO registration statement and prospectus omitted material information regarding risks of post-IPO pump-and-dump manipulation schemes. Since March 24, 2026, and as of the date of this annual report, there has been no further activity in the matter involving the Company, nor has there been any formal investigation or regulatory inquiry involving the Company or its officers. The Company has not been formally served with summons and complaint, denies all allegations, and plans to vigorously defend the litigation given the claims lack legal merit. Under ASC 450, management determined a material loss is not probable and no reasonable estimate of potential loss can be made, thus no loss contingency accrual has been recognized.

As of June 30, 2026 and as of the date of this Annual Report, the Company had no other pending or threatened lawsuits nor claims.

Note 17 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2026 up through the date the Company issued the consolidated financial statements. Other than the event disclosed below, there was no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

In September 2026, we entered into subscription agreements with nine investors for a private placement offering. As of date of this Annual Report, we have received an aggregate of approximately $2.4 million in gross proceeds, prior to deducting fees and expenses.

On October 8, 2026, the Company has effected a share consolidation of the Company’s shares, with the share consolidation ratio set at 1-for-10. Following the effectiveness of the share consolidation, every ten Class A ordinary shares with a par value of US$0.0000625 each were consolidated into one Class A ordinary share with a par value of US$0.000625 each, and every ten Class B ordinary shares with a par value of US$0.0000625 each were consolidated into one Class B ordinary share with a par value of US$0.000625 each.